    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GLASSTECH, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                              3567                        13-3440225
(State or Other jurisdiction of             (Primary Standard             (I.R.S. Employer
incorporation or organization)      Industrial Classification Code       Identification No.)
                                                Number)

                            ------------------------

                            AMPOINT INDUSTRIAL PARK
                               995 FOURTH STREET
                             PERRYSBURG, OHIO 43551
                                 (419) 661-9500
    (Address, including ZIP code, and telephone number, including area code, of Registrant's principal executive offices)

                            KENNETH H. WETMORE, ESQ.
                                GENERAL COUNSEL
                                GLASSTECH, INC.
                            AMPOINT INDUSTRIAL PARK
                               995 FOURTH STREET
                             PERRYSBURG, OHIO 43551
                                 (419) 661-9500
           (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)

                                 With a copy to

                            R. STEVEN KESTNER, ESQ.
                             BAKER & HOSTETLER LLP
                           3200 NATIONAL CITY CENTER
                             1900 EAST NINTH STREET
                             CLEVELAND, OHIO 44114
                                 (216) 621-0200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                               PROPOSED         PROPOSED
                                                               MAXIMUM          MAXIMUM
          TITLE OF EACH CLASS OF             AMOUNT TO BE   OFFERING PRICE     AGGREGATE         AMOUNT OF
        SECURITIES TO BE REGISTERED           REGISTERED       PER NOTE      OFFERING PRICE   REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Series B 12 3/4% Senior Notes Due 2004.....  $70,000,000         100%         $70,000,000         $21,213
--------------------------------------------------------------------------------------------------------------
TOTAL                                        $70,000,000         100%         $70,000,000         $21,213
==============================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1997

PROSPECTUS
(GLASSTECH LOGO)               GLASSTECH, INC.
              OFFER TO EXCHANGE $1,000 IN PRINCIPAL AMOUNT OF ITS
                     SERIES B 12 3/4% SENIOR NOTES DUE 2004
            WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR
               EACH $1,000 IN PRINCIPAL AMOUNT OF ITS OUTSTANDING
                    12 3/4% SENIOR NOTES DUE 2004, OF WHICH
                  $70,000,000 PRINCIPAL AMOUNT IS OUTSTANDING

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                    ON             , 1997, UNLESS EXTENDED.

                            ------------------------

     Glasstech, Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its Series B 12 3/4% Senior Notes due 2004 (the "New Notes"), registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 12 3/4% Senior Notes due 2004 (the "Old Notes"), of which $70,000,000 principal amount is outstanding. The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace), except that the New Notes will bear a Series B designation and will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions relating to an increase in the interest rate which were included in the terms of the Old Notes in certain circumstances relating to the timing of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture, dated as of July 2, 1997 between Glasstech Sub Co., a Delaware corporation ("Sub Co."), and United States Trust Company of New York, as trustee (the "Trustee"), as supplemented by the Supplemental Indenture, dated July 2, 1997 between the Company and the Trustee (collectively, the "Indenture"). The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of the Notes."

     The Company will accept for exchange any and all Old Notes validly tendered
and not withdrawn prior to 5:00 p.m., New York City time on             , 1997,
unless extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Exchange Offer is subject to certain customary conditions.
                                                        (Continued on next page)
                            ------------------------

      SEE "RISK FACTORS" ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE NEW NOTES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is             , 1997.

(Continued from cover)

     Interest on the New Notes will be payable in cash semi-annually on each January 1 and July 1, commencing January 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, the Company, at its option, may redeem in the aggregate up to $17.5 million, or 25%, of the original principal amount of the Notes at any time and from time to time prior to July 1, 2000 at 112.75% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date, with the Net Proceeds (as defined herein) of one or more Qualified Equity Offerings (as defined herein) of the Company or Glasstech Holding Co., a Delaware corporation and sole stockholder of the Company ("Holding") to the extent such proceeds were contributed to the Company as common equity, provided that at least $52.5 million of the principal amount of the Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering. See "Description of the Notes -- Optional Redemption."

     Upon a Change of Control (as defined herein), each holder of the Notes will be entitled to require the Company to repurchase such holder's Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. See "Description of the Notes -- Change of Control Offer." In addition, the Company is obligated in certain instances to make an offer to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes -- Certain Covenants -- Limitation on Certain Asset Sales."

     The New Notes will be general senior unsecured obligations of the Company, ranking pari passu in right of payment with all other existing and future senior indebtedness of the Company and senior in right of payment to any subordinated indebtedness of the Company. The New Notes will be effectively subordinated in right of payment to all secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility (as defined herein). Upon completion of the Initial Offering (as defined herein), the Company had $10.0 million available under the Revolving Credit Facility and no senior indebtedness outstanding, including indebtedness under the Revolving Credit Facility, other than the Old Notes. See "Risk Factors -- High Level of Indebtedness and Leverage," "Use of Proceeds" and "Capitalization."

     The Old Notes were sold on July 2, 1997 (the "Issue Date") to CIBC Wood Gundy Securities Corp. (the "Initial Purchaser") in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act as part of a sale of 70,000 units (the "Units"), consisting of the sale of the Old Notes by Sub Co., an acquisition vehicle used by Holding to acquire the Company pursuant to a merger, in an aggregate principal amount of $70.0 million and the sale of 70,000 warrants (the "Warrants") by Holding, then the sole stockholder of Sub Co., to purchase 877.21 shares of Class A Common Stock (as defined herein) of Holding. These transactions are collectively hereinafter referred to as the "Initial Offering." The Initial Purchaser subsequently placed the Units with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. The Warrants were immediately detachable from the Old Notes. Accordingly, the Units, Warrants and Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder solely in exchange for the Old Notes in order to satisfy the obligations of the Company under the Registration Rights Agreement (as defined herein) entered into by the Company in connection with the Initial Offering. Neither the Company nor Holding has any obligation under to Registration Rights Agreement or any other agreement to exchange the Warrants or register the Warrants under the Securities Act. See "The Exchange Offer."

     Based upon no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such

New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. See "The Exchange Offer -- Resale of the New Notes." Each broker-dealer (a "Participating Broker-Dealer") that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

     Holders of Old Notes not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. The Company will pay all the expenses incurred by it incident to the Exchange Offer. See "The Exchange Offer."

     There has not previously been any public market for the Old Notes or the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. See "Risk Factors -- Absence of a Public Market." Moreover, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

     The New Notes will be available initially only in book-entry form and the Company expects that the New Notes issued pursuant to the Exchange Offer will be issued in the form of a Global Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the New Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Note, New Notes in certificated form will be issued in exchange for the Global Note only under the limited circumstances set forth in the Indenture. See "Description of the Notes -- Book-Entry, Delivery and Form."

     There will be no cash proceeds payable to the Company from the issuance of the New Notes pursuant to the Exchange Offer and no underwriter is being used in connection with the Exchange Offer. Initially, the Old Notes were issued by Sub Co., a corporation formed for the sole purpose of effecting the acquisition of the Company by the Key Equity Group (as defined herein). The net proceeds from the Initial Offering, together with an equity contribution of $15.0 million to Sub Co. by Holding, a corporation wholly-owned by the Key Equity Group, were used by Sub Co. to acquire all the outstanding capital stock of the Company. The acquisition was effected pursuant to the terms of a merger agreement among Holding, Sub Co. and the Company, as amended (the "Merger Agreement"). On July 2, 1997 the Initial Offering was consummated and Sub Co. was merged with and into the Company, with the Company becoming the surviving corporation and obligor on the Old Notes.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which definition shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     As a result of the filing of the Exchange Offer Registration Statement with the Commission, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. The obligation of the Company to file periodic reports and other information with the Commission will be suspended if the Notes are held of record by fewer than 300 holders as of the beginning of any fiscal year of the Company other than the fiscal year in which the Exchange Offer Registration Statement is declared effective. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent auditors and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources. Investors are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed herein. See "Risk Factors." In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                        [Page intentionally left blank]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the "Company" or "Glasstech" refers to Glasstech, Inc. and its subsidiaries, "Holding" refers to Glasstech Holding Co. and "Sub Co." refers to Glasstech Sub Co., unless the context otherwise requires.

                                  THE COMPANY

     The Company is a market and technological leader in the design and assembly of state-of-the-art glass bending and tempering (i.e., strengthening) systems used by glass manufacturers and processors in the conversion of flat glass into safety glass. The Company sells its systems worldwide, primarily to automotive glass manufacturers and processors (the "Automotive Market"), and also to architectural glass manufacturers and processors (the "Architectural Market"). The Company's systems are designed to meet customers' safety glass production requirements for complexity, accuracy and optical quality while simultaneously enhancing system productivity, flexibility and cost efficiency. For the Automotive Market, the Company has developed bending and tempering systems that meet automobile manufacturers' safety glass specifications for current and future production models. Management believes that the Company has a leading share of and is the only significant independent supplier in the market for technologically advanced systems used to bend and temper automotive glass into complex shapes. For the Architectural Market, the Company's energy-efficient processing systems are capable of producing high-quality bent or flat glass at output rates tailored to meet customer-specific production requirements. As a result of the long useful life and growing worldwide installed base of its systems, the Company is able to complement its sale of complete systems ("Original Equipment") with the sale of aftermarket products and services consisting of retrofits, tooling (i.e., molds used to shape automotive glass) and replacement parts. The Company's products feature proprietary technologies that have been developed over the last 25 years and are protected by more than 700 patents and patent application filings worldwide.

     For the fiscal year ended June 30, 1997, the Company generated revenue and Adjusted EBITDA (as defined in Note (e) to the Summary Historical and Pro Forma Consolidated Financial and Other Data) of $76.4 million and $16.8 million, respectively. Original Equipment revenue totaled $50.2 million, or 65.7%, of the Company's total revenue for the same period. The balance of the Company's revenue was generated through aftermarket sales including retrofits, tooling and replacement part sales intended to maintain or enhance the Company's installed base of systems.

     A Glasstech system performs a series of processes that bend and strengthen flat glass in the production of safety glass products such as car windows. In each system, flat glass supplied by glass manufacturers is conveyed horizontally on ceramic rollers through a high temperature furnace, a bending module and a quench module (which completes the tempering process by rapidly cooling the heated glass). Microprocessor-based controls regulate temperature, speed and glass location throughout the entire process. In addition, the Company develops its own proprietary software to control the integrated system. The modular design of a Glasstech system readily enables the Company to offer customized systems that meet specific technical requirements of its customers. Such a design also creates equipment retrofit and upgrade opportunities for the Company. The Company works closely with its customers as they identify capacity and functionality requirements for a new system and then throughout the usual ten to twelve month order, installation and acceptance cycle to ensure satisfaction with their completed system. Systems designed for the Automotive Market, which are used to form and temper glass for automotive back, side and roof windows, as well as to form and anneal glass used for windshields, range in price from approximately $2.5 million to $7.0 million. Systems designed for the Architectural Market process curved and flat tempered glass which are used for skylights, insulating glass, patio doors, furniture and appliances. These systems range in price from approximately $0.5 million to $3.0 million.

     The Company has an installed base of more than 375 systems located in over 40 countries on six continents. Sales in the United States, Europe and Asia-Pacific represented 29.1%, 6.6% and 51.5%, respectively, of the Company's total sales in fiscal 1997. The Company's customers include virtually all major glass manufacturers and processors including: Chrysler Corporation, Ford Motor Company, Guardian

Industries Corp. and PPG Industries, Inc. in the United States; Compagnie de Saint-Gobain and Pilkington plc in Europe; Asahi Glass Company, Central Glass Company and Nippon Sheet Glass Company in Japan; Hankuk Glass Industry Company and Keumkang Ltd. in Korea; and Shatterprufe (Pty) Limited in South Africa. Management believes that the Company's future growth in the Automotive Market will be driven by customer demand for more advanced safety glass bending capabilities, the sale of systems that will supply new automobile factories under construction worldwide and the opportunity to sell systems to glass manufacturers and processors who desire to "outsource" (i.e., purchase glass processing systems rather than develop them internally). Management further believes that future sales in the Architectural Market will be derived, in part, from the adoption of stringent building codes worldwide that mandate the use of tempered glass and the increased use of coated glass for products such as energy-efficient windows.

     The Company was founded in 1971 to manufacture flat glass tempering systems for the Architectural Market. Building on its success in that market, in 1977 the Company delivered its first bending and tempering system used to produce simple glass shapes for the Automotive Market. Through continued product development programs and technological enhancements, the Company manufactured its first bending and tempering system for complex glass shapes for the Automotive Market in 1985. This system enables the Company's customers to bend and form glass while it is still inside the furnace, which results in enhanced quality, higher yields (i.e., reduced breakage and fewer defects) and more precision in the final shape of the safety glass product. The introduction of a new system by the Company expands its total product offering because new products typically complement, rather than replace, existing products. Recent new product introductions by the Company include a bending system used to form curved architectural glass (fiscal 1990), a tight radius cylindrical bending system for furniture and display case applications (fiscal 1992), a constant radius bending system for automotive side and roof windows (fiscal 1994), a windshield bending and annealing system (fiscal 1995) and a forced convection heating system intended for more energy-efficient glass production (fiscal
1996). See "Business -- Products."

     Management believes that the Company's competitive advantage in the production of high-quality glass bending and tempering systems, as well as its market leadership, is the result of its: (i) development of patented, state-of-the-art, cost-efficient technology; (ii) installed base of more than 375 systems in over 40 countries; (iii) experienced technical staff, which works closely with customers in the development and design of new systems; (iv) longstanding relationships (often of 20 years or more) with its major automotive and architectural customers; (v) knowledgeable sales force, many of whom have technical degrees; and (vi) ability to develop new products within reasonably short lead times. In addition, the Company believes that its management team, which has an average of more than 20 years of experience in the glass industry, continues to be instrumental in further strengthening the Company's leading market and technological position.

                        BUSINESS AND OPERATING STRATEGY

     The Company's strategy is to strengthen its leadership position as a provider of technologically advanced and cost-efficient glass bending and tempering systems by: (i) capitalizing on current trends in the Automotive Market; (ii) leveraging its long-term relationships with major customers; (iii) offering customers a market-driven product development effort; (iv) maintaining its position as a high-quality, low-cost manufacturer; (v) providing extensive aftermarket products and services; and (vi) continuing to capitalize on international growth opportunities.

     - Capitalizing on Current Trends in the Automotive Market.   Management
       believes that the Company is well positioned to capitalize on current trends in the Automotive Market including: (i) customer demand for improved productivity from its safety glass processing equipment; (ii) the emergence of advanced automotive designs which feature complex-shaped glass in vehicle windows and an increase in the average glass content per vehicle; (iii) customer demand for greater optical quality in safety glass products; (iv) shorter lead times for each car design modification or new model introduction; and (v) the replacement of older bending systems initially installed by the Company's competitors or developed in-house by its customers.

     - Leveraging Long-Term Relationships with Major Customers.   Management
       believes that the Company's strong relationships with major glass manufacturers and processors have developed in large part due to the following factors: (i) the continuity of the Company's customer relationships, many of which have existed since the Company's inception;
       (ii) the Company's awareness of and involvement in its customers' capital budgeting and planning processes; and (iii) the Company's commitment to provide the ongoing technical service required to properly maintain a Glasstech system. Based upon its strong relationships, the Company is better able to predict future demand for its systems and aftermarket products, as well as to proactively design and implement creative solutions to meet its customers' evolving safety glass requirements.

     - Offering Customers a Market-Driven Product Development Effort. The Company's technological leadership is a result of its commitment to research and development ("R&D"). The objective of the Company's R&D effort is to develop new products and to improve existing products to meet present and future market demands. The Company has spent an average of $4.5 million annually on R&D in fiscal years 1995 through 1997 and has 47 employees (17% of total employees) in its R&D department. Recent product introductions and improvements include bending and tempering systems that provide tighter part tolerances, higher output capability, shorter tooling changeover periods, faster cycle times, improved optical quality, greater depth of bend and an ability to produce shapes with greater complexity. In addition, the Company is developing modeling software which is intended to enable both automotive designers and glass processors to analyze the shape and optical quality of various safety glass configurations without actually constructing costly prototypes.

     - Maintaining Position as a High-Quality, Low-Cost Manufacturer.   The
       Company is dedicated to producing high-quality, cost-efficient systems that minimize its customers' safety glass production costs. As an example of its commitment to quality, the Company recently received its ISO-9001 certification, which is an internationally recognized quality standards certification. By continually striving to reduce its customers' cost of producing safety glass, the Company increases its opportunities to sell its systems to those glass manufacturers and processors who might otherwise develop such systems in-house. To improve its own operating results, the Company has significantly reduced its operating costs by:
       (i) improving its production process by modularizing and standardizing product engineering; (ii) using advanced computer-aided design systems; and (iii) improving employee training programs. The Company's success in developing new high-quality, cost-efficient systems and in implementing cost reductions internally has contributed to an increase in Adjusted EBITDA from approximately $8.7 million in fiscal 1995 to $16.8 million in fiscal 1997. During the same period, Adjusted EBITDA margins have improved from 16.2% to 22.0%.

     - Providing Extensive Aftermarket Products and Services. The Company's aftermarket products and services, which include retrofits, automotive tooling, replacement parts and customer service programs, provide an ongoing source of revenue and cash flow that complement the Company's sale of Original Equipment. Retrofits consist of extensions, upgrades and improvements to existing systems, while replacement parts consist of both proprietary and nonproprietary components. Aftermarket revenue was $26.2 million for fiscal 1997, or approximately 34.3% of the Company's total revenue. Management believes that aftermarket sales will remain a significant component of the Company's revenue as the Company's installed base of systems continues to expand.

     - Continuing to Capitalize on International Growth Opportunities. The Company's service organization continuously interacts with customers in more than 40 countries. Sales to the United States, Europe and Asia-Pacific represented 29.1%, 6.6% and 51.5%, respectively, of the Company's total fiscal 1997 sales. The Company's geographically diverse customer base positions it to capitalize on the increasing globalization and development of markets in areas such as Asia-Pacific (including China), Eastern Europe and Russia. Such diversification also mitigates the impact of regional economic downturns and a reliance on any one market. Management believes that the Company will continue to sell new systems to its existing customers in both established and developing markets.

                                THE TRANSACTIONS

     Holding and Sub Co. were newly organized Delaware corporations formed to effect the acquisition of the Company by Key Equity Capital Corporation ("KECC"), certain of KECC's affiliates and certain members of management of the Company (collectively, the "Key Equity Group"). The acquisition was consummated on July 2, 1997 pursuant to an Agreement and Plan of Merger, dated as of June 5, 1997, among Holding, Sub Co. and the Company, as amended (the "Merger Agreement"). Under the terms of the Merger Agreement, Sub Co. was merged into the Company, and the Company continued as the surviving corporation (the "Merger"). The aggregate consideration for the Merger was $76.2 million (the "Purchase Price"), subject to certain adjustments. To finance and complete the Merger (including the payment of related fees and expenses): (i) the Key Equity Group purchased, for $15.0 million, all of the outstanding shares of capital stock of Holding; (ii) Holding purchased, for $15.0 million, all of the outstanding shares of capital stock of Sub Co. (the "Equity Contribution");
(iii) Sub Co. consummated the Initial Offering; and (iv) upon completion of the Merger, the Company, as the surviving entity, became the obligor on the Old Notes. The foregoing transactions, together with the Initial Offering, the establishment of the Revolving Credit Facility (as defined herein), the application of the proceeds from the Initial Offering and the Equity Contribution and the payment of related transaction fees and expenses are collectively referred to herein as the "Transactions."

     Prior to the consummation of the Merger, the Company redeemed its existing indebtedness at a premium, paid certain Transaction-related expenses and remitted any remaining unrestricted cash in excess of $2.0 million to its stockholders.

     In connection with the Merger, the Company entered into a new $10.0 million revolving credit facility (the "Revolving Credit Facility"), which is secured by substantially all of the assets of the Company. The Company has not drawn on the Revolving Credit Facility in connection with the Transactions.

                              THE INITIAL OFFERING

OLD NOTES

     Pursuant to a Securities Purchase Agreement dated as of July 2, 1997 (the "Purchase Agreement"), Sub Co. sold the Old Notes in an aggregate principal amount of $70.0 million to the Initial Purchaser on July 2, 1997 as part of the sale of 70,000 Units, which included the sale of the Old Notes by Sub Co. and the sale of 70,000 Warrants by Holding to purchase an aggregate of 877.21 shares of Class A Common Stock of Holding. The Initial Purchaser subsequently resold the Old Notes purchased from the Company to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Pursuant to the Merger, the Company became the obligor on the Old Notes.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Purchase Agreement, Sub Co. and the Initial Purchaser entered into a Registration Rights Agreement, dated as of July 2, 1997 (the "Registration Rights Agreement"), which granted holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights which terminate after consummation of the Exchange Offer. No offer to exchange the Warrants is being made in this Prospectus and neither the Company (as the successor to Sub Co. pursuant to the Merger) nor Holding is obligated to register or exchange the Warrants pursuant to the Registration Rights Agreement or any other agreement.

                               THE EXCHANGE OFFER

Securities Offered............   $70,000,000 aggregate principal amount of
                                 Series B 12 3/4% Senior Notes due 2004 of the
                                 Company.

The Exchange Offer............   $1,000 principal amount of New Notes in
                                 exchange for each $1,000 principal amount of Old Notes. As of the date hereof, $70,000,000 aggregate principal amount of Old Notes are outstanding. The Company will issue the New
                                 Notes to holders on or promptly after the Expiration Date.

                                 Based upon interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                                 Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that, among other things, the New Notes will be acquired by the holder in the ordinary course of business and the holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes.

                                 Any Participating Broker-Dealer that acquired Old Notes for its own account as a result of market-making activities or other trading activities may be a statutory underwriter. Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of

                                 Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

                                 Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes will not be able to rely on the position of the staff of the Commission set forth in no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

Minimum Condition.............   The Exchange Offer is not conditioned upon any
                                 minimum aggregate principal amount of Old Notes being tendered or accepted for exchange.

Expiration Date...............   5:00 p.m., New York City time, on
                                                , 1997 unless the Exchange Offer
                                 is extended, in which case the term "Expiration
                                 Date" means the latest date and time to which the Exchange Offer is extended.

Accrued Interest on the New
Notes and the Old Notes.......   Each New Note will bear interest from its
                                 issuance date. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes. Such interest will be paid with the first interest payment on the New Notes. Interest on the Old
                                 Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

Conditions to the Exchange
Offer.........................   The Exchange Offer is subject to certain
                                 customary conditions, which may be waived by the Company. See "The Exchange Offer --
                                 Conditions." The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition.

Procedures for Tendering Old
Notes.........................   Each holder of Old Notes wishing to accept the
                                 Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or an Agent's
                                 Message (as defined herein) in connection with a book-entry transfer, together with the Old
                                 Notes and other required documentation to the Exchange Agent (as defined herein) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person (i) has any arrangement or understanding with any person to participate in the distribution of such New Notes, (ii) is engaging or intends to engage in the distribution of such New Notes, or (iii) is an affiliate as defined under Rule 405 of the Securities Act, of the Company. See "The
                                 Exchange Offer -- Purpose and Effect of the
                                 Exchange Offer" and "The Exchange
                                 Offer -- Procedures for Tendering."

Untendered Old Notes..........   Following the consummation of the Exchange
                                 Offer, holders of Old Notes eligible to
                                 participate but who do not tender their Old
                                 Notes will not have any further exchange rights and such Old Notes will continue to be subject to certain restrictions on transfer.
                                 Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

Consequences of Failure to
Exchange......................   The Old Notes that are not exchanged pursuant
                                 to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities
                                 Act or pursuant to some other exemption under the Securities Act, (iii) outside the United
                                 States to a non-U.S. person pursuant to the requirements of Rule 904 under the Securities
                                 Act, or (iv) pursuant to an effective
                                 registration statement under the Securities
                                 Act. See "The Exchange Offer -- Consequences of
                                 Failure to Exchange."

Shelf Registration
Statement.....................   In the event that changes in the law or the
                                 applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 210 days of the date of the original issuance of the Old Notes, the Company will (i) as promptly as possible, file a shelf registration statement (the "Shelf Registration Statement") covering resales of the Old Notes, (ii) use its respective best efforts to cause the Shelf
                                 Registration Statement to be declared effective under the Securities Act and (iii) use its best efforts to keep the Shelf Registration
                                 Statement effective until three years after its effective date. A holder of the Old Notes that sells such Old Notes pursuant to the Shelf
                                 Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

Special Procedures for
Beneficial Owners.............   Any beneficial owner whose Old Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. The Company will keep the

                                 Exchange Offer open for not less than thirty days in order to provide for the transfer of registered ownership.

Guaranteed Delivery
  Procedures..................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer --
                                 Guaranteed Delivery Procedures."

Withdrawal Rights.............   Tenders may be withdrawn at any time prior to
                                 5:00 p.m., New York City time, on the
                                 Expiration Date.

Acceptance of Old Notes and
  Delivery of New Notes.......   The Company will accept for exchange any and
                                 all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York
                                 City time, on the Expiration Date. The New
                                 Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange
                                 Offer -- Terms of the Exchange Offer."

Federal Income Tax
  Consequences................   The exchange of Old Notes for New Notes by
                                 tendering holders will not be a taxable
                                 exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Use of Proceeds...............   There will be no cash proceeds to the Company
                                 from the exchange pursuant to the Exchange
                                 Offer.

Exchange Agent................   United States Trust Company of New York.

                                 THE NEW NOTES

General.......................   The form and terms of the New Notes are the
                                 same as the form and terms of the Old Notes
                                 (which they replace) except that (i) the New
                                 Notes bear a Series B designation, (ii) the New
                                 Notes have been registered under the Securities
                                 Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights
                                 Agreement, including the provisions providing for an increase in the interest rate on the Old
                                 Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer." The New
                                 Notes will evidence the same debt as the Old
                                 Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."
                                 The Old Notes and the New Notes are referred to collectively herein as the "Notes."

Issuer........................   Glasstech, Inc.

Notes Offered.................   $70,000,000 principal amount of Series B
                                 12 3/4% Senior Notes due 2004.

Maturity Date.................   July 1, 2004.

Interest Payment Dates........   Interest will accrue on the New Notes from the
                                 date of issuance and will be payable
                                 semi-annually on each January 1 and July 1, commencing January 1, 1998.

Ranking.......................   The New Notes will be general senior unsecured
                                 obligations of the Company, ranking pari passu in right of payment with all other existing and future senior indebtedness of the Company and senior in right of payment to any subordinated indebtedness of the Company. The New Notes will be effectively subordinated in right of payment to all senior secured indebtedness of the Company, including indebtedness under the
                                 Revolving Credit Facility. The Revolving Credit
                                 Facility provides for a total revolving credit commitment of $10.0 million, subject to certain conditions, and initial borrowing availability of up to $8.0 million. The Company has no senior indebtedness outstanding, including indebtedness under the Revolving Credit
                                 Facility, other than the Notes.

Guarantees by Future
  Subsidiaries................   The New Notes will be unconditionally
                                 guaranteed, on a senior unsecured basis, as to the payment of principal, premium, if any, and interest, jointly and severally (the
                                 "Guarantees"), by all future direct and
                                 indirect domestic Restricted Subsidiaries (as defined herein) of the Company having either assets or stockholders' equity in excess of $10,000 (the "Guarantors"). As of the date of this Prospectus, no Guarantees were in effect.
                                 Each Guarantee will be effectively subordinated to all secured indebtedness of such Guarantor.
                                 See "Description of the Notes -- Certain
                                 Covenants -- Limitation on Creation of
                                 Subsidiaries" and "Description of the Notes --
                                 Future Guarantees."

Optional Redemption...........   The Notes will be redeemable at the option of
                                 the Company, in whole or in part, at any time on or after July 1, 2002, at the redemption prices set forth herein plus accrued interest to the date of redemption. In addition, the Company, at its option, may redeem in the aggregate up to $17.5 million, or 25%, of the original principal amount of the Notes at any time and from time to time prior to July 1, 2000 at a redemption price equal to 112.75% of the principal amount thereof plus accrued and unpaid interest to the redemption date with the Net Proceeds of one or more Qualified Equity
                                 Offerings of the Company or Holding to the extent such proceeds were contributed to the Company as common equity; provided, that at least $52.5 million aggregate principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

Change of Control.............   In the event of a Change of Control, holders of
                                 the Notes will have the right to require the Company to repurchase their Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the repurchase date. See "Description of the Notes -- Change of Control Offer."

Asset Sale Proceeds...........   The Company will be obligated in certain
                                 instances to make offers to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes -- Certain
                                 Covenants -- Limitation on Certain Asset
                                 Sales."

Certain Covenants.............   The indenture contains covenants for the
                                 benefit of the holders of the Notes that, among other things, restrict the ability of the Company and any Restricted Subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale and leaseback transactions; (ix) create dividend or other payment restrictions affecting Restricted
                                 Subsidiaries; (x) merge or consolidate the Company; and (xi) transfer and sell assets.
                                 These covenants are subject to a number of important exceptions. See "Description of the Notes -- Certain Covenants."

Registration Rights...........   Pursuant to the Registration Rights Agreement,
                                 the Company agreed to use its best efforts to file within 60 days, and cause to become effective within 150 days of the closing date of the Initial Offering, an Exchange Offer
                                 Registration Statement with respect to an offer to exchange the Old Notes for the New Notes of the Company with terms substantially identical to the Old Notes (except the New Notes will not be subject to transfer restrictions). In addition, under certain circumstances, the
                                 Company may be required to file a Shelf
                                 Registration Statement. Among other provisions, in the event that (i) the Registration
                                 Statement or Shelf Registration Statement has not been filed with the Commission within 60 days after the Issue Date; (ii) the Registration Statement or Shelf Registration
                                 Statement is not declared effective within 150 days after the Issue Date; or (iii) the Exchange Offer is not consummated within 60 days after the Registration Statement is declared effective (each such event referred to in clauses (i) through (iii) above is a "Registration Default"), the sole remedy available to holders of the Old Notes will be the immediate assessment of additional interest
                                 ("Additional Interest") as follows: the per annum interest rate on the Old Notes will increase by 0.50%, and the per annum interest rate will increase by an additional 0.25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per year in excess of the interest rate set forth on the cover page hereof. All Additional
                                 Interest will be payable to holders of the Old
                                 Notes in cash on each January 1 and July 1, commencing with the first such date occurring after any such Additional Interest commences to accrue, and continuing until such Registration
                                 Default is cured. After the date on which such Registration Default is cured, the interest rate on the Old Notes will revert to the interest rate originally borne by the Old
                                 Notes. See "Exchange Offer."

                                  RISK FACTORS

     Before tendering their Old Notes for New Notes offered hereby, holders of the Old Notes should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth summary historical consolidated financial and other data of the Company for the three years ended June 30, 1997 which have been derived from the Company's audited consolidated financial statements. The summary pro forma consolidated data give effect to the consummation of the Transactions, including the Initial Offering and the application of the net proceeds therefrom, as if they had occurred at the beginning of the pro forma period. The summary pro forma and adjusted consolidated balance sheet data as of June 30, 1997 have been prepared as if the Transactions had occurred as of June 30, 1997. In May 1993, the Company filed for protection under Chapter 11 ("Chapter 11") of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"). Upon emergence from Chapter 11 on January 4, 1995, the Company adopted "fresh start" financial reporting, thereby reflecting the Company's assets and liabilities at their fair market value and eliminating the accumulated deficit as of January 3, 1995. The information presented on the following pages should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere herein.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

                                                             PREDECESSOR
                                                               COMPANY
                                                             -----------                REORGANIZED COMPANY
                                                             PERIOD FROM    -------------------------------------------
                                                               JULY 1,        PERIOD FROM
                                                                1994        JANUARY 4, 1995
                                                               THROUGH          THROUGH        YEAR ENDED    YEAR ENDED
                                                             JANUARY 3,        JUNE 30,         JUNE 30,      JUNE 30,
                                                                1995             1995             1996          1997
                                                             -----------    ---------------    ----------    ----------
STATEMENT OF OPERATIONS DATA:
Net revenue................................................   $  25,948         $27,854         $ 62,771      $ 76,433
Cost of goods sold.........................................      16,576          17,036           39,024        45,603
                                                                -------        --------          -------       -------
    Gross profit...........................................       9,372          10,818           23,747        30,830
Selling, general and administrative expenses...............       3,430           5,105           10,723        12,866
Research and development expenses..........................       2,082           2,302            4,557         4,594
Amortization expense.......................................       2,512           1,203            2,407         2,306
                                                                -------        --------          -------       -------
    Operating profit.......................................       1,348           2,208            6,060        11,064
Interest expense...........................................          --          (2,077)          (4,200)       (4,200)
Other income (expense) -- net..............................          35             784            1,540         2,263
                                                                -------        --------          -------       -------
    Income before items below..............................       1,383             915            3,400         9,127
Reorganization items(a)....................................      (1,164)             --               --            --
Income taxes not payable in cash(b)........................          --            (445)          (1,418)       (2,551)
Federal income taxes, current..............................          --              --             (105)          (78)
Extraordinary gain(c)......................................     214,773              --               --            --
Cumulative effect on prior years of change in method of
  accounting for non-pension post-retirement benefits......      (1,906)             --               --            --
                                                                -------        --------          -------       -------
    Net income.............................................   $ 213,086         $   470         $  1,877      $  6,498
                                                                =======        ========          =======       =======
OTHER DATA:
EBITDA(d)..................................................   $   4,625         $ 4,109         $  9,781      $ 14,829
Depreciation and amortization..............................       3,277           1,901            3,721         3,765
Capital expenditures.......................................         480             680            2,152           990
Backlog....................................................      31,941          25,931           38,910        30,307

PRO FORMA AND ADJUSTED DATA:
Adjusted EBITDA(e).........................................                                                   $ 16,808
Pro forma cash interest expense............................                                                      8,925
Ratio of Adjusted EBITDA to pro forma cash interest
  expense..................................................                                                       1.88x
Ratio of total debt to Adjusted EBITDA.....................                                                       4.16x
Ratio of net debt to Adjusted EBITDA.......................                                                       3.76x

                                                                                                   AS OF JUNE 30, 1997
                                                                                                --------------------------
                                                                                                  ACTUAL       PRO FORMA
                                                                                                ----------   -------------
BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficiency)(f).....                                                             $ 39,518      $  (2,011)
Total assets........................                                                               99,364        105,733
Total debt(g).......................                                                               42,000         70,000
Net debt(g)(h)......................                                                               (9,805)        63,273
Shareholders' equity(i).............                                                               29,232         15,750

                                               (See footnotes on following page)

NOTES TO SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

(a) Reorganization (as defined herein) items relate to the period in which the Company was operating under the protection of Chapter 11 of the Bankruptcy Code.

(b) Income taxes not payable in cash represent the tax effect of certain tax attributes existing prior to the Reorganization and are recorded as a reduction to reorganization value in excess of amounts allocable to identifiable assets as required by SOP 90-7.

(c) An extraordinary gain of $214,773 was recognized on January 3, 1995 because the consideration for the discharge of pre-petition liabilities was less than the carrying value of the recorded liabilities discharged.

(d) "EBITDA" for any period means operating profit plus depreciation and amortization. EBITDA is determined after the deduction of directors' fees, consulting fees and related expenses (the "Directors' Fees") of $0, $203, $995 and $1,289 for the periods ended January 3, 1995, June 30, 1995, June 30, 1996 and June 30, 1997, respectively. Upon completion of the Transactions, these fees were replaced by a post-Merger KECC advisory fee of $200 per year. Management understands that EBITDA is an indicator customarily used by investors to gauge a company's ability to service its interest and principal obligations. EBITDA should not be considered in isolation from, as a substitute for or as being more meaningful than net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles, and it should not be construed as an indication of the Company's operating performance or as a measure of liquidity. EBITDA, as presented herein, may be calculated differently by other companies and, as such, EBITDA amounts presented herein may not be comparable to other similarly titled measures of other companies.

(e) "Adjusted EBITDA" for any period means EBITDA adjusted to reflect: (i) the add-back of Directors' Fees paid during such period, offset by a post-Merger KECC advisory fee of $200 per year; and (ii) for the reporting periods ended June 30, 1997, the add-back of an $890 one-time accrual relating to the replacement of certain components in forced convection heaters due to an error in material specifications. For the year ended June 30, 1997, Adjusted EBITDA reflects a net reduction in Directors' Fees of $1,089 and the add-back of the $890 one-time expense accrual.

(f) Working capital is defined as total current assets less total current liabilities, which includes a current liability of $10.7 million of billings in excess of costs and estimated earnings on uncompleted contracts ("Unearned Revenue"). Unearned Revenue represents progress payments received or due on contracts in advance of the recognition of the revenue on such contracts.

(g) Total debt and net debt reflect the principal amount of indebtedness due under the Notes.

(h) Net debt is equal to total debt less cash and cash equivalents, which, on a pro forma basis, includes restricted cash that was reclassified as unrestricted cash upon the establishment of the Revolving Credit Facility.

(i) Shareholders' equity includes $750 attributable to the value of the Warrants.

                                    RISK FACTORS

     Holders of the Old Notes should carefully consider the following factors, in addition to the other information set forth in this Prospectus, before making an investment in the New Notes offered hereby. Certain of the statements in this Prospectus are forward-looking in nature and, accordingly, are subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

HIGH LEVEL OF INDEBTEDNESS AND LEVERAGE

     Upon consummation of the Transactions, the Company became highly leveraged. At July 2, 1997, after consummation of the Transactions, the Company's total indebtedness (including current maturities) and shareholders' equity was $69.2 million and $15.8 million, respectively. The Company, subject to certain conditions, also has the ability to borrow up to $10.0 million pursuant to the Revolving Credit Facility. Management believes that the Company's cash flow from operations, together with borrowings available under the Revolving Credit Facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments over the next twelve months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance its indebtedness (including the Notes) depends, however, on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control.

     The Company's high level of indebtedness will have several important effects on its future operations, including the following: (i) the financial covenants and other restrictions contained in the Revolving Credit Facility and the Indenture require the Company to meet certain financial tests and restrict its ability to, among other things, borrow additional funds, make certain investments and acquire or dispose of assets; and (ii) because of the Company's debt service requirements, funds available for working capital, R&D, capital expenditures, acquisitions and general corporate purposes may be limited. The Company's leveraged position may increase its vulnerability to competitive pressures, the cyclical nature of the automobile and architectural industries and general economic conditions, all of which may influence the market demand for the Company's products. In addition, although management believes that capital expenditures above maintenance levels can be deferred to address cash flow or other constraints, such initiatives cannot be deferred for extended periods without an adverse effect on revenue, cash flow and operating results, which may be material. The Company's continued growth depends, in part, on its ability to adequately invest in the development of new technologies, and, therefore, to the extent it is unable to do so with internally generated cash, the Company's inability to finance such projects with borrowed funds could have a material adverse effect on its future operations.

RESTRICTIONS UNDER DEBT AGREEMENTS

     The Indenture contains covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness, incur liens, pay dividends and make certain other restricted payments, make certain investments, consummate certain asset sales, enter into certain transactions with affiliates, issue subsidiary stock, create dividend or other payment restrictions affecting Restricted Subsidiaries, consolidate or merge with any other person or transfer all or substantially all of the assets of the Company. See "Description of the Notes -- Certain Covenants."

     In addition, the Revolving Credit Facility contains restrictive covenants which, generally, are more restrictive than those contained in the Indenture and limit the ability of the Company and its subsidiaries to prepay their indebtedness (including the Notes). The Revolving Credit Facility requires the Company to maintain specified consolidated financial ratios and satisfy certain consolidated financial tests. The Company's ability to meet those ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those ratios and tests. A breach of any of the covenants under the

Revolving Credit Facility or the Indenture could result in a default under other outstanding indebtedness, including the Revolving Credit Facility and the Indenture. If an event of default occurs under the Revolving Credit Facility, the lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the Company is unable to repay those amounts, the lender could proceed against the collateral granted to it to secure such indebtedness. Any such action taken by the lender under the Revolving Credit Facility would likely result in an acceleration of the indebtedness represented by the Notes. The Revolving Credit Facility is secured by substantially all of the assets of the Company. See "Description of the Notes" and "Description of the Revolving Credit Facility."

FLUCTUATIONS IN CASH FLOW

     The Company's cash flow is subject to fluctuation from quarter to quarter or year to year due to a number of factors, including the number and timing of new system orders from customers and the timing of customer progress payments during the build-and-install cycle for a new system. Such progress payments are generally due upon contract signing, system shipment and final system acceptance by the customer. See "Business -- Marketing and Sales." Variations in the number and timing of system orders, changes to installation schedules that lead to the deferral of progress payments or unanticipated increases in production costs or other costs could have a material adverse effect on the Company's ability to meet its debt obligations as they become due. In addition, the period during which the Company recognizes revenue for a new system may not be the period during which payment is actually received from the customer, and thus EBITDA and other financial indicators generally relied on by investors to evaluate a company's ability to service its debt may not, in the case of the Company, reflect actual cash received during a given period. See "Management's Discussion and Analysis of Financial Conditions and Operating Results."

CYCLICALITY OF AUTOMOBILE INDUSTRY; SUSCEPTIBILITY TO ECONOMIC CONDITIONS

     The Company's business depends primarily on capital expenditures by manufacturers of automotive safety glass products, which, in turn, rely on purchases of their glass products by automobile manufacturers. The automobile industry is and historically has been a cyclical industry. Currently, the automobile industry is relatively strong as is the demand for high-quality, complex glass shapes. Although the Company is currently experiencing demand for its Original Equipment systems and aftermarket products and services, there can be no assurance that such demand will continue in the future. The cyclicality of the automobile industry, among other factors, including fluctuations in market demand based on general economic conditions in the United States or internationally, may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's systems or aftermarket products and services. Most of the factors that might influence customers and prospective customers to reduce their capital budgets under these circumstances are beyond the Company's control. During prior recessionary periods, the Company's operating performance has been materially adversely affected, and there can be no assurance that any future economic downturn would not materially and adversely affect the Company's business, financial condition and operating results. In addition, there can be no assurance that the Company's customers will continue to require new glass bending capabilities or increased capacity, thereby reducing demand for the Company's products.

PATENT AND PROPRIETARY RIGHTS; RISK OF LITIGATION

     The Company relies on patent, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. The Company holds more than 100 patents in the United States and more than 350 patents outside the United States (which primarily extend the patent protection acquired in the United States to its foreign markets) and has more than 250 patent application filings worldwide that cover certain aspects of its technology. Typically, several patents cover various controls, bending processes or general aspects of the equipment. While management does not believe that the loss of any one patent would have a material adverse effect on the Company's business, it believes the Company's aggregate patent position provides it with an important competitive advantage. There can be no assurance that any pending or future patent applications will be granted, that any current or future patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. There can also be no assurance that the Company's trade secrets or nondisclosure agreements will provide meaningful protection of the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or that the Company's technology will not infringe upon patents or other rights owned by others. The Company does not own all the patent rights with respect to certain technology relating to the forced convection heater which it recently developed in conjunction with the Gas Research Institute, a nonprofit trade association of gas companies ("GRI"). See "Business -- Patents and Proprietary Rights." The Company's inability to maintain a competitive advantage based on proprietary rights would have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the Company is not currently the subject of any patent or proprietary rights infringement litigation, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. In addition, one of the Company's European architectural patents has been opposed by two of the Company's competitors, and management believes that one of its customers may be infringing on certain U.S. and foreign counterpart patents. There can be no assurance that the outcome of either of these matters, or any other opposition of or infringement upon the Company's proprietary rights, will support the Company's patent position. In addition, the Company may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of the Company's rights may be ineffective in such countries. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention. Adverse determinations of such claims or litigation could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

CONTINUANCE OF TECHNOLOGICAL ADVANTAGE

     The Company's success will depend in part upon its ability to improve existing products and services, and to develop and introduce new products and services to meet changing customer requirements. Such product enhancements require the incorporation of sophisticated technology and computer software. The application of such technologies and software to the Company's products has grown increasingly complex. There can be no assurance that the Company will successfully complete the development of new products in a timely fashion or that the Company's current or future products will satisfy the needs of the worldwide safety glass market. In addition, certain of the Company's customers require that products be customized to address the unique characteristics of their businesses. The Company's commitment to customization could burden its resources or delay the delivery or installation of products. Such results could adversely affect the Company's relationship with its customers, which could adversely affect its business, financial condition or results of operations.

1993 BANKRUPTCY FILING

     In May 1993, the Company filed for protection under Chapter 11 of the Bankruptcy Code, largely as a result of the Company's inability to meet its obligations with respect to $269.5 million of indebtedness outstanding as of May 1993, $193.0 million of which was incurred in connection with a leveraged buyout in 1989. The Company emerged from Chapter 11 in January of 1995. See
"Business -- History."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

     Sales to customers in countries other than the United States accounted for 63.7%, 70.1% and 70.9% of net revenue in fiscal 1995, 1996 and 1997, respectively. Management anticipates that international sales will continue to account for a substantial portion of the Company's revenue in the future. Sales and operating activities outside of the United States are subject to certain inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON LIMITED CUSTOMER BASE

     The Company's customer base in the Automotive Market and the Architectural Market is comprised of a limited number of firms that produce or use safety glass. For example, in fiscal years 1995, 1996, and 1997 Asahi Glass Company, Chrysler Corporation, Nippon Sheet Glass Company and Pilkington plc collectively accounted for 40.5%, 40.8% and 50.6% of the Company's revenue, respectively. In addition, (i) in fiscal 1995, Asahi Glass Company and Pilkington plc each accounted for more than 10.0% of the Company's revenue, (ii) in fiscal 1996, Pilkington plc accounted for more than 10.0% of the Company's revenue and (iii) in fiscal 1997 Asahi Glass Company, Chrysler Corporation, Nippon Sheet Glass Company and Pilkington plc each accounted for more than 10% of the Company's revenue. Accordingly, a significant portion of the Company's revenue in any particular period is attributable to sales to a limited number of customers. The Company's largest customers change from period to period as projects are completed and new projects are initiated. Management expects that sales of the Company's products to relatively few customers will continue to account for a high percentage of its revenue in the foreseeable future. If completed contracts are not replaced on a timely basis by new orders from the same or other customers, the Company's revenue and related cash flow could be materially adversely affected. The loss of a significant customer, a reduction in orders from any significant customer or the cancellation of a significant order from a customer, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of a customer or market, or economic or competitive conditions in the glass manufacturing industry could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing and Sales."

COMPETITION

     The Company faces competition primarily from the in-house engineering departments of its customers in the Automotive Market and from one major independent producer in the Architectural Market. There can be no assurance that: (i) the Company's Automotive Market customers will not increase their in-house design and assembly of glass bending and tempering systems or will not try to market systems developed in-house to other customers of the Company; (ii) the Company's existing competitors in the Architectural Market will not develop superior technology; or (iii) new competitors will not enter the Company's markets. Any of these factors, alone or in the aggregate, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."

EMERGENCE OF A SUBSTITUTE FOR AUTOMOTIVE SAFETY GLASS

     Automobile manufacturers and certain automobile component suppliers such as plastic manufacturers are constantly evaluating methods to reduce the weight and cost of automobiles, including the substitution of automotive safety glass with some form of plastic. While to date there has been no cost-effective substitute developed which would have the required durability, optical quality and fracture patterns found in safety glass, there can be no assurance that such a product, if developed and introduced in the automotive safety glass market, would not have a material adverse effect on the Company's business, financial condition or operating results.

DEPENDENCE ON THIRD-PARTY SUPPLIERS AND MANUFACTURERS

     The Company purchases substantially all of its materials and component parts incorporated into its products from third-party suppliers and manufacturers. Management believes that there are numerous available sources of supply for such required materials. While the Company attempts to maintain alternative sources for materials, the Company's businesses are subject to the risk of price fluctuations and periodic delays in the delivery of materials. Failure by certain suppliers to continue to supply the Company with materials on commercially reasonable terms, or at all, could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company is, to some degree, dependent upon the ability of such manufacturers, among other things, to meet stringent performance and quality specifications and to conform to delivery schedules. Failure by such third-party manufacturers to comply with these and other requirements could have a material adverse effect on the Company's ability to deliver its products on a timely basis.

ENVIRONMENTAL REGULATION

     The operations and properties of the Company are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, the "Environmental Laws"). Since Environmental Laws frequently are revised and supplemented, with a trend toward greater stringency, expenditures for compliance and liabilities under Environmental Laws are difficult to estimate and may exceed anticipated costs. Based upon its experience to date, management believes that compliance with existing Environmental Laws will not have a material adverse effect on the Company's business, financial condition or results of operations. However, future events, such as the discovery of new information, changes in existing Environmental Laws or their interpretation and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. See "Business -- Environmental Matters."

OWNERSHIP OF HOLDING AND THE COMPANY

     Upon consummation of the Transactions, the Key Equity Group became the owner of all of the outstanding capital stock of Holding, which owns all of the voting stock of the Company. By virtue of such stock ownership, such persons have the power to direct the affairs of Holding and the Company and to determine the outcome of all matters required to be submitted to stockholders of Holding and the Company for approval, including the election of Holding's and the Company's directors and any amendment to the certificate of incorporation of Holding and the Company. The interests of the members of the Key Equity Group as equity holders may differ from the interests of holders of the Notes. See "Certain Transactions" and "Ownership and Control."

CHANGE OF CONTROL

     Upon a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Company will have sufficient funds available to finance a Change of Control Offer. In addition, upon a Change of Control, the Indenture would require the Company, before repurchase of the Notes, to (i) repay in full all obligations under or in respect of the Revolving Credit Facility or offer to repay in full all obligations under or in respect of the Revolving Credit Facility or (ii) obtain the requisite consent under the Revolving Credit Facility to permit the repurchase of the Notes as described above. See "Description of the Notes -- Change of Control Offer." The Company's inability to repay its obligations or to obtain the requisite consent under the Revolving Credit Facility, and to repurchase all of the tendered Notes, would constitute an event of default under the Indenture.

FRAUDULENT CONVEYANCE

     The incurrence by the Company of indebtedness such as the Notes may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, either (i) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or
(ii) the Company received less than reasonably equivalent value or consideration for incurring such indebtedness and (a) was insolvent or rendered insolvent by reason of such transaction, (b) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company, avoid the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the Company's creditors or take other action detrimental to the holders of such indebtedness.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the value of all its property at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its debts, including contingent liabilities, as they become absolute and matured.

     It was a condition to consummation of the Initial Offering that the Company receive a solvency opinion, delivered by Houlihan Lokey Howard & Zukin, Inc., mutually acceptable to the Company and the Initial Purchaser. The Company believes that the indebtedness represented by the Old Notes was incurred for proper purposes and in good faith and, at the time the Old Notes were issued and the New Notes are issued, the Company was and will be, as the case may be: (i) neither insolvent nor rendered insolvent thereby; (ii) in possession of sufficient capital to operate its business effectively; and (iii) incurring debts within its ability to pay as the same mature or become due. See "Management's Discussions and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance, however, that a court passing on these issues would make the same determination.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's business depends upon the efforts, abilities and expertise of its executive officers and other key employees. The Company has entered into five-year employment contracts with several senior members of management in an effort to ensure the continuance of the existing management team. The agreements generally contain certain noncompete provisions. If the Company were to lose the services of certain of these executive officers or key employees, the Company's operating results could be adversely affected, perhaps materially. See "Management -- Employment Agreements and Arrangements."

EFFECTIVE SUBORDINATION OF THE NOTES

     The Notes are general senior unsecured obligations of the Company and are effectively subordinated in right of payment to all secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility, which provides for a total revolving credit commitment of $10.0 million, subject to certain conditions. The Company has no borrowings outstanding under the Revolving Credit Facility. The Indenture will limit, but not prohibit, the ability of the Company and its Restricted Subsidiaries to incur additional secured indebtedness.

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

     The Old Notes were issued to, and the Company believes the Old Notes are currently owned by, a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for New Notes by holders who are entitled to participate in the Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Company is required to file a Shelf Registration Statement with respect to such Old Notes. The New Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes, but it is not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of the Shelf Registration Statement. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time.

     If a public trading market develops for the New Notes, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Holders of the Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth in the legend thereon, as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Company does not intend to register the Old Notes under the Securities Act. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes not so tendered could be adversely affected. See "The Exchange Offer."

                                THE TRANSACTIONS

     The Company, Holding and Sub Co. each entered into certain transactions (defined herein as the "Transactions"), including ones with each other, that, upon their consummation, resulted in the ownership by Holding, which is in turn wholly-owned by the Key Equity Group, of all of the capital stock of the Company. The Transactions relating to such sale include: (i) the Merger; (ii) the Initial Offering; (iii) the Equity Contribution; and (iv) the establishment of the Revolving Credit Facility. The Transactions were consummated on July 2, 1997.

THE MERGER

     On June 5, 1997, the Company, Holding and Sub Co. entered into the Merger Agreement, pursuant to which, on July 2, 1997, Sub Co. was merged into the Company (defined herein as the "Merger") and the Company continued as the surviving entity and became a wholly-owned subsidiary of Holding. Upon consummation of the Merger: (i) each outstanding share of capital stock of the Company was converted into the right to receive its proportionate share of $76.2 million in cash to be paid to the existing stockholders of the Company by Sub Co., subject to certain adjustments; (ii) each share of capital stock of Sub Co. was converted into one share of capital stock of the Company; and (iii) each share of capital stock of the Company outstanding immediately prior to the Merger was cancelled. The Company agreed that, prior to the consummation of the Merger, it would use its unrestricted cash to repay $42.0 million aggregate principal amount of Senior Notes due 2001 and pay accrued interest and a prepayment penalty on such notes of $6.3 million, as well as certain Transaction-related expenses. The Purchase Price of $76.2 million was adjusted to reflect changes in the net working capital of the Company. At the closing of the Merger, approximately $3.5 million of the Purchase Price was deposited into certain escrow accounts (the "Escrow Accounts") to secure any payment for losses incurred as a result of any breach of certain representations and warranties made in the Merger Agreement and to adjust the final Purchase Price in accordance with the Merger Agreement. The Purchase Price was financed through the Initial Offering and the Equity Contribution. See "Use of Proceeds."

THE INITIAL OFFERING

     The proceeds from the Initial Offering, together with the proceeds from the Equity Contribution, were used to acquire all of the outstanding shares of capital stock of the Company from its existing stockholders pursuant to the terms of the Merger Agreement and to pay fees and expenses relating to the Transactions. Warrants were issued by Holding and became immediately detachable. Upon consummation of the Merger, the Company, as the surviving corporation, became the obligor on the Old Notes to the same extent that Sub Co. was liable under the Old Notes prior to the Merger.

THE EQUITY CONTRIBUTION

     As part of or prior to the consummation of the Merger and the Initial Offering, the Key Equity Group purchased, for $15.0 million, all of the outstanding shares of capital stock of Holding, a Delaware corporation formed for the sole purpose of effecting the Merger and holding its investment in the Company. Holding then purchased for $15.0 million all of the outstanding shares of common stock of Sub Co., a Delaware corporation formed for the sole purpose of effecting the Merger. The proceeds of the Equity Contribution, together with the proceeds of the Initial Offering, were used to acquire all of the outstanding shares of capital stock of the Company from its existing stockholders pursuant to the terms of the Merger Agreement and to pay fees and expenses relating to the Transactions.

REVOLVING CREDIT FACILITY

     To assist the Company in meeting its ongoing working capital requirements upon the consummation of the Merger and the Initial Offering, the Company arranged for a Revolving Credit Facility with an aggregate borrowing capacity of $10.0 million. No borrowings have been drawn under the Revolving Credit Facility. Advances on the Revolving Credit Facility are secured by substantially all of the assets of the Company. See "Description of the Revolving Credit Facility."

                                USE OF PROCEEDS

     The proceeds from the Initial Offering, together with the proceeds from the Equity Contributions, were used to (i) pay the Purchase Price pursuant to the Merger Agreement ($76.2 million), (ii) pay certain fees and expenses ($4.5 million) and (iii) fund working capital of the Company ($4.3 million).

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of June 30, 1997 and pro forma as adjusted to give effect to the Transactions as if each had occurred on June 30, 1997 (dollars in thousands). The table should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                               JUNE 30, 1997
                                                                            -------------------
                                                                            ACTUAL    PRO FORMA
                                                                            -------   ---------
Cash and cash equivalents(a)..............................................  $51,805    $ 6,727
                                                                            =======    =======
Total long-term debt, including current portion(b):
  Notes offered pursuant to the Initial Offering and the Exchange
     Offer(c).............................................................       --     69,250
  10% Senior Notes due 2001(d)............................................   42,000         --
                                                                            -------    -------
     Total long-term debt.................................................   42,000     69,250
Shareholders' equity(e):
  Common stock............................................................       10         10
  Additional paid-in capital(f)...........................................   20,377     15,740
  Retained earnings.......................................................    8,845         --
                                                                            -------    -------
     Shareholders' equity.................................................   29,232     15,750
                                                                            -------    -------
     Total capitalization.................................................  $71,232    $85,000
                                                                            =======    =======

---------------
(a) Prior to the consummation of the Merger, the Company redeemed its existing indebtedness at a premium and paid certain Transaction-related expenses.
(b) The Company established a Revolving Credit Facility that permits the Company to draw amounts of up to $10.0 million. No funds were drawn on the Revolving Credit Facility upon consummation of the Merger. The Revolving Credit Facility is secured by substantially all of the assets of the Company. See "Description of the Revolving Credit Facility."
(c) Reflects the issuance of $70.0 million aggregate principal amount of Notes, net of $750,000 relating to the value attributable to the Warrants.
(d) Reflects $42.0 million aggregate principal amount of 10% Senior Notes due 2001 issued in connection with the Reorganization and retired pursuant to the consummation of the Transactions.
(e) Reflects the recording of the Equity Contribution of $15.0 million, $750,000 attributable to the value of the Warrants and the elimination of historical shareholders' equity as a result of the Transactions.
(f) Includes $750,000 relating to the value attributable to the Warrants.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma consolidated balance sheet of the Company gives effect to the Transactions and the pro forma adjustments described in the notes thereto as if the Transactions had occurred on June 30, 1997. The unaudited pro forma consolidated statements of earnings of the Company for the year ended June 30, 1997 give effect to the Transactions and the pro forma adjustments described in the notes thereto as if the Transactions had occurred on July 1, 1996.

     The pro forma financial data is for informational purposes only and may not necessarily be indicative of the results of operations and financial position of the Company in the future or what the results of operations or financial position of the Company would have been had the Transactions occurred on the dates indicated. The pro forma data is based on a Purchase Price of $76.2 million, as adjusted in accordance with the terms of the Merger Agreement. The adjustments primarily affect the amount of pro forma cash and the pro forma goodwill and goodwill amortization.

     The unaudited pro forma consolidated statements and accompanying notes thereto should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                      AS OF JUNE 30, 1997
                                                           ------------------------------------------
                                                           HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                           ----------      -----------      ---------
ASSETS
Cash and cash equivalents................................   $ 51,805        $ (45,078)(a)   $   6,727
Restricted cash..........................................      1,529           (1,529)(a)          --
Accounts receivable:
  Contracts:
     Uncompleted, including unbilled amounts of $2,188...      3,652               --           3,652
     Completed, less allowance of $101 for doubtful
       accounts..........................................      1,676               --           1,676
  Trade, less allowance of $40 for doubtful accounts.....      1,530               --           1,530
                                                             -------         --------        --------
          Total accounts receivable......................      6,858               --           6,858
Inventory................................................      4,265               --           4,265
Prepaid expenses.........................................        481               --             481
                                                             -------         --------        --------
          Total current assets...........................     64,938          (46,607)         18,331
Property, plant and equipment, net.......................      8,390               --           8,390
Other assets:
  Goodwill...............................................         --           56,339 (b)      56,339
  Patents, less accumulated amortization of $4,317.......     18,283               --          18,283
  Reorganization value in excess of amounts allocable to
     identifiable assets, less accumulated amortization
     of $1,599...........................................      7,583           (7,583)(c)          --
  Deferred financing costs...............................        170            4,220 (d)       4,390
                                                             -------         --------        --------
          Total other assets.............................     26,036           52,976          79,012
                                                             -------         --------        --------
          Total assets...................................   $ 99,364        $   6,369       $ 105,733
                                                             =======         ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable.........................................   $  3,413        $      --       $   3,413
Billings in excess of costs and estimated earnings on
  uncompleted contracts..................................     10,720               --          10,720
Accrued liabilities......................................     11,287           (5,078)(e)       6,209
                                                             -------         --------        --------
          Total current liabilities......................     25,420           (5,078)         20,342
Long-term debt...........................................     42,000           27,250 (f)      69,250
Non-pension post-retirement benefit obligation...........      2,712           (2,321)(g)         391
Shareholders' equity:
  Common stock...........................................         10               --              10
  Additional paid-in capital.............................     20,377           (4,637)(h)      15,740
  Retained earnings......................................      8,845           (8,845)(i)          --
                                                             -------         --------        --------
          Shareholders' equity...........................     29,232          (13,482)         15,750
                                                             -------         --------        --------
          Total liabilities and shareholders' equity.....   $ 99,364        $   6,369       $ 105,733
                                                             =======         ========        ========

    See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Prior to the consummation of the Merger, the Company reduced its existing cash balance by redeeming its existing indebtedness at a premium, paying certain Transaction-related expenses and remitting any remaining unrestricted cash in excess of $2,000 to existing stockholders. The following reflects the net decrease in cash and cash equivalents as a result of the pre-closing payments and the Transactions:

     Pre-closing adjustments:
     Repayment of existing long-term debt.........................................  $(42,000)
     Payment of interest and prepayment penalty on existing long-term debt(1).....    (6,312)
     Payment of employee bonuses and certain Transaction-related expenses.........    (6,627)
     Payment to existing stockholders(2)..........................................      (989)
     Proceeds from the exercise of stock options and stock warrants...............     6,236
                                                                                    --------
       Total pre-closing adjustments..............................................   (49,692)
     Transaction adjustments:
     Excess proceeds from the Initial Offering and the Equity Contribution........     3,085
     Reclassification of restricted cash to cash..................................     1,529
                                                                                    --------
       Total Transaction adjustments..............................................     4,614
                                                                                    --------
       Total......................................................................  $(45,078)
                                                                                    ========

---------------

     (1) Includes a 10% prepayment penalty of $4,200 and accrued interest of $2,112.
     (2) Existing stockholders were required to leave $2,000 in unrestricted cash in the Company at closing.

(b) Reflects goodwill of $56,339 representing the excess of the Purchase Price over the net assets acquired.

(c) Reflects the elimination of reorganization value in excess of amounts allocable to identifiable assets of $7,583.

(d) Reflects an increase in deferred financing costs as a result of the Initial Offering of $4,220.

(e) Reflects the payment of certain incentive compensation, interest costs and Transaction-related expenses that were accrued prior to June 30, 1997. See Note (a) above.

(f) Reflects the net increase in long-term debt resulting from the Transactions as follows:

     Notes........................................................................  $ 70,000
     Value attributable to the Warrants...........................................      (750)
     Repayment of existing long-term debt.........................................   (42,000)
                                                                                    --------
       Total......................................................................  $ 27,250
                                                                                    ========
     See Note (a) above.

(g) Reflects purchase price accounting adjustment to state non-pension post-retirement benefit obligation at fair value.

(h) Reflects the net decrease in additional paid-in capital as follows:

     Exercise of stock options and stock warrants.................................  $  6,236
     Payment to existing stockholders.............................................      (989)
     Elimination of historical additional paid-in capital.........................   (20,377)
     Elimination of additional paid-in capital relating to issuance of stock
      options and warrants........................................................    (6,236)
     Elimination of additional paid-in capital relating to the payment to existing
      stockholders................................................................       989
     Recording of additional paid-in capital from the Equity Contribution.........    14,990
     Recording of value attributable to the Warrants..............................       750
                                                                                    --------
       Total......................................................................  $ (4,637)
                                                                                    ========

(i) Reflects the elimination of historical retained earnings as a result of the Transactions.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED JUNE 30, 1997
                                                               --------------------------------------
                                                               HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                               ----------    -----------    ---------
Net revenue..................................................   $ 76,433       $    --       $76,433
Cost of goods sold...........................................     45,603            --        45,603
                                                                 -------       -------       -------
  Gross profit...............................................     30,830            --        30,830
Selling, general and administrative expenses.................     12,866        (1,433)(a)    11,433
Research and development expenses............................      4,594            --         4,594
Amortization expense.........................................      2,306         2,238 (b)     4,544
                                                                 -------       -------       -------
  Operating profit...........................................     11,064          (805)       10,259
Interest expense.............................................     (4,200)       (4,832)(c)    (9,032)
Amortization of deferred financing costs.....................         --          (627)(d)      (627)
Other income (expense) -- net................................      2,263         (1967)(e)       296
                                                                 -------       -------       -------
  Income (loss) before income taxes..........................      9,127        (8,231)          896
Income taxes not payable in cash.............................     (2,551)        1,492 (f)    (1,059)
Federal income taxes, current................................        (78)(g)       113            35
                                                                 -------       -------       -------
  Net income (loss)..........................................   $  6,498       $(6,626)      $  (128)
                                                                 =======       =======       =======
OTHER DATA:
Ratio of earnings to fixed charges(h)........................       3.12x           --          1.09x
Depreciation and amortization................................   $  3,765       $ 2,238       $ 6,003
EBITDA(i)....................................................     14,829         1,433        16,262
Adjusted EBITDA(j)...........................................   $ 16,808       $   344       $17,152

    See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                    Earnings

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                                    YEAR ENDED
                                                                                   JUNE 30, 1997
                                                                                   -------------
(a)  Reflects the elimination of certain Transaction-related professional fees and other costs and historical Directors' Fees, offset by a new annual advisory fee payable to KECC:

     Elimination of certain Transaction-related professional fees................    $   (460)
     Elimination of historical Directors' Fees...................................      (1,289)
     Addition of a new annual KECC advisory fee..................................         200
     Reduction in net periodic post-retirement benefit cost resulting from a
     purchase price accounting adjustment........................................    $    116
                                                                                     --------
            Total................................................................    $ (1,433)
                                                                                     ========
(b)  Reflects the elimination of historical amortization of the reorganization value in excess of identifiable costs and the addition of amortization of goodwill resulting from the Merger as follows:

     Elimination of historical amortization of reorganization value in excess of
     identifiable costs..........................................................    $   (579)

     Addition of goodwill amortization (20 years straight line)..................       2,817
                                                                                     --------
            Total................................................................    $  2,238
                                                                                     ========

(c)  Reflects the adjustment to interest expense as follows:

     Elimination of historical interest expense..................................    $  4,200

     Interest expense on the Notes(1)............................................      (9,032)
                                                                                     --------
            Total................................................................    $ (4,832)
                                                                                     ========
     ---------------
     (1) Reflecting cash interest expense on $70,000 at an interest rate of 12.75% and amortization of original issue discount relating to the value attributable to the Warrants.

(d)  Reflects the amortization of capitalized costs arising from the Transactions (7 years straight line).

(e)  Reflects the adjustment to interest income as follows:
                                                                                      $(2,303)
     Elimination of historical interest income...................................
                                                                                          336
     Interest income on pro forma cash balance(1)................................
                                                                                     --------
                                                                                      $(1,967)
            Total................................................................
                                                                                     ========

     ---------------
     (1) Assuming an interest income rate of 5.0%.

(f)  Reflects adjustments to the Company's income taxes not payable in cash based upon the
     Company's effective income tax rate for the period presented.

(g)  Reflects estimated alternative minimum taxes ("AMT") payable for the period.

(h)  For purposes of this computation, earnings are defined as earnings or losses before extraordinary items and fixed charges. Fixed charges are the sum of: (i) interest expense, including the amortization of original issue discount relating to the value attributable to the Warrants; (ii) amortization of deferred financing costs; and (iii) that portion of rental expense that is the functional equivalent to interest expense.

                             (DOLLARS IN THOUSANDS)

(i)  "EBITDA" means operating profit plus depreciation and amortization. EBITDA is determined after the deduction of Directors' Fees of $1,289 for the year ended June 30, 1997. Upon the completion of the Transactions, these fees were replaced by a post-Merger KECC advisory fee of $200 per year. Management understands that EBITDA is an indicator customarily used by investors to gauge a company's ability to service its interest and principal obligations.
     EBITDA should not be considered in isolation from, as a substitute for or as being more meaningful than net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles, and it should not be construed as an indication of the Company's operating performance or as a measure of liquidity. EBITDA, as presented herein, may be calculated differently by other companies and, as such, EBITDA amounts presented herein may not be comparable to other similarly titled measures of other companies.

(j)  "Adjusted EBITDA" means EBITDA adjusted to reflect: (i) an add-back of Directors' Fees paid during fiscal 1997, offset by a post-Merger KECC advisory fee of $200 per year; and (ii)
     the add-back of an $890 one-time accrual relating to the replacement of certain components in forced convection heaters due to an error in material specifications.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

     The following table sets forth selected historical consolidated financial and other data of the Company for the five years ended June 30, 1997 which have been derived from the Company's audited consolidated financial statements. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere herein.

                                             PREDECESSOR COMPANY                               REORGANIZED COMPANY
                                  -----------------------------------------     -------------------------------------------------
                                                               PERIOD FROM       PERIOD FROM
                                    YEAR ENDED JUNE 30,       JULY 1, 1994      JAN. 4, 1995
                                  -----------------------        THROUGH           THROUGH         YEAR ENDED        YEAR ENDED
                                    1993          1994        JAN. 3, 1995      JUNE 30, 1995     JUNE 30, 1996     JUNE 30, 1997
                                  ---------     ---------     -------------     -------------     -------------     -------------
STATEMENT OF OPERATIONS DATA:
Net revenue.....................  $  55,194     $  51,975       $  25,948          $27,854           $62,771           $76,433
Cost of goods sold..............     41,879        33,329          16,576           17,036            39,024            45,603
                                  ---------     ---------       ---------         --------          --------          --------
  Gross profit..................     13,315        18,646           9,372           10,818            23,747            30,830
Selling, general and
  administrative expenses.......      8,093         7,001           3,430            5,105            10,723            12,866
Research and development
  expenses......................      4,933         4,520           2,082            2,302             4,557             4,594
Amortization expense............      9,276         5,434           2,512            1,203             2,407             2,306
                                  ---------     ---------       ---------         --------          --------          --------
  Operating profit (loss).......     (8,987)        1,691           1,348            2,208             6,060            11,064
Interest expense................    (26,556)           --              --           (2,077)           (4,200)           (4,200)
Other income (expense) -- net...    (53,192)          (16)             35              784             1,540             2,263
                                  ---------     ---------       ---------         --------          --------          --------
  Income before items below.....    (88,735)        1,675           1,383              915             3,400             9,127
Reorganization items(a).........       (275)         (271)         (1,164)              --                --            (2,551)
Income taxes not payable in
  cash(b).......................        386            --              --             (445)           (1,418)
Federal income taxes, current...         --            --              --               --              (105)              (78)
Extraordinary gain(c)...........         --            --         214,773               --                --                --
Cumulative effect on prior years
  of change in method of
  accounting for non-pension
  post-retirement benefits......         --            --          (1,906)              --                --                --
                                  ---------     ---------       ---------         --------          --------          --------
  Net income (loss).............  $ (88,624)    $   1,404       $ 213,086          $   470           $ 1,877           $ 6,498
                                  =========     =========       =========         ========          ========          ========
OTHER DATA:
EBITDA(d).......................  $   2,177     $   8,736       $   4,625          $ 4,109           $ 9,781           $14,829
Depreciation and amortization...     11,164         7,045           3,277            1,901             3,721             3,765
Capital expenditures............        141           484             480              680             2,152               990
Backlog.........................     18,890        21,249          31,941           25,931            38,910            30,307
Ratio of earnings to fixed
  charges(e)....................         --        15.00x            5.40x            1.40x             1.80x             3.12x
Deficiency of earnings to cover
  fixed charges.................  $  89,010            --              --               --                --                --
CASH FLOW PROVIDED BY (USED IN):
Operating activities............  $   4,426     $   8,319       $  13,803          $(1,389)          $22,521           $ 8,973
Investing activities............        (72)         (468)           (479)              90            (1,663)             (978)
Financing activities............         --            --          (6,200)          (3,797)              125                (5)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital.................  $  21,174     $  29,062       $  18,649          $21,725           $27,599           $39,518
Total assets....................     81,574        85,983          87,952           83,808            95,977            99,364
Total debt......................    269,504       269,411          42,000           42,000            42,000            42,000
Shareholders' equity (capital
  deficiency)...................   (194,316)     (192,912)         20,174           20,644            22,652            29,232

                                               (See footnotes on following page)

       NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

(a) Reorganization items relate to the period in which the Company was operating under the protection of Chapter 11 of the Bankruptcy Code.

(b) Income taxes not payable in cash represent the tax effect of certain tax attributes existing prior to the Reorganization and are recorded as a reduction to reorganization value in excess of amounts allocable to identifiable assets as required by SOP 90-7.

(c) An extraordinary gain of $214,773 was recognized on January 3, 1995 because the consideration for the discharge of pre-petition liabilities was less than the carrying value of the recorded liabilities discharged.

(d) EBITDA for any period means operating profit plus depreciation and amortization. EBITDA is determined after deduction of Directors' Fees of $0, $0, $0, $203, $995 and $1,289 for the periods ended June 30, 1993, June 30,
    1994, January 3, 1995, June 30, 1995, June 30, 1996 and June 30, 1997,
    respectively. Upon completion of the Transactions, these fees were replaced by a post-Merger KECC advisory fee of $200 per year. Management understands that EBITDA is an indicator customarily used by investors to gauge a company's ability to service its interest and principal obligations. EBITDA should not be considered in isolation from, as a substitute for or as being more meaningful than net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles, and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. EBITDA, as presented herein, may be calculated differently by other companies and, as such, EBITDA amounts presented herein may not be comparable to other similarly titled measures of other companies.

(e) For purposes of this computation, earnings are defined as earnings or loss before extraordinary items and fixed charges. Fixed charges are the sum of
    (i) interest expense; (ii) amortization of deferred financing costs; and
    (iii) that portion of rental expense that is the functional equivalent to interest expense.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a market and technological leader in the design and assembly of state-of-the-art glass bending and tempering (or strengthening) systems used in the production of safety glass. The Company sells its systems worldwide primarily to the Automotive Market and the Architectural Market. The Company complements its sale of complete systems (Original Equipment) with the sale of aftermarket products and services consisting of retrofits, tooling and replacement parts. The Company has generated a continuing stream of aftermarket revenue due to the long life and growing installed base of more than 375 systems worldwide.

     For fiscal year 1997, the Company generated revenue and EBITDA of $76.4 million and $14.8 million, respectively. Original Equipment revenue totaled $50.2 million or 65.7% of the Company's total revenue, with $26.2 million or 34.3% of total revenue generated by aftermarket sales in connection with the maintenance and enhancement of the Company's installed base of systems.

     In May of 1993, the Company filed for protection under Chapter 11 largely as a result of its inability to meet its obligations with respect to approximately $269.5 million of indebtedness outstanding as of May 1993, $193.0 million of which was incurred in connection with a leveraged buyout in 1989. See "Business -- History." Upon emergence from bankruptcy on January 4, 1995 with new shareholders, a reorganized senior management team, a business strategy focused on a more profitable product mix and cost containment and significantly reduced debt service obligations, the Company adopted "fresh start" financial reporting that reflected the financial impact of the Reorganization. The Company's assets and liabilities were adjusted to reflect their estimated fair value and the accumulated deficit as of January 3, 1995 was eliminated.

     As a result of the Reorganization, the results of operations, financial condition and cash flow of the Company for dates and periods subsequent to January 3, 1995 are not necessarily comparable to those prior to January 4, 1995. The following table sets forth the amounts and the percentage of revenue of certain revenue and expense items for the periods indicated. The pre-Reorganization six-month period ended January 3, 1995 and the post-Reorganization six-month period ended June 30, 1995 have been combined for purposes of this discussion (dollars in millions).

                                                                        YEAR ENDED JUNE 30,
                                                        ----------------------------------------------------
                                                             1995               1996               1997
                                                        --------------     --------------     --------------
Net revenue(a):
  Original Equipment................................... $33.0     61.3%    $34.2     54.5%    $50.2     65.7%
  Aftermarket..........................................  20.8     38.7      28.6     45.5      26.2     34.3
                                                        -----    -----     -----    -----     -----    -----
    Total net revenue..................................  53.8    100.0      62.8    100.0      76.4    100.0
Cost of goods sold(a)..................................  33.6     62.5      39.0     62.1      45.6     59.7
                                                        -----    -----     -----    -----     -----    -----
Gross profit...........................................  20.2     37.5      23.8     37.9      30.8     40.3
SG&A expense...........................................   8.5     15.8      10.7     17.1      12.9     16.8
R&D expense............................................   4.4      8.2       4.6      7.3       4.6      6.0
Amortization expense...................................   3.7      6.8       2.4      3.8       2.3      3.0
                                                        -----    -----     -----    -----     -----    -----
  Operating profit..................................... $ 3.6      6.7%    $ 6.1      9.7%    $11.0     14.5%
                                                        =====    =====     =====    =====     =====    =====

---------------

(a) Contract revenue and cost of goods sold are recognized on a percentage of completion basis measured by the percentage of costs incurred to the estimated total costs of each contract.

RESULTS OF OPERATIONS

  Fiscal Year 1997 Compared with Fiscal Year 1996

     Net revenue for fiscal 1997 increased $13.6 million, or 21.7%, to $76.4 million from $62.8 million for fiscal 1996. Original Equipment revenue increased $16.0 million, or 46.8%, to $50.2 million for fiscal 1997 compared to $34.2 million for fiscal 1996. The increase in Original Equipment revenue was primarily the result of increased contract signings and demand for the Company's products, particularly automotive systems. Aftermarket revenue decreased $2.4 million, or 8.4%, to $26.2 million for fiscal 1997 from $28.6 million for fiscal 1996. The decrease in aftermarket revenue was due to a decline in automotive retrofit tooling revenue partially offset by an increase in replacement parts revenue.

     A significant portion of the Company's revenue is generated from customers outside of the United States. For fiscal 1997, Original Equipment revenue from foreign customers was $37.1 million (73.9% of total Original Equipment revenue) as compared to $24.9 million (72.8% of total Original Equipment revenue) for fiscal 1996. The percentage of aftermarket revenue from foreign customers decreased to 65.1% of total aftermarket revenue for fiscal 1997 compared to 66.9% for fiscal 1996.

     Gross profit increased $7.0 million, after the effect of a one-time expense of $0.9 million to replace certain components in forced convection heaters, to $30.8 million, or a gross margin percentage of 40.3%, for fiscal 1997 compared to $23.8 million, or a gross margin of 37.9%, for fiscal 1996. The increase in gross profit was due to increased revenue for 1997. The increase in the gross margin is the result of a more profitable product mix (reflecting a shift toward increased sales to the Automotive Market) for fiscal 1997 as compared to fiscal 1996.

     Selling, general and administrative expenses increased $2.2 million, or 20.6%, to $12.9 million for fiscal 1997 from $10.7 million for fiscal 1996. This increase was primarily the result of increases in incentive compensation costs due to increased earnings and Directors' Fees.

     Research and development expenses were $4.6 million for fiscal 1997 and fiscal 1996.

     Amortization expense for fiscal 1997 was $2.3 million compared to $2.4 million for fiscal 1996.

     Operating profit increased $4.9 million, or 80.3%, to $11.0 million for fiscal 1997 from $6.1 million for fiscal 1996. Operating profit as a percentage of revenue was 14.5% for fiscal 1997 as compared to 9.7% for fiscal 1996 due to increased revenue and a more profitable product mix.

     Interest expense for fiscal 1997 and fiscal 1996 was $4.2 million. Other income, net, which is comprised primarily of interest income, increased $0.7 million, or 46.9%, to $2.3 million for fiscal 1997 from $1.6 million for fiscal 1996. This increase was the result of an $8.0 million, or 18.2%, increase in the average cash balance for fiscal 1997 as compared to fiscal 1996.

     Since the Reorganization, the Company's effective tax rate has been greater than the statutory tax rate as a result of the amortization expense relating to the Reorganization that is not deductible for income tax purposes. The Company's effective tax rate decreased to 28.8% for fiscal 1997 compared to 44.8% for fiscal 1996 as a result of the reduction in the valuation allowance of deferred taxes and significantly higher pretax income, without an increase in the nondeductible amortization expenses. Income taxes not payable in cash relate to pre-Reorganization temporary differences, primarily related to patent amortization, and utilization of pre-Reorganization net operating loss carryforwards. Income taxes not payable in cash increased $1.1 million to $2.5 million for fiscal 1997 from $1.4 million for fiscal 1996 due primarily to increased earnings in fiscal 1997. See the notes to the consolidated financial statements included herein for a further discussion of income taxes.

     Net income increased $4.6 million, after the effect of a one-time expense of $0.9 million to replace certain components in forced convection heaters, to $6.5 million for fiscal 1997 compared to $1.9 million for fiscal 1996. This increase in net income was due primarily to increased operating profit.

  Fiscal Year 1996 Compared with Fiscal Year 1995

     Net revenue for fiscal 1996 increased $9.0 million, or 16.7%, to $62.8 million from $53.8 million for fiscal 1995. Original Equipment revenue increased $1.2 million, or 3.7%, to $34.2 million for fiscal 1996 compared to $33.0 million for the same period in fiscal 1995. The increase in Original Equipment revenue was primarily the result of increased contract signings and demand for the Company's products, particularly architectural systems. Aftermarket revenue increased $7.8 million, or 37.3%, to $28.6 million for fiscal 1996 from $20.8 million for fiscal 1995 due in part to automotive retrofits for Glasstech systems and a strong demand for automotive aftermarket products.

     Original Equipment revenue from foreign customers for fiscal 1996 was $24.9 million (72.8% of total Original Equipment revenue) as compared to $23.6 million (71.5% of total Original Equipment revenue) for fiscal 1995. The percentage of aftermarket revenue from foreign customers increased to 66.9% of total aftermarket revenue for fiscal 1996 compared to 51.5% for fiscal 1995.

     Gross profit increased $3.6 million to $23.8 million, or a gross margin of 37.9%, for fiscal 1996 compared to $20.2 million, or a gross margin of 37.5%, for fiscal 1995. The increase in gross profit was due to increased Original Equipment and aftermarket revenue.

     Selling, general and administrative expenses increased $2.2 million, or 25.6%, to $10.7 million for fiscal 1996 from $8.5 million in fiscal 1995. This increase was primarily the result of increases in incentive compensation costs and Directors' Fees, neither of which were incurred in the period from July 1, 1994 through January 3, 1995, and professional fees.

     Research and development expenses increased $0.2 million, or 3.9%, to $4.6 million for fiscal 1996 from $4.4 million for fiscal 1995. This increase was primarily the result of an increase in general development project activities.

     Amortization expense decreased $1.3 million, or 35.2%, to $2.4 million for fiscal 1996 compared to $3.7 million for fiscal 1995. The decrease in amortization expense resulted from the fair value adjustments made to patents and other intangibles at January 3, 1995 in conjunction with fresh start reporting.

     Operating profit increased $2.5 million, or 69.4%, to $6.1 million for fiscal 1996 compared to $3.6 million for fiscal 1995. This increase resulted from higher Original Equipment and aftermarket revenue and lower amortization expenses as previously discussed.

     Interest expense increased $2.1 million to $4.2 million for fiscal 1996 from $2.1 million for fiscal 1995 as a result of debt service obligations beginning on January 3, 1995. Other income, net, which is comprised primarily of interest income, increased $0.8 million to $1.6 million for fiscal 1996 compared to $0.8 million for fiscal 1995. Prior to January 4, 1995, interest income of $0.7 million was netted against certain Reorganization items.

     The Company's effective tax rate increased to 44.8% for fiscal 1996 compared to 39.3% for combined fiscal 1995. Since the Reorganization, the Company's effective tax rate has been greater than the statutory tax rate as a result of amortization expense relating to the Reorganization that is not deductible for income tax purposes. The lower effective tax rate in fiscal 1995 was a result of the use of net operating loss carryovers in the Reorganization period. See the notes to the consolidated financial statements included herein for a further discussion of income taxes.

     An extraordinary gain of $214.8 million was recognized at January 3, 1995 because the consideration for the discharge of pre-petition liabilities was less than the carrying value of the recorded liabilities discharged. Upon emerging from bankruptcy, liabilities subject to compromise totaling $269.5 million were discharged for 100% of the Company's common stock, $12.6 million in cash and $42.0 million of new senior debt.

     Net income for fiscal 1996 was $1.9 million compared to $213.6 million for fiscal 1995. Net income for fiscal 1995 included an extraordinary gain of $214.8 million related to the discharge of pre-petition liabilities, an expense of $1.9 million related to the cumulative effect on prior years of a change in the Company's method of accounting for non-pension post-retirement benefits and expenses related to the Reorganization of $1.2 million.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is from funds provided by operations. Upon consummation of the Transactions, the Company had long-term principal amount of indebtedness of $70.0 million in the form of the Notes and cash of $6.7 million. The Notes do not require any principal payments prior to maturity. Also, in connection with the Transactions, the Company established a $10.0 million Revolving Credit Facility which will be used primarily to fund working capital requirements and secure the issuance of standby letters of credit, which were $1.5 million at June 30, 1997.

     The Company's working capital balance was $27.6 million at June 30, 1996 and $39.5 million at June 30, 1997. The $11.9 million increase in working capital from June 30, 1996 to June 30, 1997 resulted from an increase in cash generated by new system orders. In most instances, progress payments on new system orders are received or invoiced in advance of revenue recognition. When progress payments are received or invoiced in advance of such revenue recognition, the Company increases current liabilities represented by its billings in excess of costs and estimated earnings on uncompleted contracts. When the revenue is earned, the Company recognizes the revenue and reduces the billings in excess of costs and estimated earnings on uncompleted contracts balance. The Company's working capital, primarily cash, was significantly reduced upon consummation of the Transactions. On a pro forma basis at June 30, 1997, the Company would have had working capital deficiency of $2.0 million, which includes $10.7 million of billings in excess of costs and estimated earnings on uncompleted contracts.

     Net cash provided by operating activities can vary significantly from quarter to quarter or year to year due to the number of new system signings and the amount and timing of new system payments. In particular, due to the timing of receipt of cash progress payments, net cash provided by operating activities for fiscal 1997 was $9.0 million, whereas for fiscal 1996, net cash provided by operating activities was $22.5 million. The increased level of net cash provided by operating activities for fiscal 1996 was principally the result of a significant number of new system orders in the fourth quarter of fiscal 1996. Net cash provided by operating activities in the fourth quarter of fiscal 1996 was $11.5 million.

     Capital expenditures, including investment in prototype fixed assets, were $1.0 million for fiscal 1997 and $2.2 million for fiscal 1996. Future capital expenditures, excluding prototype assets, will be used to fund the replacement or improvement of operating equipment and facilities at levels approximating $1.5 million per year. In addition, the Company may need to make periodic investments in prototype fixed assets to be used for customer demonstrations and research and development purposes. Existing prototype fixed assets which outlive their usefulness for customer demonstrations or research and development purposes, or both, may be refurbished and sold.

     As of June 30, 1997, the Company had net operating loss ("NOL") carryforwards for regular and alternative minimum tax purposes of approximately $21.0 million and $17.0 million, respectively, which expire in the years 2009 through 2011. As a result of the change of control effected pursuant to the Merger, future years will be subject to an annual usage limitation.

     Management believes that internally generated funds, together with amounts available under the Revolving Credit Facility, will be sufficient to satisfy the Company's operating cash requirements and make scheduled interest and principal payments under the Revolving Credit Facility and scheduled interest payments on the Notes. However, the ability of the Company to satisfy its obligations will be primarily dependent upon its future financial and operating performance and upon its ability to renew or refinance borrowings or to raise additional equity capital if necessary. The Company's business is subject to fluctuations due to changes in the world markets for the end products produced by its equipment (largely in the cyclical markets of automobiles and construction), currency fluctuations, geopolitical events and other macroeconomic forces largely beyond the ability of the Company to predict or control. Management is not currently aware of any trends, demands, commitments or uncertainties which will or are reasonably likely to result in a material change in the Company's liquidity.

                                    BUSINESS

OVERVIEW

     The Company is a market and technological leader in the design and assembly of state-of-the-art glass bending and tempering (i.e., strengthening) systems used by glass manufacturers and processors in the conversion of flat glass into safety glass. The Company sells its systems worldwide, primarily to the Automotive Market and the Architectural Market. The Company's systems are designed to meet customers' safety glass production requirements for complexity, accuracy and optical quality while simultaneously enhancing system productivity, flexibility and cost efficiency. For the Automotive Market, the Company has developed bending and tempering systems that meet automobile manufacturers' safety glass specifications for current and future production models. Management believes that the Company has a leading share of and is the only significant independent supplier in the market for technologically advanced systems used to bend and temper automotive glass into complex shapes. For the Architectural Market, the Company's energy-efficient processing systems are capable of producing high-quality bent or flat glass at output rates tailored to meet customer-specific production requirements. As a result of the long useful life and growing worldwide installed base of its systems, the Company is able to complement its sale of Original Equipment with the sale of aftermarket products and services consisting of retrofits, tooling (i.e., molds used to shape automotive glass) and replacement parts. The Company's products feature proprietary technologies that have been developed over the last 25 years and are protected by more than 700 patents and patent application filings worldwide.

     For the fiscal year ended June 30, 1997, the Company generated revenue and Adjusted EBITDA of $76.4 million and $16.8 million, respectively. Original Equipment revenue totaled $50.2 million, or 65.7%, of the Company's total revenue for the same period. The balance of the Company's revenue was generated through aftermarket sales including retrofits, tooling and replacement part sales intended to maintain or enhance the Company's installed base of systems.

     A Glasstech system performs a series of processes that bend and strengthen flat glass in the production of safety glass products such as car windows. In each system, flat glass supplied by glass manufacturers is conveyed horizontally on ceramic rollers through a high temperature furnace, a bending module and a quench module (which completes the tempering process by rapidly cooling the heated glass). Microprocessor-based controls regulate temperature, speed and glass location throughout the entire process. In addition, the Company develops its own proprietary software to control the integrated system. The modular design of a Glasstech system readily enables the Company to offer customized systems that meet specific technical requirements of its customers. Such a design also creates equipment retrofit and upgrade opportunities for the Company. The Company works closely with its customers as they identify capacity and functionality requirements for a new system and then throughout the usual ten to twelve month order, installation and acceptance cycle to ensure satisfaction with their completed system. Systems designed for the Automotive Market, which are used to form and temper glass for automotive back, side and roof windows, as well as to form and anneal glass used for windshields, range in price from approximately $2.5 million to $7.0 million. Systems designed for the Architectural Market process curved and flat tempered glass which are used for skylights, insulating glass, patio doors, furniture and appliances. These systems range in price from approximately $0.5 million to $3.0 million.

     The Company has an installed base of more than 375 systems located in over 40 countries on six continents. Sales in the United States, Europe and Asia-Pacific represented 29.1%, 6.6% and 51.5%, respectively, of the Company's total sales in fiscal 1997. The Company's customers include virtually all major glass manufacturers and processors including: Chrysler Corporation, Ford Motor Company, Guardian Industries Corp. and PPG Industries, Inc. in the United States; Compagnie de Saint-Gobain and Pilkington plc in Europe; Asahi Glass Company, Central Glass Company and Nippon Sheet Glass Company in Japan; Hankuk Glass Industry Company and Keumkang Ltd. in Korea; and Shatterprufe (Pty) Limited in South Africa. Management believes that the Company's future growth in the Automotive Market will be driven by customer demand for more advanced safety glass bending capabilities, the sale of systems that will supply new automobile factories under construction worldwide and the opportunity to sell systems to glass manufacturers and processors who desire to "outsource" (i.e., purchase glass processing systems rather than develop them internally). Management further believes that future sales in the Architectural Market will be derived, in part, from the adoption of stringent building codes worldwide that mandate the use of tempered glass and the increased use of coated glass for products such as energy-efficient windows.

HISTORY

     The Company was founded in 1971 to manufacture flat glass tempering systems for the Architectural Market. Building on its success in that market, in 1977 the Company delivered its first bending and tempering system used to produce simple glass shapes for the Automotive Market. Through continued product development programs and technological enhancements, the Company manufactured its first bending and tempering system for complex glass shapes for the Automotive Market in 1985. This system enables the Company's customers to bend and form glass while it is still inside the furnace, which results in enhanced quality, higher yields (i.e., reduced breakage and fewer defects) and more precision in the final shape of the safety glass product.

     In 1988, the Company was purchased in a leveraged buyout for $89.1 million. The change in automotive styling to more aerodynamic designs (which require more complex glass shapes), led by the introduction of the Ford Taurus, provided the impetus for the Company's growth in the late 1980s, which culminated with the Company generating revenue and EBITDA of $93.5 million and $30.9 million, respectively, in fiscal 1989. Based upon these historically high operating results, the Company was purchased for $242.6 million in a leveraged buyout in 1989.

     In fiscal 1990, the Company achieved comparable results to 1989. However, beginning in fiscal 1991, the Company's operating results declined significantly due to several factors including: (i) the completion of the significant increase in system orders driven by the introduction of the Taurus by Ford Motor Company (i.e., automotive glass processors required more complex shapes used in the ensuing aerodynamic styling trend led by the Ford Taurus); and (ii) other external factors such as (a) a worldwide economic recession, (b) market interruptions due to geopolitical events such as the fall of communist governments in Russia and Eastern Europe, and (c) the war in the Persian Gulf. As a result of the confluence of these industry and external factors, the Company's EBITDA declined to $5.5 million in fiscal 1991, leading to the Company's inability to meet its significant debt service obligations on the $269.5 million of indebtedness outstanding as of May 1993, $193.0 million of which was incurred in connection with the 1989 leveraged buyout. In fiscal 1992, the Company's EBITDA further declined to $1.7 million as the continuing effects of these industry and external factors required management to focus on the restructuring of its debt obligations rather than on the daily operation of its business.

     In December 1992, the Company reorganized its senior management, with Mark Christman assuming the position of President. In May 1993, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code. While under the protection of Chapter 11, the new management team refocused its business strategy by, among other things, focusing on the sale of a more profitable product mix and on the containment of costs. As a result of these efforts, a reorganization of its senior management and a reorganization of the Company's debt under a bankruptcy plan of reorganization, the Company emerged from Chapter 11 in January 1995 (the "Reorganization"). Upon consummation of the Reorganization, the Company's debt holders converted their debt obligations into 100% of the Company's equity, $42.0 million of 10% Senior Notes and the right to receive certain cash payments. The Company's stockholders have agreed to sell their interests in the Company to Holding pursuant to the terms of the Merger Agreement. See "The Transactions."

     Throughout the early 1990s, the Company continued to introduce new Original Equipment systems, enabling it to maintain its strong market positions in the Automotive Market and the Architectural Market. The Company's significant product introductions include a bending system used to form curved architectural glass (fiscal 1990), a tight radius cylindrical bending system for furniture and display case applications (fiscal 1992), a constant radius bending system for automotive side and roof windows (fiscal 1994), an automotive windshield bending and annealing system (fiscal 1995) and a forced convection heating system intended for more energy-efficient glass production (fiscal 1996). See
"Business -- Products."

     Management believes that the Company's competitive advantage in the production of high-quality glass bending and tempering systems, as well as its market leadership, is the result of its: (i) development of patented, state-of-the-art, cost-efficient technology; (ii) installed base of more than 375 systems in over 40 countries; (iii) experienced technical staff, which works closely with customers in the development and design of new systems; (iv) longstanding relationships (often of 20 years or more) with its major automotive and architectural customers; (v) knowledgeable sales force, many of whom have technical degrees; and (vi) ability to develop new products within reasonably short lead times. In addition, the Company believes that its management team, which has an average of more than 20 years of experience in the glass industry, continues to be instrumental in further strengthening the Company's leading market and technological position.

     The Company's executive offices are located at Ampoint Industrial Park, 995 Fourth Street, Perrysburg, Ohio 43551. Its telephone number is (419) 661-9500.

BUSINESS AND OPERATING STRATEGY

     The Company's strategy is to strengthen its leadership position as a provider of technologically advanced and cost-efficient glass bending and tempering systems by: (i) capitalizing on current trends in the Automotive Market; (ii) leveraging its long-term relationships with major customers; (iii) offering customers a market-driven product development effort; (iv) maintaining its position as a high-quality, low-cost manufacturer; (v) providing extensive aftermarket products and services; and (vi) continuing to capitalize on international growth opportunities.

     - Capitalizing on Current Trends in the Automotive Market. Management believes that the Company is well positioned to capitalize on current trends in the Automotive Market including: (i) customer demand for improved productivity from its safety glass processing equipment; (ii) the emergence of advanced automotive designs which feature complex-shaped glass in vehicle windows and an increase in the average glass content per vehicle; (iii) customer demand for greater optical quality in safety glass products; (iv) shorter lead times for each car design modification or new model introduction; and (v) the replacement of older bending systems initially installed by the Company's competitors or developed in-house by its customers.

     - Leveraging Long-Term Relationships with Major Customers. Management believes that the Company's strong relationships with major glass manufacturers and processors have developed in large part due to the following factors: (i) the continuity of the Company's customer relationships, many of which have existed since the Company's inception;
       (ii) the Company's awareness of and involvement in its customers' capital budgeting and planning processes; and (iii) the Company's commitment to provide the ongoing technical service required to properly maintain a Glasstech system. Based upon its strong relationships, the Company is better able to predict future demand for its systems and aftermarket products, as well as to proactively design and implement creative solutions to meet its customers' evolving safety glass requirements.

     - Offering Customers a Market-Driven Product Development Effort. The Company's technological leadership is a result of its commitment to R&D. The objective of the Company's R&D effort is to develop new products and to improve existing products to meet present and future market demands. The Company has spent an average of $4.5 million annually on R&D in fiscal years 1995 through 1997 and has 47 employees (17% of total employees) in its R&D department. Recent product introductions and improvements include bending and tempering systems that provide tighter part tolerances, higher output capability, shorter tooling changeover periods, faster cycle times, improved optical quality, greater depth of bend and an ability to produce shapes with greater complexity. In addition, the Company is developing modeling software which is intended to enable both automotive designers and glass processors to analyze the shape and optical quality of various safety glass configurations without actually constructing costly prototypes.

     - Maintaining Position as a High-Quality, Low-Cost Manufacturer. The Company is dedicated to producing high-quality, cost-efficient systems that minimize its customers' safety glass production costs. As an example of its commitment to quality, the Company recently received its ISO-9001 certification, which is an internationally recognized quality standards certification. By continually striving to reduce its customers' cost of producing safety glass, the Company increases its opportunities to sell its systems to those glass manufacturers and processors that might otherwise develop such systems in-house. To improve its own operating results, the Company has significantly reduced its operating costs by:
       (i) improving its production process by modularizing and standardizing product engineering; (ii) using advanced computer-aided design systems; and (iii) improving employee training programs. The Company's success in developing new high-quality, cost-efficient systems and in implementing cost reductions internally has contributed to an increase in Adjusted EBITDA from approximately $8.7 million in fiscal 1995 to $16.8 million in fiscal 1997. During the same period, Adjusted EBITDA margins have improved from 16.2% to 22.0%.

     - Providing Extensive Aftermarket Products and Services. The Company's aftermarket products and services, which include retrofits, automotive tooling, replacement parts and customer service programs, provide an ongoing source of revenue and cash flow that complement the Company's sale of Original Equipment. Retrofits consist of extensions, upgrades and improvements to existing systems, while replacement parts consist of both proprietary and nonproprietary components. Aftermarket revenue was $26.2 million for fiscal 1997, or approximately 34.3% of the Company's total revenue. Management believes that aftermarket sales will remain a significant component of the Company's revenue as the Company's installed base of systems continues to expand.

     - Continuing to Capitalize on International Growth Opportunities. The Company's service organization continuously interacts with customers in more than 40 countries. Sales to the United States, Europe and Asia-Pacific represented 29.1%, 6.6% and 51.5%, respectively, of the Company's total fiscal 1997 sales. The Company's geographically diverse customer base positions it to capitalize on the increasing globalization and development of markets in areas such as Asia-Pacific (including China), Eastern Europe and Russia. Such diversification also mitigates the impact of regional economic downturns and a reliance on any one market. Management believes that the Company will continue to sell new systems to its existing customers in both established and developing markets.

THE MARKET FOR SAFETY GLASS PRODUCTS

     In the United States, automobile manufacturers purchase most of their safety glass products from independent glass manufacturers and processors, except for Ford Motor Company and Chrysler Corporation, each of which produces a portion of its safety glass requirements in-house. In Europe and Asia-Pacific, the majority of automobile glass manufacturers purchase safety glass products from independent manufacturers and processors. Most of the major glass manufacturers and processors are customers of the Company.

     Automotive safety glass products are formed into either simple or complex shapes. Simple glass, which is relatively flat and has little curvature, is required to conform to exacting physical dimensions and fracture requirements. Significant bending technology is not required to process this type of glass. Unlike simple glass, complex glass has a high degree of curvature, or "bulge." The more curvature that a piece of glass has, the more likely it is to develop optical distortions unless it is produced to precise specifications. For this reason, it is important that the bending of complex glass be done in a manner that produces consistent, repeatable results subject to minimal process variation.

     In the Automotive Market, the majority of side, back and roof windows consist of a single piece of tempered glass. The majority of windshields are of laminated construction, which requires the insertion of a plastic layer between two pieces of safety glass. The most common architectural glazing product worldwide is flat tempered glass which is made either with single-glazed or double-glazed (sealed unit) construction. Such glass is used for commercial or domestic building windows, patio doors, shower enclosures, display cases, furniture glass and appliance glass. Flat laminated glass is less frequently used for such products.

THE SAFETY GLASS PRODUCTION PROCESS

     The Company's systems process flat glass produced by glass manufacturers into safety glass. The Company designs and assembles Original Equipment systems that bend and temper automotive glass primarily for side, back and roof windows and for commercial and domestic architectural applications. The Company also designs and assembles systems that anneal (rather than temper) glass for use in the production of laminated glass for products such as automotive windshields. The basic fabrication process involves placing a piece of glass horizontally on a conveyor of ceramic rollers which transfers the glass through a furnace where it is heated to the desired temperature. If the glass then requires bending, it generally will be bent into either a simple or complex shape. The glass is then moved into the quench where, depending upon the desired end-product, it is either tempered or annealed.

     Heating Process. Traditionally, all Glasstech systems heated glass with electric radiant heat ("ERH"). Recently, the Company has introduced gas-fired forced convection heat ("FCH") as an alternative. FCH was developed in conjunction with the Gas Research Institute. FCH is currently available in a flat glass tempering system for sale to the Architectural Market and is expected to be available in a system for sale to the Automotive Market by the end of 1997. FCH offers customers significant advantages over ERH technology. For example, FCH can be more cost-effective than ERH, because gas often is less expensive than electricity. In addition, FCH can heat glass with special coatings faster and more uniformly than ERH, resulting in lower production costs, faster outputs and higher quality glass. In spite of FCH's significant advantages, not all product applications justify the additional capital expense of an FCH furnace. Accordingly, the Company expects to continue to offer systems with ERH. See "-- Patents and Proprietary Rights" and "-- Product Development."

     Bending Process. Glasstech systems generally bend glass into simple and complex shapes through one of three techniques. The gravity-sag technique creates simple shapes by placing a piece of glass on a ring mold, heating it to its softening point and allowing the shape to form via gravity. The deep bending technique creates complex shapes by placing the glass on a ring mold, heating it and pressing the heated glass against a full surface area mold. The cylindrical bending technique creates simple shapes with a single curve by placing the glass on rollers, heating it and using a set of flexible rollers to curve the glass.

     Tempering Process. Tempering is the process of strengthening heated glass by cooling it rapidly. Tempered glass is up to five times stronger than untempered glass and, if broken, fractures into small pieces, reducing the risk of injury. Conversely, untempered glass will splinter and produce sharp edges. The process the Company uses to temper safety glass is called "quenching" which involves moving the heated glass into the quench where, through a computer-controlled process, it is cooled with air directed on the surfaces of the glass by an array of nozzles that diffuse air from a large blower or fan. Glass tempered by a Glasstech system meets international fracture standards.

     Annealing Process. The annealing process is a preparatory step in the process of producing laminated glass, which is used to form most vehicle windshields. The annealing process is similar to the tempering process, except that instead of cooling the glass rapidly, it is cooled slowly to produce a relatively weaker safety glass product. Annealed glass breaks more easily upon impact and, unlike tempered glass, splinters when broken. To complete the lamination process, glass processors and fabricators layer two pieces of annealed glass, which can be produced by one of the Company's Original Equipment systems, around a piece of plastic such that the annealed glass adheres to the plastic when broken. A laminated glass product breaks relatively easily into a spiderweb-like pattern without permitting the object creating the impact to break through the glass, and any glass particles remain adhered to the plastic layer, thereby reducing the risk of injury to the vehicle's occupants.

PRODUCTS

     Original Equipment -- Automotive. Systems designed and assembled for the Automotive Market process flat glass by bending and tempering it to produce automotive side, back and roof windows and by bending and annealing flat glass in the production of laminated glass for windshields. These systems range in price from $2.5 million to $7.0 million. The Company sells four basic systems, which are primarily differentiated by their bending techniques, to automotive glass manufacturers and processors.

     - Quick-Sag System. Introduced in the late 1970s, the Company's quick-sag system (the "Quick-Sag System") bends and tempers glass for side, back and roof automotive windows. Using the gravity-sag technique, the Quick-Sag System produces high-optical-quality glass in simple shapes. Although this is the Company's oldest system, demand for it continues in markets such as China, South America and other developing markets. Such a system may be retrofitted to provide higher output deep bending or cylindrical bending capabilities if required by the Company's customers.

     - Deep Bending System. The Company's deep bending system (the "Deep Bending System") was first introduced in 1985 in response to customers' demands for more complex safety glass shapes that could not be produced by the gravity-sag technique used in the Quick-Sag System. By using the deep-bending technique, such systems shape glass with enhanced optical quality to precise tolerances with deep and complex bends for automotive side and back windows. Deep Bending Systems are currently available with ERH and will soon be available with FCH heating technology. To form different shapes of complex safety glass, the Deep Bending System requires different sets of tooling, which the Company offers as part of its aftermarket business.

     - Cylindrical Bending System. Introduced in fiscal 1994 to produce accurate, simple cylindrical bends using flexible rollers (rather than tooling), the cylindrical bending system (the "Cylindrical Bending System") produces side and roof vehicle windows that require a simple cylindrical bend. Prior to the introduction of this system, it generally was not cost-effective for the Company to offer a system that produced glass with a simple cylindrical bend because the Company was unable to compete favorably against equipment designed in-house by the Company's customers. With the introduction of the Cylindrical Bending System, however, the Company now offers customers the ability to make faster changeovers by eliminating the tooling requirements typical of its other bending systems. This feature reduces the customers' production costs and maximizes their system performance.

     - In-line System. Unlike the movement of glass in a Quick-Sag System or a Deep Bending System, in which glass exits from the side of the bending module, the glass in an in-line system (the "In-line System") travels in a straight line throughout the entire process. An In-line System is capable of producing higher quality glass at faster output rates and at lower costs per piece of glass than a side-exit system. The first generation of the In-line System was introduced in 1985. The most recent generation of the In-line System was introduced in fiscal 1995 to produce simple and complex bends for automotive side, rear and roof windows, generally by using a more advanced deep bending technique. The Company recently introduced a new version of the In-line System that has been designed to produce complex-shaped glass for automotive windshields and back windows.

     Original Equipment -- Architectural. Systems designed and assembled for the Architectural Market process flat glass by tempering or by bending and tempering it for applications including residential and commercial construction, furniture, display cases, shower enclosures and appliances. Such systems range in price from $0.5 million to $3.0 million.

     - Flat Glass Tempering Systems. The Company's initial generation of flat glass tempering for architectural applications was introduced in 1971. Current systems can be equipped with either ERH or FCH heating technology. A system with FCH is more expensive initially than one with ERH, but offers significant energy cost savings and output advantages, particularly for reflective or low-emissivity glass.

     - Bending and Tempering Systems. Initially introduced in 1990 in response to the demand for curved glass from the Architectural Market, these systems are designed to shape glass of varying thicknesses into custom-specified curves. Shape is controlled by computer, eliminating the need for extensive tooling.

     Original Equipment -- Other. In 1992, the Company formed Stir-Melter, Inc. ("Stir-Melter"), a wholly-owned subsidiary that designs and assembles a glass-melting system that vitrifies (i.e., changes into a glass-like substance by fusion due to heat) hazardous waste for safe disposal. Stir-Melter's systems are rapid glass melters that employ aggressive mechanical stirring action in combination with direct electrical heating. Since its inception, Stir-Melter has incurred certain expenses in connection with, among other things, the Company's effort to procure patents covering certain Stir-Melter technology.

     Aftermarket Business. Aftermarket products and services complement the Company's Original Equipment business. Sales in this area consist of the following items: (i) retrofits (extensions or improvements of current systems);
(ii) tooling (complete sets of bending and tempering equipment designed to produce specific complex-shaped glass products); (iii) ceramic rollers (used to convey glass through the furnace); (iv) replacement parts for all the individual system components; and (v) technical services.

     - Retrofits. Retrofits are purchased by customers who want to increase production capacity, extend bending capability, increase system efficiency or take advantage of the latest computer and control system developments. Typical retrofits and improvements include: (i) extensions of heater length to increase capacity; (ii) conversions from automotive simple bending systems to complex bending systems, such as from a Quick-Sag System to a Deep Bending System; (iii) quench upgrades; (iv) conversion of a single-function system to a dual-function system, such as adding a Cylindrical Bending System to a Quick-Sag System; and (v) computer or control upgrades.

     - Tooling. The Company's customers in the Automotive Market operate complex bending and tempering systems that require part-dedicated tooling equipment to produce individual vehicle window parts that meet precise design and shape specifications. The Company's tooling products generally include: (i) bending molds; (ii) bending rings (to press the glass to the mold); (iii) lift jets (to raise the glass from the conveyor to the mold); (iv) quench rings (to transport the glass from the mold to the quench); and (v) quenching heads (which incorporate nozzles and direct air against the glass surface).

     - Ceramic Rollers. The Company's roller hearth technology was introduced to eliminate the marks left on glass by older vertical systems that tempered flat glass by hanging it from tongs. The ceramic rollers are used to convey the glass horizontally into and through the furnace and are manufactured to strict specifications in order to reduce distortion or markings on the glass surface.

     - Replacement Parts. Both proprietary and nonproprietary parts are offered to replace components used in Glasstech systems. Customers are encouraged to purchase an initial consignment of replacement parts when purchasing a new system and to maintain critical parts in inventory throughout the life of their system.

     - Technical Services. The Company's technical services department provides it with an important competitive advantage. The customer service staff, which consists of 28 full-time employees, provides aftermarket technical support and gathers feedback from customers regarding specific product improvement recommendations for Glasstech systems. The Company expects to launch a pilot program in 1997 to offer additional customer service through longer-term customer service contracts.

PRODUCT DEVELOPMENT

     The Company's R&D effort is a significant factor in maintaining its market and technological leadership. The objective of the Company's R&D effort is to develop new products and to improve existing products to meet present and future market demands. The Company works closely with its customers to identify their current and future needs, enabling it to proactively design creative solutions to meet future industry requirements. Development proposals are submitted to the Company's Executive Technical Committee to be analyzed and assessed. Proposals are authorized only when the committee is satisfied that the proposal meets customer or market needs and the proposed program can be conducted cost-effectively with a reasonable probability of achieving the desired level of profitability.

     The Company has spent approximately $4.4 million, $4.6 million and $4.6 million (exclusive of expenditures relating to prototypes) in fiscal years 1995, 1996 and 1997, respectively, on the development of new systems or on the improvement of existing systems. 47 employees (or 17% of total employees) work in the R&D department.

     As a result of its recent R&D efforts, the Company expects to introduce two improvements to its Deep Bending System in 1997. Both improvements are currently in prototype production. The first improvement is expected to provide a four-fold reduction in the tooling changeover time for a Deep Bending System. The second improvement is the introduction of FCH heating technology to a Deep Bending System for sale to the

Automotive Market. In addition, the Company is developing modeling software that is intended to enable both automotive designers and glass manufacturers and processors to analyze the shape and optical precision of various glass configurations without the need to develop costly prototypes.

MARKETING AND SALES

     The Company's sales efforts are conducted by well-qualified and experienced personnel operating in the Americas, Europe (including Africa and the Middle
East) and Asia-Pacific. The Company's international sales efforts are supplemented by nonexclusive sales agents retained on a commission basis. Commission is paid only when sales are confirmed and payments have been received from the customer. The Company's sales efforts in Europe are supported by Glasstech Ltd., a wholly-owned subsidiary of the Company.

     The Company has installed more than 375 systems in 40 countries on six continents. The Company's customers include virtually all major glass manufacturers and processors, such as Chrysler Corporation, Ford Motor Company, Guardian Industries Corp. and PPG Industries, Inc. in the United States; Compagnie de Saint-Gobain and Pilkington plc in Europe; Asahi Glass Company, Central Glass Company and Nippon Sheet Glass Company in Japan; Hankuk Glass Industry Company and Keumkang Ltd. in Korea; and Shatterprufe (Pty) Limited in South Africa.

     As part of its marketing process, the Company maintains close customer relationships that enable management to understand its customers' needs for existing and new product capabilities. Due to the size of a Glasstech system, from both a physical and economic perspective, a significant commitment with respect to planning is required on the part of the Company's customers before they order new equipment and subsequently place it into operation. As part of this planning process, the customer involves the Company in discussions that can last up to one or two years before an order is actually placed. At any point in time, the Company and its customers are involved in numerous discussions that occur between their respective management teams, technical staffs and sales/purchasing staffs.

     The customer service staff, which consists of 28 full-time employees, provides aftermarket technical support and gathers information from customers regarding specific product improvement recommendations for Glasstech systems. Customer service representatives are also available to the Company's customers as consultants on a per diem basis. The Company's technical representatives train the customer's workforce to properly operate its Glasstech system and consult on specific technical issues or production goals. The Company's customer service department has a program which provides customers with 24-hour troubleshooting services via telephone. In-house computers enable the Company to simulate system problems that a customer might experience and provide the customer with prompt solutions.

     An installation of a Glasstech system typically requires ten to twelve months from the time the customer executes a contract to final acceptance of the system. Following the execution of a contract, a project manager coordinates all technical details with customer personnel before any parts are ordered from the Company's suppliers. Design, delivery of parts and assembly generally takes the Company four to six months, with shipment normally occurring five to seven months after the initial signing of the contract. Shipment to the customer can take up to one month, depending upon the destination. Installation time at the customer's location varies according to system type, but generally requires between one and two months from the simplest to the most complex systems. Following installation, the system must meet certain predetermined performance tests before the customer accepts the system. Depending on the system's complexity and customer cooperation, these tests typically take two to eight weeks.

     Completion of aftermarket sales vary with each product. A typical retrofit order, for example, takes between six and ten months to complete. A typical tooling order requires three to four months to complete, while orders for replacement parts and ceramic rollers typically range from six to ten weeks to complete. Customer service calls, on the other hand, are typically completed in 24 to 48 hours.

     A substantial portion of the Company's revenue historically has been comprised of sales to a limited number of customers. For example, in fiscal years 1995, 1996 and 1997, Asahi Glass Company, Chrysler Corporation, Nippon Sheet Glass Company and Pilkington plc collectively accounted for 40.5%, 40.8% and

50.6 % of total revenue, respectively. In addition, (i) in fiscal 1995, Asahi Glass Company and Pilkington plc each accounted for more than 10.0% of revenue;
(ii) in fiscal 1996, Pilkington plc accounted for more than 10.0% of revenue; and (iii) in fiscal 1997, Asahi Glass Company, Chrysler Corporation, Nippon Sheet Glass Company and Pilkington plc accounted for more than 10.0% of revenue. The Company also generates a substantial portion of its revenue outside of the United States. See Note 9 to the Company's consolidated financial statements included herein.

COMPETITION

     The Company's primary competition in the Automotive Market comes from either (i) the engineering departments of certain of its customers, such as Pilkington plc and Compagnie de Saint-Gobain, which design and build glass processing systems in-house or (ii) glass manufacturers which process safety glass and sell it to automobile manufacturers, such as Chrysler Corporation and Ford Motor Company, which elect to purchase processed safety glass rather than install their own Glasstech system. In either case, the Company primarily competes against its customers by developing systems with greater capabilities than those currently produced in-house. Current trends in the automobile industry are expected to provide the Company with the opportunity to further differentiate the capabilities of its new systems from those developed by in-house engineering departments.

     In the Architectural Market, there is significant competition among manufacturers of flat glass tempering systems, but less significant competition for bending and tempering systems. The Company's principal competitor in the Architectural Market is Tamglass Oy of Finland, which mainly competes against the Company in the market for flat glass tempering systems. Although management believes that the Company is well positioned in the flat glass tempering market, it focuses most of its marketing effort on the bent glass tempering market, which is generally comprised of customers that place a premium on the capabilities, quality and service provided by the Company rather than the price of the system.

PATENTS AND PROPRIETARY RIGHTS

     The Company protects its technology by filing patents and patent applications in the U.S. and in major markets worldwide. It is the Company's policy to aggressively pursue patent coverage for any significant product developments and, where appropriate, multiple patent coverage both in the U.S. and other countries (which primarily extends the patent protection acquired in the U.S. to critical foreign markets). The Company holds over 100 patents in the U.S. and more than 350 patents outside the United States. In addition, the Company has more than 250 patent application filings worldwide. Typically, within each Glasstech system, numerous patents cover various controls, bending processes or general aspects of the equipment. While management does not believe that the loss of any one patent would have a material adverse effect on the Company's business, it believes the Company's aggregate patent position provides it with an important competitive advantage.

     The Company's patents cover a range of products and product features, including: (i) the Quick-Sag System; (ii) the Company's complex in-furnace bending process (used in both Deep Bending and In-line Systems); (iii) the Cylindrical Bending System; (iv) quenching systems; (v) process controls for systems; and (vi) general aspects of its technologies and equipment. As patents on some of the Company's older technologies, such as the Quick-Sag System, begin to expire, the Company continually applies for and is generally issued patents relating to its newer, leading edge technologies. These newer patents will generally remain in effect for more than 15 years.

     The Company received funding from GRI for the development of the FCH technology. Under an agreement with GRI, GRI retained rights to the resulting U.S. patents. Under the GRI agreement, the Company received two exclusive patent licenses in the U.S. One license permits the Company to use FCH technology in systems that produce flat tempered glass (the "Flat License") and the other license permits the Company to use FCH technology in systems that produce bent glass (the "Bent License"). The exclusivity with respect to the Flat License and Bent License expires in 2000 and 2002, respectively. Subject to certain obligations to exploit FCH technology with respect to the Bent License, the Company will continue to hold nonexclusive licenses for FCH technology for the duration of the underlying patents. Under the terms of the GRI agreement, the Company holds the exclusive rights to the FCH patents outside of the U.S.

     Although the Company is not currently subject to any patent or proprietary rights infringement litigation, management believes that one of its customers may be infringing on certain U.S. and foreign counterpart patents relating to its Quick-Sag System and Deep Bending System technologies. In addition, one of the Company's European architectural patents relating to quenching apparatus for roller conveyed glass sheets has been opposed by two of the Company's competitors. This opposition is proceeding in the European Patent Office and may result in a change of scope, or loss, or the claims granted under this patent in Europe.

     Substantially all Company employees execute technology agreements that have a confidentiality provision and assign patent rights to the Company. Upon consummation of the Transactions, members of senior management will enter into employment agreements that contain noncompete provisions. See
"Management -- Employment Agreements and Arrangements."

MATERIALS AND SUPPLY ARRANGEMENTS

     The Company has reached agreement with many of its suppliers, including its ten largest suppliers, which guarantee firm pricing, generally for one year, but do not have purchase volume requirements obligating the Company to purchase certain quantities. Management believes that the Company has made adequate arrangements with backup suppliers to avoid any material adverse effect that would occur if one of its primary suppliers were unable to fill Company orders. In fiscal 1997, the Company did not purchase more than 10% of its materials and supplies from any one supplier.

PROPERTIES

     The Company's facilities are located in Perrysburg, Ohio. The Company leases a 96,800-square-foot facility that houses both its offices and plant, as well as an adjacent 43,200-square-foot facility for production and storage. The 96,800-square-foot facility is subject to a five-year lease that will expire on December 31, 1999, after which the Company has an option to extend the lease for two additional five-year periods. The 43,200-square-foot building is subject to a three-year lease that will expire on January 31, 1998. The Company also owns an adjacent 108,000-square-foot building that houses R&D, tooling design, tooling production and prototype production equipment. The Company believes that its current facilities are adequate for its foreseeable needs.

EMPLOYEES

     As of June 30, 1997, the Company employed 272 people, 160 of whom work in the operations department. The Company has experienced low personnel turnover throughout its history. The Company has no union employees, and no attempt has ever been made to organize its workforce. Management believes that its relations with its employees are good.

BACKLOG

     The Company had a backlog (on a percentage of completion basis) as of June 30, 1997 of approximately $30.3 million as compared to $38.9 million on June 30, 1996. The Company expects to complete this backlog by the end of fiscal 1998.

LEGAL PROCEEDINGS

     On January 15, 1997, James E. Heider ("Heider"), a former executive officer of the Company, commenced an action against the Company and Mark Christman, the President of the Company, in the Common Pleas Court of Wood County, Ohio, relating to the nonrenewal of his employment agreement. In the amended complaint, Heider alleges that the Company breached his written employment agreement and breached implied and express employment agreements that, according to the complaint, were created pursuant to certain alleged oral statements. The complaint also alleges that Heider was terminated in retaliation for reporting on the conduct of certain employees and that Heider was wrongfully denied the ability to exercise certain stock options. Heider seeks compensation of approximately $9.5 million for lost wages, bonuses, back pay, vacation pay and the value of other fringe benefits he would have received through continued employment with the Company. The Company believes that this action is without merit and is barred by the provisions of Heider's written employment agreement with the Company. The Company intends to contest this action vigorously, and management does not believe that this action will have a material adverse effect on the Company's financial condition or operating results.

     From time to time, the Company is a party to various other legal actions and proceedings. Management does not believe that an unfavorable determination in any such other action or proceeding would have a material adverse effect upon the Company's operations.

ENVIRONMENTAL MATTERS

     The Company's operations and properties are subject to a wide variety of increasingly complex and stringent Environmental Laws. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Management believes its operations and properties are in compliance in all material respects with Environmental Laws. Based upon its experience to date, management believes that the future cost of compliance with and liability under existing Environmental Laws will not have a material adverse effect on the Company's business, financial condition or operating results. However, future events, such as the discovery of new information, changes in existing Environmental Laws or their interpretations and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

                                   MANAGEMENT

     The following table sets forth the names and ages of the Company's executive officers (the "Executive Management") and the directors of the Company and Holding (the "Directors"). Within 12 months of the consummation of the Transactions, the Company and Holding anticipate increasing the number of Directors to five and appointing at least one independent director to the board of directors of the Company and Holding (the "Board of Directors").

               NAME                    AGE                        POSITION
-----------------------------------    ---     -----------------------------------------------
Mark D. Christman                       45     Director, President and Chief Executive Officer
John S. Baxter                          57     Director and Senior Vice President, Marketing
                                               and Sales
Kenneth H. Wetmore                      50     Vice President, General Counsel and Secretary
Ronald A. McMaster, Ph.D.               57     Vice President, Corporate Development
Diane S. Tymiak                         40     Vice President, Treasurer and Chief Financial
                                               Officer
Larry E. Elliott                        47     Vice President, Manufacturing and Engineering
James P. Schnabel                       36     Vice President, Development
David P. Given                          42     Director

     Mark D. Christman has been President and Chief Operating Officer of the Company since December 31, 1992. Mr. Christman joined the Company in 1976, and since that time has served in various capacities, including Vice President, Treasurer, Chief Financial Officer and Executive Vice President. Upon the consummation of the Transactions, Mr. Christman began to serve as President and Chief Executive Officer.

     John S. Baxter has been Senior Vice President, Marketing and Sales, since 1992. Mr. Baxter joined the Company in 1981 and was Managing Director of Glasstech Ltd. from 1981 to 1992. Prior to joining the Company, Mr. Baxter was employed by Triplex Safety Glass, a subsidiary of Pilkington plc, for five years.

     Kenneth H. Wetmore joined the Company in 1988 as General Counsel and was elected Secretary in 1989 and Vice President in 1991. Mr. Wetmore is also President of Stir-Melter, Inc. Prior to joining the Company, Mr. Wetmore was employed by Owens Corning Fiberglass Corp. for 19 years.

     Ronald A. McMaster, Ph.D. has been Vice President, Corporate Development since 1988. Dr. McMaster joined the Company in 1977 and has served in various capacities, including Vice President, Research and Development and Vice President, Advanced Engineering. Mr. McMaster and Mr. Christman are first cousins.

     Diane S. Tymiak has been Vice President, Treasurer and Chief Financial Officer since 1993. Ms. Tymiak joined the Company in 1980 and has served in various capacities since that time, most recently as Treasurer.

     Larry E. Elliott joined the Company in July 1996 as Vice President, Development. In December 1996, he was elected as Vice President, Manufacturing and Engineering. Prior to joining the Company, Mr. Elliott was employed by the glass division of Ford Motor Company for 25 years, most recently as Supervisor, Fabrication Facilities Engineering.

     James P. Schnabel was elected Vice President, Development in 1997. He has served in various engineering capacities with the Company since 1984, most recently as Director, Product Development.

     David P. Given has been President of KECC, a venture capital firm, since 1995. Mr. Given joined KECC as a Vice President in 1990. Mr. Given serves as a director of several privately-held companies.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's Chief Operating Officer and the four other highest paid executive officers (together with the Chief Operating Officer, the "Named Executive Officers") for services to the Company in fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL
                                                              COMPENSATION
                       NAME AND                          ----------------------        ALL OTHER
                  PRINCIPAL POSITION                      SALARY        BONUS       COMPENSATION(A)
-------------------------------------------------------  ---------     --------     ---------------
Mark D. Christman......................................  $ 291,110     $700,000         $12,520
  President and Chief Operating Officer
John S. Baxter.........................................    219,516      215,000          12,590
  Senior Vice President, Marketing and Sales
Kenneth H. Wetmore.....................................    190,448      115,000          12,590
  Vice President, General Counsel and Secretary
Dianne S. Tymiak.......................................    142,493       95,000          12,713
  Vice President, Chief Financial Officer
Norman J. Klatt........................................    175,827       55,000           7,696
  Vice President Sales - Asia

---------------

(a) Represents (i) a pension plan contribution equal to 5% of each Named Executive Officer's first $150,000 of salary and bonus under the Company's pension plan and (ii) imputed income on life insurance provided by the Company on all such persons except Mr. Klatt.

PRE-MERGER STOCK OPTION HOLDINGS

     No options were issued or exercised in fiscal 1997. The following table sets forth the value of options held by each of the Named Executive Officers at June 30, 1997.

                                                              FISCAL YEAR-END OPTION VALUES
                                             ---------------------------------------------------------------
                                                 NUMBER OF UNEXERCISED             VALUE OF UNEXERCISED
                                                      OPTIONS AT                  IN-THE-MONEY OPTIONS AT
                                                   JUNE 30, 1997(a)                  JUNE 30, 1997(b)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Mark D. Christman..........................     26,424           32,283         $ 995,855       $ 1,216,666
John S. Baxter.............................      6,176            4,118           232,758           155,197
Kenneth H. Wetmore.........................      3,529            2,353           132,999            88,679
Diane S. Tymiak............................      3,529            2,353           132,999            88,679
Norman J. Klatt............................         --               --         $      --       $        --

---------------

(a) All outstanding options vested and were exercised upon consummation of the Merger.

(b) The values are based on the value received by the Named Executive Officers upon the deemed exercise of their options in connection with the Merger.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

     Mr. Christman has entered into a five-year employment agreement with Holding and the Company pursuant to which Mr. Christman serves as the President and Chief Executive Officer of Holding and the Company (the "President"). Mr. Christman is paid a base salary of $272,760 per year, subject to certain cost-of-living adjustments, and receives customary executive benefits. Additionally, pursuant to his agreement and the Stockholders Agreement (as defined herein), he is entitled to receive no less than 40% of all distributions from the Performance Bonus Pool (as defined herein), participate in the Restricted Stock Program (as defined herein), and participate in the Performance Share Program (as defined herein). See "-- Management Incentive Plans." The employment agreement also contains a noncompetition provision that prohibits Mr. Christman from competing or holding certain ownership interests in other businesses that compete against the Company for the later of five years after the initial date of the agreement or two years following the termination of Mr. Christman's employment (unless Mr. Christman is terminated without cause, in which case no restriction shall apply). The employment agreement is renewable by the Company for one-year successive terms upon completion of the initial five-year term.

     Each of the other members of Executive Management also entered into an employment agreement (each, an "Employment Agreement" and, collectively with the President's employment agreement, the "Employment Agreements") that is substantially similar to Mr. Christman's agreement, but is paid a base salary per year, subject to certain cost-of-living adjustments, as follows:

                                                                       ANNUAL
                                       NAME                            SALARY
               -----------------------------------------------------  --------
               John S. Baxter.......................................  $213,438
               Kenneth H. Wetmore...................................   182,210
               Ronald A. McMaster, Ph.D.............................   175,844
               Diane S. Tymiak......................................   138,452
               Larry E. Elliott.....................................   153,914
               James P. Schnabel....................................   132,843

MANAGEMENT INCENTIVE PLANS

     In connection with the Transactions, the Company established: (i) a performance bonus pool (the "Performance Bonus Pool"); (ii) a restricted stock plan (the "Restricted Stock Program"); and (iii) a performance share program (the "Performance Share Program"), all of which were designed to retain and reward members of Executive Management.

     Performance Bonus Pool. Commencing fiscal 1998, each member of Executive Management will be eligible to receive a distribution from the Performance Bonus Pool. Amounts made available by the Company pursuant to the Performance Bonus Pool at the end of each fiscal year shall be based on the operating results of the Company for such fiscal year. If EBITDA (which for such purpose will be computed before deducting any fees payable to KECC) is between $14.0 million and $15.0 million for such fiscal year, then amounts available for distribution pursuant to the Performance Bonus Pool will generally be 5.0% of such EBITDA. If EBITDA is more than $15.0 million but not over $16.0 million, then amounts available for distribution pursuant to the Performance Bonus Pool will generally be 7.5% of EBITDA. If EBITDA is more than $16.0 million, then amounts available for distribution pursuant to the Performance Bonus Pool will generally be 10.0% of EBITDA. The Board of Directors, in consultation with the President, will distribute the Performance Bonus Pool among the members of Executive Management using its discretion; provided, however, Mr. Christman, pursuant to the terms of his employment agreement, shall be entitled to receive at least 40% of the Performance Bonus Pool. The Board of Directors will be required to distribute the entire amount of the Performance Bonus Pool among some or all members of Executive Management.

     Restricted Stock Program. Simultaneous with the consummation of the Transactions, Holding and the members of the Key Equity Group entered into a stockholders agreement (the "Stockholders Agreement"), pursuant to which Holding established the Restricted Stock Program. Under the terms of the Restricted Stock Program, members of Executive Management were granted, pursuant to their employment agreements, in the aggregate, 1,667 shares of restricted Class C Common Stock (as defined herein) of Holding. The restricted Class C Common Stock may not be sold or otherwise transferred while the restrictions are in effect and may be forfeited to the Company if the recipient leaves the Company before the restrictions lapse. The shares of Class C Common Stock are non-voting and the restrictions will generally lapse in equal amounts over a four-year period. However, all such restrictions will lapse upon a Change of Control (as defined in the Employment Agreements).

     Performance Share Program. The Performance Share Program was established pursuant to the Stockholders Agreement. See "Certain Transactions -- Post Merger Transactions -- Stockholders Agreement."

Under the terms of the Performance Share Program, members of Executive Management purchased shares of Class D Common Stock of Holding (the "Class D Holders") by paying $0.01 in cash and paying for the balance by issuing to Holding promissory notes in consideration therefor and pledging such shares to Holding to secure such debt. Upon the occurrence of a Liquidity Event (as defined herein), a final determination of the number of shares of Class D Common Stock that will be retained by members of Executive Management will be made based upon the achievement by the Key Equity Group of certain goals relating to its return on the Equity Contribution as adjusted to account for the value attributable to the Warrants. "Liquidity Event" is defined in the Stockholders Agreement as the first to occur of: (i) the sale of Holding and (ii) a public offering of any of Holding's securities (each, a "Liquidity Event"). The Company will have the right to repurchase shares of Class D Common Stock under certain circumstances upon a termination of employment.

EMPLOYEES' PENSION PLAN AND EMPLOYEES' SAVINGS PLAN

     The Company's Employees' Pension Plan and Employees' Savings Plan cover substantially all of its employees. Under the Employees' Pension Plan, the Company may make annual contributions to the participants equal to 5% of each participant's compensation up to $150,000. For the fiscal years ended June 30, 1995, 1996 and 1997, the Company made contributions under the Employees' Pension Plan of approximately $459,000 $541,000 and $604,000 respectively. The Company does not match contributions made by employees under the Employees' Savings Plan, a 401(k) plan.

DIRECTOR COMPENSATION

     No Director currently receives compensation solely in connection with his or her duties as a Director. The Company will institute a compensation program for independent Directors at the time the independent Director joins the Board of Directors. The Company will pay the reasonable out-of-pocket expenses incurred by each Director in connection with their attendance at meetings of the Board of Directors (and any committee hereof) of the Company or any of its subsidiaries.

     Members of the Board of Directors prior to the consummation of the Transactions have received certain fees and options and warrants to purchase shares of common stock of the Company since the Reorganization. See "Certain Transactions -- Pre-Merger Transactions."

                              CERTAIN TRANSACTIONS

POST-MERGER TRANSACTIONS

Advisory Agreement

     Upon consummation of the Transactions, the Company entered into an advisory agreement with KECC, pursuant to which KECC consults with the Directors and members of Executive Management on such general business and financial matters as may be requested by the Board of Directors, including: (i) corporate strategy; (ii) budgeting of future corporate investment; and (iii) acquisition and divestiture strategies. In exchange for such services, KECC receives an annual fee of $200,000, payable quarterly in arrears.

Stockholders Agreement

     Simultaneously with the consummation of the Transactions, members of the Key Equity Group and Holding entered into the Stockholders Agreement which, together with the Amended and Restated Certificate of Incorporation of Holding (the "Certificate of Incorporation"), governs the terms of the capital stock of Holding.

     Classes of Common Stock. The authorized shares of capital stock of Holding (the "Common Stock") consists of: (i) 18,072 authorized shares of Class A Voting Common Stock, $0.01 par value (the "Class A Common Stock"); (ii) 13,070 authorized shares of Class B Non-Voting Common Stock, $0.01 par value (the "Class B Common Stock"); (iii) 5,002 shares of Class C Stock Non-Voting Common Stock, $0.01 par value (the "Class C Common Stock"); and (iv) 10,000 shares of Class D Non-Voting Common Stock, $0.01 par value (the "Class D Common Stock"). The holders of Class A Common Stock have the right to vote on all matters to be voted on by the stockholders of Holding. At every meeting of stockholders of Holding, each holder of Class A Common Stock is entitled to one vote per share. Except as otherwise required by law, a holder of Class B Common Stock, Class C Common Stock or Class D Common Stock has no voting rights with respect to such Common Stock.

     Control. The Certificate of Incorporation requires Holding to obtain the approval by vote or written consent of 55% of the then-outstanding shares of Class A Common Stock, in addition to any other vote required by law, in order to do any of the following: (i) redeem, purchase or otherwise acquire for value any shares of Common Stock or any other shares of its capital stock, except as specifically permitted in the Stockholders Agreement; (ii) authorize or issue, or obligate itself to authorize or issue, additional shares of Common Stock or any other shares of its capital stock except as contemplated in the Certificate of Incorporation or in the Stockholders Agreement; (iii) amend, alter or repeal the Certificate of Incorporation or the By-Laws of Holding (the "By-Laws"); (iv) declare or pay any dividends or make any distributions with respect to any of its capital stock; or (v) except as specifically permitted by the Stockholders Agreement, effect, or obligate itself to effect, any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of Holding or any subsidiary thereof, or any consolidation or merger involving Holding or any subsidiary thereof, or any reclassification or other change of capital stock, or any recapitalization or reorganization or any dissolution, liquidation or winding up of Holding or any subsidiary thereof, except for the merger into Holding of, or the transfer of assets to Holding from, any wholly-owned subsidiary.

     In addition, the Stockholders Agreement provides that Holding will not, and will not permit any of its subsidiaries (including the Company), to take any of the following actions without the written consent of KECC or Key Equity Partners 97, a general partnership comprised of certain affiliates of KECC ("KEP 97"):
(i) acquire any assets (other than in the ordinary course of business), capital stock, or any other interest in another business or entity; (ii) sell, lease, transfer, mortgage, pledge, or encumber all or substantially all of its assets;
(iii) dispose of any business entity or product line or any division or subsidiary; (iv) enter into any merger, consolidation, reorganization or recapitalization, or any agreement to do any of the foregoing or reclassify any of its equity securities; (v) issue any equity security, or issue any options, warrants, convertible securities, or other rights (contingent or otherwise) to acquire any equity securities, except for shares of Class A Common Stock issued pursuant to the Warrants and the issuance of stock to an employee of Holding or any of its subsidiaries in accordance with a stock purchase or award program plan or the conversion of stock as described in the Certificate of Incorporation; (vi) form or acquire any subsidiary except those now existing;
(vii) except as otherwise contemplated by the Stockholders Agreement, declare or pay any dividends or distributions on the Common Stock or other equity securities or redeem or repurchase any Common Stock; (viii) grant its consent to a transfer of stock otherwise prohibited by the Stockholders Agreement; (ix) incur, assume or guaranty any indebtedness for borrowed money in excess of certain amounts in any fiscal year; (x) make any loans or advances to any stockholders or any employees of Holding or any of its subsidiaries other than advances to employees in the ordinary course of business which do not exceed certain amounts per year; (xi) make capital expenditures in excess of certain amounts in any fiscal year; (xii) except as otherwise contemplated by the Stockholders Agreement, enter into any transaction with any stockholder or any affiliate of Holding or its subsidiaries or any stockholder that is on terms less favorable to Holding and its subsidiaries than could be obtained from unaffiliated third parties on an arm's-length basis; (xiii) amend its Certificate of Incorporation or By-Laws; or (xiv) enter into any agreement to do any of the foregoing.

     Conversion. Each holder of Class B Common Stock is entitled at any time and from time to time to convert any or all of the shares of that holder's Class B Common Stock into the same number of shares of Class A Common Stock as provided in the Certificate of Incorporation; each holder of Class A Common Stock is entitled at any time and from time to time to convert any or all of the shares of that holder's Class A Common Stock into the same number of shares of Class B Common Stock as provided in the Certificate of Incorporation; provided that in the case of a conversion from Class B Common Stock, which is non-voting, into Class A Common Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Class A Common Stock which would be held after giving effect to the conversion.

     Each holder of Class C Common Stock is entitled to convert any or all of the shares of that holder's Class C Common Stock into the same number of shares of Class A Common Stock only upon the occurrence of any public offering or public sale of securities of the Corporation (including a public offering registered under the Securities Act and a sale pursuant to Rule 144 of the Securities Act or any similar rule then in effect) (any such offering, a "Conversion Event"). In addition, each holder of Class C Common Stock is entitled to convert shares of Class C Common Stock if such holder reasonably believes that a Conversion Event will be consummated. The Company is obligated, upon written request of the holder of Class C Common Stock, to effect such conversion in a timely manner so as to enable each such holder to participate in such Conversion Event. If any shares of Class C Common Stock are converted into shares of Class A Common Stock in connection with a Conversion Event and such shares of Class A Common Stock are not actually distributed, disposed of or sold pursuant to such Conversion Event, such shares of Class A Common Stock will promptly be converted back into the same number of shares of Class C Common Stock that had been the subject of the request for conversion.

     Restrictions on Transfer. Generally, the shares of Common Stock are subject to certain restrictions on transfer contained in the Stockholders Agreement. The shares of Common Stock may be transferred among affiliates and immediate family members without restrictions as long as the recipient complies with the provisions of the Stockholders Agreement and the applicable rules and regulations of the Commission. In addition, Holding may repurchase shares of Common Stock from departing members of Executive Management.

     Preemptive Rights. The holders of Common Stock have a pro rata right to participate in all future offerings of shares of equity securities of Holding or any securities convertible into or exchangeable for or carrying rights or options to purchase any shares or any other equity securities of the Company.

     Certain Rights of KECC and KEP 97. KECC and KEP 97 have the right, in the future to exercise a right to require Holding to repurchase their shares of Common Stock any time after June 2004. In addition, KECC and KEP 97 also have certain demand registration rights pursuant to which members of Executive Management also be able to participate.

     Election of Directors of Holding. The Board of Directors of Holding initially consists of three members as follows: (i) a representative selected by KECC (initially, Mr. Given); (ii) the Chief Executive Officer of the Company (initially, Mr. Christman); and (iii) an individual to be jointly designated by Mr. Given and

Mr. Christman (initially, Mr. Baxter). The board of directors of each subsidiary of Holding (including the Company) will be the same as the Board of Directors of Holding. Holding and the Company anticipate increasing the size of the Board of Directors to five within 12 months of the consummation of the Transactions and electing at least one independent Director.

Advances to Holding

     Through August 1, 1997, the Company has advanced to Holding the sum of $656,399. The advances have been made to Holding to permit Holding to satisfy certain obligations it entered into in connection with the Transactions, including, without limitation, obligations to loan funds to members of Executive Management to allow them to satisfy certain tax liabilities. The tax liabilities resulted from the members of Executive Management making certain elections under
Section 83(b) of the Code with respect to the shares of Class C Common Stock. See "Ownership and Control." The advances are payable from Holding to the Company on demand and bear interest at a rate of 4.96% per annum.

PRE-MERGER TRANSACTIONS

     In connection with the Reorganization, the Company entered into a long-term agreement to lease its manufacturing and office building from H.N.F. Realty Co., a partnership comprised of certain parties who were stockholders prior to the consummation of the Reorganization. The minimum annual rental associated with this lease for each of the next two years is approximately $300,000, after which the Company has an option to extend the lease for two additional five-year periods. Total rental expense amounted to approximately $300,000 for each of the years ended June 30, 1997, 1996 and 1995. Management believes the terms of the lease are no less favorable than the Company could have received from an unaffiliated third party.

     In connection with the Reorganization, the Company entered into a stockholders agreement dated January 3, 1995 (the "1995 Stockholders Agreement") with the institutional and independent holders of all of the outstanding shares of the Company's capital stock issued upon its emergence from Chapter 11. Pursuant to the 1995 Stockholders Agreement, a new Board of Directors of the Company was appointed that was comprised of Jay P. Goldsmith, Chairman of the Board, Harry Freund, Vice Chairman of the Board (together, the "Executive Directors"), and Clifford B. Cohn, Richard P. Rifenburgh, Larry Schafran and William J. Nightingale, as directors (collectively, the "Remaining Directors"). The 1995 Stockholders Agreement terminated upon consummation of the Merger, and each of the directors resigned.

     In connection with their appointments and performance as the Executive Directors, each Executive Director received annual compensation of approximately $25,000 and 58,823 options to purchase shares of common stock at $20.00 per share in fiscal 1995, annual compensation of $95,333, a bonus of $200,000 and warrants to purchase 32,645 shares of common stock at $25.00 per share in fiscal 1996 and during fiscal 1997 annual compensation of $108,333 and a bonus of $300,000. In connection with their appointments and performance as the Remaining Directors, each Remaining Director received approximately $23,000 in annual compensation and meeting fees and 5,000 options to purchase shares of common stock at $20.00 per share in fiscal 1995, annual compensation and meeting fees of approximately $46,000 in fiscal 1996 and annual compensation and meeting fees of approximately $52,500 in fiscal 1997. All options and warrants were exercised in connection with the Transactions.

     In fiscal 1996, the Company also paid consulting fees to Anthony Pacchia and Donald Weisburg, affiliates of Balfour Investors Inc., of approximately $110,000 and $88,000, respectively, and in fiscal 1997 the Company paid Mr. Pacchia and Mr. Weisburg consulting fees in the amount of approximately $125,000 and $63,000, respectively. Balfour Investors Inc. was an affiliate of the Company since the Reorganization.

     KECC received a financing fee in an amount equal to $1.0 million for its assistance in structuring, arranging and closing the Transactions.

     The Company arranged for the payment of success bonuses to members of Executive Management in connection with the successful completion of the Transactions. The aggregate amount of such success bonuses was $2.7 million, the allocation of which was as follows: (i) Mark D. Christman received $1,865,000;
(ii) John S. Baxter received $280,000; (iii) Kenneth H. Wetmore received $165,000; (iv) Diane S. Tymiak received 165,000; (v) Larry E. Elliott received $95,000; and (vi) James P. Schnabel, Jr. received $95,000.

                             OWNERSHIP AND CONTROL

     Holding owns 100% of the issued and outstanding common stock of the Company. As of July 2, 1997, the following entities or persons owned the outstanding Common Stock of Holding as set forth below.

                                 NUMBER OF                  NUMBER OF               NUMBER OF               NUMBER OF
                                 SHARES OF                  SHARES OF    PERCENT    SHARES OF    PERCENT    SHARES OF    PERCENT
                                  CLASS A     PERCENT OF     CLASS B    OF CLASS     CLASS C       OF        CLASS D       OF
                                  COMMON       CLASS A       COMMON         B        COMMON      CLASS C     COMMON      CLASS D
                                 STOCK(a)    OWNERSHIP(b)   STOCK(c)    OWNERSHIP     STOCK     OWNERSHIP     STOCK     OWNERSHIP
                                 ---------   ------------   ---------   ---------   ---------   ---------   ---------   ---------
Key Equity Capital Corporation
  127 Public Square, 6th Floor
  Cleveland, Ohio
  44114-1306(d)(e).............    1,600          38.7%       8,405       100.0%         --          --           --         --
Key Equity Partners 97
  127 Public Square, 6th Floor
  Cleveland, Ohio
  44114-1306(e)................       --            --           --          --       3,335        66.7%          --         --
David Given(f)
  127 Public Square, 6th Floor
  Cleveland, Ohio 44114-1306...    1,600          38.7        8,405       100.0%      3,335        66.7%          --         --
Executive Management(g)
  Mark D. Christman............    1,010          24.4%          --          --         834        16.7%       4,000       40.0%
  John S. Baxter...............      175           4.2%          --          --         267         5.3%       1,800       18.0%
  Kenneth H. Wetmore...........      125           3.0%          --          --         133         2.7%       1,000       10.0%
  Ronald A. McMaster, Ph.D.....      150           3.6%          --          --          67         1.3%         500        5.0%
  Diane S. Tymiak..............       90           2.2%          --          --         100         1.9%         700        7.0%
  Larry E. Elliot..............       35           0.9%          --          --         133         2.7%       1,000       10.0%
  James P. Schabel.............       75           1.8%          --          --         133         2.7%       1,000       10.0%
Key Equity Group(h)............    3,260          78.8%       8,405       100.0%      5,002       100.0%      10,000      100.0%
All officers and directors as a
  group........................    3,260          78.8%       8,405       100.0%      5,002       100.0%      10,000      100.0%

---------------

(a) Does not include shares of Class A Common Stock issuable upon conversion of Class B Common Stock, or following the occurrence of a Conversion Event, Class C Common Stock.

(b) Assumes 877.21 shares of Class A Common Stock issuable pursuant to the Warrants are outstanding.

(c) Does not include shares of Class B Common Stock issuable upon conversion of Class A Common Stock.

(d) KECC is a wholly-owned subsidiary of Key Bank, N.A., which is a wholly-owned subsidiary of KeyCorp, a bank holding corporation.

(e) Mr. Given is the President and Director of KECC and is a partner of KEP 97. Accordingly, Mr. Given may be deemed to beneficially own the shares owned by KECC and KEP 97. Mr. Given disclaims beneficial ownership of the shares owned by KECC.

(f) Includes all the shares of Class A Common Stock and Class B Common Stock owned by KECC and all the shares of Class C Common Stock owned by KEP 97, because as the President and a Director of KECC and a partner of KEP 97, Mr. Given may be deemed to beneficially own all such shares.

(g) Simultaneously with the consummation of Transactions, Executive Management purchased 1,660 shares of Class A Common Stock on the same terms and conditions as those shares of Class A Common Stock that are purchased by KECC. In addition, Executive Management received 1,667 shares of Class C Common Stock in connection with the Restricted Stock Plan and up to 10,000 shares of Class D Common Stock that may be earned under the Performance Share Program.

(h) The Key Equity Group is comprised of Executive Management, KECC and KEP 97. See "Certain Transactions -- Post-Merger Transactions."

                  DESCRIPTION OF THE REVOLVING CREDIT FACILITY

     The Company has entered into certain loan agreements with NationsBank, N.A. ("NationsBank") to provide the Revolving Credit Facility, a senior secured revolving line of credit in an aggregate principal amount of $10.0 million. The following summary of the Revolving Credit Facility is based upon the terms of such loan agreements.

     Borrowings under the Revolving Credit Facility bear interest either at: (i) NationsBank's Prime Rate (as defined therein); or (ii) reserve adjusted LIBOR plus 2.0% per annum. The Revolving Credit Facility provides for certain ongoing fees, including an unused line fee on the portion of the Revolving Credit Facility that is not utilized equal to 0.25% per annum.

     The Revolving Credit Facility extends for an initial term of five years and will renew in increments of one year thereafter, subject to termination as provided for therein. The required minimum unused availability under the Revolving Credit Facility was $2.0 million on its closing date and is $500,000 at all times thereafter.

     The obligations of the Company under the Revolving Credit Facility are secured by a first priority lien upon all of the Company's existing and acquired or created assets, including, but not limited to, accounts receivable, inventory, chattel paper, documents, instruments, deposit accounts, contract rights, general intangibles, machinery, equipment, real estate and other personal property.

     The Revolving Credit Facility contains, among other things, covenants restricting the ability of the Company to incur indebtedness, to dispose of assets, make distributions to Holding or the Company's subsidiaries, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates and otherwise restrict certain activities. The Revolving Credit Facility contains financial covenants pursuant to which the Company pledges to maintain a minimum net worth (with annual step-ups) and minimum current, fixed charge and leverage ratios.

     Events of default under the Revolving Credit Facility include those usual and customary for facilities of this type, including, among other things, default in the payment of principal or interest in respect of material amounts of indebtedness of the Company or its subsidiaries; any nonpayment on such indebtedness; a change of control (as defined therein); any breach of the covenants or a material breach of the representations and warranties included in the Revolving Credit Facility and related documents; the institution of any bankruptcy proceedings; and the failure of any security agreement related to the Revolving Credit Facility or lien granted thereunder to be valid and enforceable. Upon the occurrence and continuance of an event of default under the Revolving Credit Facility, the lender may terminate its commitment to lend and declare the then-outstanding loan due and payable.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were originally sold by the Company to the Initial Purchaser pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition to the Purchase Agreement, Sub Co. entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Company, as successor to Sub Co., has agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its best efforts to (i) file the Exchange Offer Registration Statement within 60 days after the date of the original issue of the Old Notes with the Commission with respect to the Exchange Offer for the New Notes; (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the date of the original issuance of the Old Notes and (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, commence the Exchange Offer and use its best efforts to issue on or prior to 60 days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission (the "Exchange Offer Effectiveness Date") New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the New Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Each New Note will bear interest from its issuance date. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes. Such interest will be paid with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

     Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the New Notes will in general be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an affiliate of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (i) will not be able to rely on the interpretation of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

     As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a brokerdealer referred to in the next sentence) is not engaging, and does not intend to engage, in distribution of the New Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or any other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action Letters. As indicated above, each Participating Broker-Dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it (i) acquired the Old Notes for its own account as a result of market-making activities or other trading activities, (ii) has not entered into any arrangement or understanding with the Company or any affiliate of the Company (within the meaning of Rule 405 under the Securities Act) to distribute the New Notes to be received in the Exchange Offer and (iii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. For a description of the procedures for resales by Participating Broker-Dealers, see "Plan of Distribution."

     In the event that changes in the law or the applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 210 days of the date of the original issuance of the Old Notes, the Company will
(i), as promptly as possible, file the Shelf Registration Statement covering resales of the Old Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and
(iii) use its respective best efforts to keep effective the Shelf Registration Statement until three years after its effective date. The Company will, in the event of the filing of the Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resale of the Old Notes. A holder of the Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the date of the original issue of the Old Notes, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the date of the original issue of the Old Notes, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 60 days after the effectiveness of the Exchange Offer Registration Statement New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and
(iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission in a timely fashion. If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, (c) the Company fails to consummate the Exchange Offer within 60 days of the effectiveness of the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined herein) during the period specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), the sole remedy available to holders of the Old Notes will be the immediate assessment of Additional Interest as follows: the per annum interest rate on the Old Notes will increase by 0.5% during the first 90-day period the Registration Default exists and is not waived or cured and the per annum interest rate will increase by an additional 0.25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per annum in excess of 12 3/4% per annum. All Additional Interest will be payable to holders of the Old Notes in cash on each January 1 and July 1, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Old Notes will revert to 12 3/4% per annum. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act.

     Holders of Old Notes will be required to make certain representations (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the

Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

     Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes bear a Series B designation and a different CUSIP number from the Old Notes, (ii) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is terminated. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

     As of the date of this Prospectus, $70,000,000 aggregate principal amount of Old Notes were outstanding. The Company has fixed the close of business on
            , 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

     Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
            , 1997, unless the Company in its sole discretion extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Company reserves the right, in its sole discretion, prior to the Expiration Date (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes. Such interest will be paid with the first interest payment on the New Notes on January 1, 1998. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

     Interest on the New Notes is payable semiannually on each January 1 and July 1, commencing on January 1, 1998.

PROCEDURES FOR TENDERING

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal or an Agent's Message (as defined herein) in connection with a book-entry transfer and other required documents must be completed and received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Old Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     The term "Agent's Message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     By executing the Letter of Transmittal, each holder will make the representations set forth above in the third paragraph under the heading "-- Purpose and Effect of the Exchange Offer."

     The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY

MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALER, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not property tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

     (a) the tender is made through an Eligible Institution,

     (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a property completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificates) representing the Old Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

     (c) such property completed and executed Letter of Transmittal (of facsimile thereof), as well as the certificates) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"); (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited); (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein prior to the Expiration Date, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

          (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (c) any governmental approval has not been obtained, which approval the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its reasonable discretion that any of the above conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all property tendered Old Notes which have not been withdrawn.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                               BY REGISTERED OR       BY OVERNIGHT COURIER AND
  BY HAND TO 4:30 P.M.:         CERTIFIED MAIL:       BY HAND AFTER 4:30 P.M.:
   United States Trust    United States Trust Company    United States Trust
          Company                 of New York                  Company
       of New York               P.O. Box 844                of New York
      111 Broadway              Cooper Station              770 Broadway
       Lower Level            New York, New York      New York, New York 10003
 Corporate Trust Window           10276-0844            Attn: Corporate Trust
New York, New York 10006

                                 BY FACSIMILE:

                    United States Trust Company of New York
                                 (212) 780-0592
                             Attn: Corporate Trust

                             CONFIRM BY TELEPHONE:

                                 (800) 548-6565

DELIVERY TO AN ADDRESS OTHER THAN SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is face value less the value attributable to the Warrants upon the issuance of the Old Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (iii) in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Company), (iv) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (v) pursuant to an effective registration under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE NEW NOTES

     With respect to resales of New Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives New Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives New Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of
Section 10 of the Securities Act. However, if any holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission set forth in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a brokerdealer referred to in the next sentence) is not engaging, and does not intend to engage, in the distribution of the New Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives a New Note for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution."

                            DESCRIPTION OF THE NOTES

     The Old Notes were issued under the Indenture and the New Notes will be issued under the Indenture. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. The New Notes are subject to all such terms, and holders of the New Notes are referred to the Indenture and the Act for a statement of them. The following is a summary of the material terms and provisions of the New Notes. This summary does not purport to be a complete description of the New Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the New Notes and the Indenture (including the definitions contained therein). A copy of the form of Indenture may be obtained from the Company by any holder or prospective investor upon request. Definitions relating to certain capitalized terms are set forth under " -- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. The term Notes means the New Notes and the Old Notes treated as a single class.

GENERAL

     The Notes will be general senior unsecured obligations of the Company, limited in aggregate principal amount to $70,000,000.

     The Notes will be unconditionally guaranteed, on a senior unsecured basis, as to payment of principal, premium, if any, and interest, jointly and severally, by each Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under " -- Certain Covenants -- Limitation on Creation of Subsidiaries".

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on July 1, 2004. The Notes will bear interest at a rate of 12 3/4% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on January 1 and July 1, commencing January 1, 1998, to holders of record of the Notes at the close of business on the immediately preceding December 15 and June 15, respectively.

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 2002 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on July 1 of each year listed below:

                                       YEAR                                PERCENTAGE
          ---------------------------------------------------------------  ----------
          2002...........................................................    103.188%
          2003...........................................................    100.000%

     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 25% of the original principal amount of Notes at any time and from time to time prior to July 1, 2000 at a redemption price equal to 112.75% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date out of the Net Proceeds of one or more Qualified Equity Offerings; provided, that at least $52.5 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and provided, further, that if a partial redemption is made with the proceeds of a Qualified Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of the Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants. Except as otherwise specified, all of the covenants described below appear in the Indenture.

     Limitation on Additional Indebtedness

     The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) unless (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Fixed Charge Coverage Ratio (determined on a pro forma basis for the last four fiscal quarters of the Company for which financial statements are available at the date of determination) is greater than 2.25 to 1, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness.

     Limitation on Restricted Payments

     The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under " -- Limitation on Additional Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the cumulative Consolidated Net Income of the Company (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) so long as no Default or Event of Default shall have occurred and be continuing, the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness (A) by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock) of the Company, or (B) out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock), (iii) so long as no Default or Event of Default shall have occurred and be continuing, the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the Subordinated Indebtedness being redeemed or retired, (iv) so long as no Default or Event of Default shall have occurred and be continuing, the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock; provided that (a) such Disqualified Capital Stock is not subject to mandatory redemption earlier than the maturity of the Notes, (b) such Disqualified Capital Stock is in an aggregate liquidation preference that is equal to or less than the sum of (x) the aggregate liquidation preference of the Disqualified Capital Stock being retired, (y) the amount of accrued and unpaid dividends, if any, and premiums owed, if any, on the Disqualified Capital Stock being required and (z) the amount of customary fees, expenses and costs related to the incurrence of such Disqualified Capital Stock and (c) such Disqualified Capital Stock is incurred by the same person that initially incurred the disqualified Capital Stock being retired, except that the Company may incur Disqualified Capital Stock to refund or refinance Disqualified Capital Stock of any Wholly-Owned Restricted Subsidiary of the Company, (v) the payment by the Company of cash dividends to Holding for the purpose of paying, so long as all proceeds thereof are promptly used by Holding to pay, franchise taxes and federal, state and local income taxes and interest and penalties with respect thereto, if any, payable by Holding, provided that any refund shall be promptly returned by Holding to the Company, (vi) so long as no Default or Event of Default shall have occurred and be continuing, payments to employees for repurchases of Capital Stock of Holding; provided, however, that the amount of all such payments under this clause (vi) does not exceed $250,000 during any twelve month period;

(vii) deposits and loans, not to exceed $3.0 million at any time outstanding, made in connection with acquisition agreements; (viii) the making of payments by the Company to Holding to pay (A) upon consummation of the Transactions, up to $65,000 in connection with the delivery of an opinion relating to the solvency of the Company on the Issue Date and (B) operating expenses, not to exceed $25,000 in any fiscal year; or (ix) any payment from the Company to Holding in the amount of any payment received by the Company pursuant to a distribution from the Escrow Accounts in connection with the Merger under the terms of the Merger Agreement, not to exceed $50,000. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause
(c) of the immediately preceding paragraph, amounts expended pursuant to clauses
(i), (ii)(B) and (iv) shall be included in such calculation and, in the event the acquisition contemplated in clause (vii) is not consummated within 180 days after the deposit or loan is made in connection therewith, (vii) shall also be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant " -- Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

     Limitations on Investments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than (i) a Permitted Investment or
(ii) an Investment that is made as a Restricted Payment in compliance with the " -- Limitation on Restricted Payments" covenant, after the Issue Date.

     Limitations on Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to a Lien on such property or asset or shares of stock or debt granted to the holders of the Notes to the same extent as such subordinated Indebtedness is subordinated to the Notes.

     Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of its Restricted Subsidiaries own a minority interest) or holder of 10% or more of the Common Stock of the Company (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Restricted Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1.0 million which is not permitted under clause (i) above, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of $5.0 million which are not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from a nationally recognized independent investment banking firm.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under " -- Limitations on Restricted Payments" contained herein, (ii) any transaction, approved by the Board of Directors of the Company, with an officer or director of the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business, (iii) any transactions with KECC for advisory services to the extent the payment for such services do not exceed $200,000 per year, (iv) customary banking transactions with an Affiliate of KECC, (v) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors, or (vi) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture.

     Limitation on Creation of Subsidiaries

     The Company shall not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of the Indenture, (ii) a Restricted Subsidiary conducting a business similar or reasonably related to the business of the Company and its Subsidiaries on the Issue Date, or (iii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary organized under the laws of the United States or any State thereof or the District of Columbia acquired or created pursuant to clause (ii) shall, at the time it has either assets or shareholder's equity in excess of $10,000, execute a guarantee, in the form attached to the Indenture and reasonably satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee). See "-- Future Guarantees."

     Limitation on Certain Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's board of directors, and evidenced by a board resolution); (ii) not less than 85% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or cash equivalents (those equivalents allowed under "Temporary Cash Investments"); and (iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required to prepay, repay or purchase Indebtedness (other than Subordinated Indebtedness) of the Company or any Restricted Subsidiary within 270 days following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another person) used or useful in businesses similar or ancillary to the business of the Company or Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 271st day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 365 days following the receipt of such Asset Sale Proceeds; and (c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $5.0 million, the Company shall apply an amount equal to Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things: (1) that such holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each Holder must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

     Limitation on Preferred Stock of Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Restricted Subsidiary) or permit any Person (other than the Company or a Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the first paragraph of the covenant described under " -- Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

     Limitation on Capital Stock of Restricted Subsidiaries

     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary (other than under the Revolving Credit Facility or a successor facility) or (ii) permit any of its Subsidiaries to issue any Capital Stock, other than to the Company or a Wholly-Owned Restricted Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with " -- Limitation on Certain Asset Sales" or the issuance of Preferred Stock in compliance with the covenant described under " -- Limitation on Preferred Stock of Restricted Subsidiaries."

     Limitation on Sale and Lease-Back Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Company and (ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under " -- Limitation on Additional Indebtedness."

     Limitation on Dividend and Other Payment Restrictions Affecting
Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or
(B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) encumbrances or restriction existing on the Issue Date or under the Revolving Credit Facility, (ii) the Indenture, the Notes and the Guarantees, if applicable, (iii) applicable law, (iv) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries or of any Person that becomes a Restricted Subsidiary as in effect at the time of such acquisition or such Person becoming a Restricted Subsidiary (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition or such Person becoming a Restricted Subsidiary), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired, provided that the EBITDA of such Person is not taken into account (to the extent of such restriction) in determining whether any financing or Restricted Payment in connection with such acquisition was permitted by the terms of the Indenture,

(v) customary nonassignment provisions in leases or other agreements entered into in the ordinary course of business and consistent with past practices, (vi) Refinancing Indebtedness; provided that such restrictions are in the aggregate no more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (vii) customary restrictions in security agreements, liens or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages.

     Payments for Consent

     Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, including out-of-pocket costs and expenses, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

CHANGE OF CONTROL OFFER

     Within 20 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

     Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

          (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

          (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 business days from the date such notice is mailed (the "Change of Control Payment Date"));

          (3) that any Note not tendered will continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

          (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
     Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

          (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

          (9) the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Revolving Credit Facility restricts the Company's ability to repurchase any Notes pursuant to a Change of Control Offer prior to repayment in full of all obligations under or in respect of the Revolving Credit Facility or requires the Company to obtain the requisite consent under the Revolving Credit Facility to permit the repurchase of the Notes pursuant to a Change of Control Offer. The Revolving Credit Facility contains a "change of control" provision that is similar in most respects to the provision of the Indenture relating to a Change of Control, and the occurrence of such a "change of control" will constitute an event of default under the Revolving Credit Facility.

     The Indenture requires that if the Revolving Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the second preceding paragraph, but in any event within 30 days following any Change of Control, the Company shall (i) repay in full all obligations under or in respect of the Revolving Credit Facility or offer to repay in full all obligations under or in respect of the Revolving Credit Facility and repay the obligations under or in respect of the Revolving Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under the Revolving Credit Facility to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it may commence a Change of Control Offer in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "-- Events of Default" below if not cured within 30 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the Revolving Credit Facility or obtain requisite consents under the Revolving Credit Facility. There can be no assurance that if a Change of Control were to occur, the Company would have sufficient assets to first satisfy its obligations in respect of the Revolving Credit Facility and then to repurchase all of the Notes that might be delivered by holders seeking to accept a Change of Control Offer. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 30 days after notice, constitutes an Event of Default.

     The Indenture provides that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

     In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company will not and will not permit any Guarantor, if applicable, to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or the Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor, as the case may be, is merged or to which the properties and assets of the Company or the Guarantor, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect;
(ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis the Consolidated Net Worth of the Company or the surviving entity as the case may be is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions; and (iv) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "-- Certain Covenants -- Limitation on Additional Indebtedness;" provided that a Person that is a Guarantor may consolidate with, merge into or transfer all or substantially all of its assets to the Company or another Person that is a Guarantor without complying with this clause (iv).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with by the appropriate Persons.

FUTURE GUARANTEES

     The Notes will be jointly and severally unconditionally guaranteed on a senior unsecured basis by the Guarantors.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

     A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "-- Certain Covenants -- Limitation on Certain Asset Sales," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "-- Merger, Consolidation or Sale of Assets," and such

Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

         (i) default in payment of any principal of, or premium, if any, on the Notes;

         (ii)  default for 30 days in payment of any interest on the Notes;

         (iii) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

         (iv) failure to pay when due principal, interest or premium in an aggregate amount of $5.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $5.0 million or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

         (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $3.0 million (which are not paid or covered by insurance so long as the insurer has not disclaimed coverage or so long as a court of competent jurisdiction has ordered, in a final and nonappealable order, the insurer to make payment) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

         (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary thereof.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "-- Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

     From time to time, the Company, the Guarantors, if applicable, and the Trustee may, without the consent of holders of the Notes, amend or waive provisions of the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors, if applicable, and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the principal amount of outstanding Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, (vii) alter the Company's obligation to purchase the Notes in accordance with the Indenture following the occurrence of an Asset Sale or a Change of Control or waive any default in the performance thereof, (viii) affect the ranking of the Notes in a manner adverse to the holders of the Notes or (ix) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless furnish to the Commission and holders of the

Notes (i) within 120 days after the end of each fiscal year of the Company, (x) audited year-end consolidated financial statements (including a balance sheet, income statement and statement of changes of cash flow) prepared in accordance with GAAP and substantially in the form required under Regulation S-X under the Securities Act and (y) the information described in Item 303 of Regulation S-K under the Securities Act with respect to such period and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, (x) unaudited quarterly consolidated financial statements (including a balance sheet, income statement and statement of changes of cash flows) prepared in accordance with GAAP and substantially in the form required by Regulation S-X under the Securities Act and (y) the information described in
Item 303 of Regulation S-K under the Securities Act with respect to such period.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 120 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

     The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indentures. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The registered holder of a Note may be treated as the owner of it for all purposes.

GOVERNING LAW

     The Indenture provides that the Indenture, the Notes and any Guarantee will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

     "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

     "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that the term "Affiliate" shall not include any portfolio company of KECC so long as such portfolio company does not own or control any shares of capital stock of the Company or Holding and the Company or Holding does not own or control any shares of the capital stock of such portfolio company.

     "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company, (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary thereof, (c) real property, other than the lease thereof in the ordinary course of business, or (d) all or substantially all of the assets of any business owned by the Company or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary.

     "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

     "Attributable Indebtedness" under the Indenture in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of
(i) the fair value of the property subject to such arrangement (as determined by the Board of Directors) and (ii) the present value (discounted according to GAAP at the cost of indebtedness implied in the lease) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sales that have not been applied or committed in accordance with clauses (iii)(a) or (iii)(b), and which has not yet been the basis for an Excess Proceeds Offer in accordance with clause
(iii)(c) of the first paragraph of "Certain Covenants -- Limitation on Certain Asset Sales".

     "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     A "Change of Control" will be deemed to have occurred at such time as (i) the Permitted Holders, individually or in the aggregate, cease to beneficially own (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, 50.1% or more of the Common Equity Interests of the Company or Holding, (ii) there shall be consummated any consolidation or merger of the Company or Holding in which the Company or Holding, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Equity Interests of the Company or Holding, as the case may be, would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Equity Interests of the Company or Holding, as the case may be, outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Equity Interests of the surviving corporation immediately after such consolidation or merger, (iii) there is a sale, lease or transfer of all or substantially all of the assets of the Company or Holding to any Person or group (as such term is defined in Section 13(d)(3) of the Exchange
Act), other than a Permitted Holder or (iv) the replacement of a majority of the Board of Directors of Holding over a two-year period from the directors who constituted the Board of Directors of Holding at the beginning of such period, and such replacement shall not have been approved or recommended by a vote of at least a majority of the Board of Directors of Holding then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

     "Common Equity Interests" of any Person means all Equity Interests of such Person that are generally entitled to (i) vote in the election of directors of such person or (ii) if such person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Fixed Charges" means, with respect to any Person the sum of a Person's (i) Consolidated Interest Expense, plus (ii) the product of (x) the aggregate amount of all dividends paid on Disqualified Capital Stock of the Company or on each series of preferred stock of each Subsidiary of such Person (other than dividends paid or payable in additional shares of preferred stock or to the Company or any of its Wholly-Owned Restricted Subsidiaries) times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined federal, state and local tax rate of such Person (expressed as a decimal), in each case, for such four-quarter period.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income (before preferred stock dividends) of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (d) extraordinary, unusual and non-recurring gains and losses shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated stockholder's equity of such Person less the amount of such stockholder's equity attributable to Disqualified Capital Stock of such Person and its Subsidiaries, as determined in accordance with GAAP.

     "Currency Agreement" means, for any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency values.

     "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary of the Company and (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of the Company or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     "EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, plus, minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only; and provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only
(x) if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or (y) if the cash income derived from such Investment is attributable to Temporary Cash Investments.

     "Equity Interests" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible or exchangeable for any of the foregoing.

     "Fixed Charge Coverage Ratio" of any Person means, with respect to any determination date, the ratio of (i) EBITDA for such Person's prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date, to (ii) Consolidated Fixed Charges of such Person. For purposes of computing the Fixed Charge Coverage Ratio, (A) if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition (by way of merger, consolidation or otherwise) of any Person, business, property or assets (an "Acquisition"), then such ratio shall be determined by giving effect to (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period used to make such calculation) to both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness and the inclusion in the Company's EBITDA of the EBITDA of the acquired Person, business, property or assets, (B) if any Indebtedness outstanding or to be incurred (x) bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account on a pro forma basis any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months), (y) bears, at the option of the Company or a Restricted Subsidiary, a fixed or floating rate of interest, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Restricted Subsidiary, either a fixed or floating rate and (z) was incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period, (C) for any quarter prior to the date hereof included in the calculation of such ratio, such calculation shall be made on a pro forma basis, giving effect to the issuance of the Notes and the use of the net proceeds therefrom as if the same had occurred at the beginning of the four-quarter period used to make such calculation and (D) for any quarter included in the calculation of such ratio prior to the date that any Asset Sale was consummated, or that any Indebtedness was incurred, or that any Acquisition was effected, by the Company or any of its Subsidiaries, such calculation shall be made on a pro forma basis, giving effect to each Asset Sale, incurrence of Indebtedness or Acquisition, as the case may be, and the use of any proceeds therefrom, as if the same had occurred at the beginning of the four quarter period used to make such calculation.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States on the Issue Date.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities (including long-term pension and healthcare liabilities) arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed, (iii) guarantees of items of other Persons which would be included within this definition for such other Persons, (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount, including the Notes, is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person.

     "Issue Date" means the date the Notes were first issued by Sub Co. and authenticated by the Trustee under the Indenture.

     "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock by Holding or the Company, the aggregate net proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt), (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith) and (c) in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after the payment of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

     "Permitted Holders" means (i) KECC and its Affiliates, (ii) any "group" (as such term is used in Section 13(d) and 14(d) of the Exchange Act) comprised solely of the Key Equity Group and its Affiliates

(it being understood that a "group" that includes any other Person shall not be a Permitted Holder) and (iii) any Person if (A) at least a majority of the total voting and economic power of the Common Stock in such Person is owned by at least a majority of the officers of KECC at the time of such transfer, (B) such Person has at least $50.0 million in cash funds available for investment, and
(C) such Person is under no contractual restriction (whether pursuant to its charter documents or otherwise) to make further investments in the Company.

     "Permitted Indebtedness" means:

          (i) Indebtedness incurred pursuant to the Revolving Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (i) the sum of (x) 85.0% of the net book value of eligible accounts receivable of the Company and its Restricted Subsidiaries and (y) 65.0% of the net book value of eligible inventory of the Company and its Restricted Subsidiaries and (ii) $10.0 million, in each case, reduced by any required permanent repayments thereunder;

          (ii)   Indebtedness under the Notes and the Guarantees, if applicable;

          (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

          (iv) Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Company's consolidated total assets;

          (vi)   Interest Rate Agreements and Currency Agreements;

          (vii) Additional Indebtedness of the Company not to exceed $3.0 million in principal amount outstanding at any time;

          (viii) Refinancing Indebtedness;

          (ix) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of day-light overdrafts) drawn against insufficient funds in the ordinary course of business;

          (x) Indebtedness of the Company and any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (xi) Indebtedness arising from guarantees of loans and advances by third parties to employees and officers of the Company or its Subsidiaries in the ordinary course of business for bona fide business purposes, provided that the aggregate amount of such guarantees does not exceed $250,000; and

          (xii) Indebtedness arising from the repurchase of Capital Stock of Holding if otherwise permitted under "--Certain Covenants -- Limitation on Restricted Payments."

     "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of:

          (i) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

          (ii)   Temporary Cash Investments;

          (iii) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof;

          (iv) reasonable and customary loans made to employees not to exceed $250,000 in the aggregate at any one time outstanding and other loans to Holding or employees of the Company to the extent the proceeds of such loans are used by such employees of the Company exclusively to purchase shares of Capital Stock of Holding pursuant to the terms of the Stockholders Agreement;

          (v) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or Restricted Subsidiary (i) solely as consideration for the consummation of an Asset Sale of Stir Melter or (ii) otherwise permitted under the covenant described under "-- Certain Covenants -- Limitation on Sale of Assets";

          (vi)   any Investment existing on the Issue Date;

          (vii) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such Investment or accounts receivable or
     (b) as the result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (viii) Investments the payment for which consists of Capital Stock of the Company (exclusive of Disqualified Capital Stock); and

          (ix) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (ix) that are at that time outstanding, not to exceed $1.0 million.

     "Permitted Liens" means (i) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries, provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries, (ii) Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended, (iii) Liens in favor of the Company or any of its Restricted Subsidiaries, (iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $1.0 million in the aggregate at any one time outstanding, (viii) Liens for taxes, assessments or governmental charges that either are not delinquent or are being contested in good faith by appropriate proceedings, (ix) Liens securing Capital Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease, (x) Liens securing Indebtedness under the Revolving Credit Facility, (xi) Liens of the Company's customers encumbering property or assets under construction arising from the obligations of such customers to make progress or partial payment relating to such construction,
(xii) judgment Liens that otherwise would not give rise to an Event of Default,
(xiii) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries, (xiv) Liens securing reimbursement obligations with respect to commercial letters of credit that encumber documents and other property relating to such letters of credit and products and proceeds thereof, (xv) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off, (xvi) Liens existing on the Issue Date and (xvii) any extensions, substitutions, replacements or renewals of the foregoing.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of Property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Qualified Equity Offering" means an offering by the Company or Holding of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock, whether registered or exempt from registration under the Securities Act; provided, however, that in connection with a Qualified Equity Offering of Holding, the net proceeds of such Qualified Equity Offering are contributed to the Company as common equity.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that
(i) if the Indebtedness being refunded, refinanced or extended was subordinate to the Indebtedness represented by the Notes, then the Refinancing Indebtedness is subordinated to the Notes to at least the same extent, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Restricted Subsidiary of the Company; provided, however, that subclauses (ii) and (iii) of this definition will not apply to any refunding, refinancing or extension of any Indebtedness under the Revolving Credit Facility.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Capital Stock), and
(y) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Restricted Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Restricted Subsidiary of the Company, excluding Disqualified Capital Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Subordinated Indebtedness (other than Subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein and (vi) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Restricted Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "-- Certain Covenants -- Limitation on Additional Indebtedness" covenant.

     "Revolving Credit Facility" means the revolving credit facility by and among the Company, the lender named therein, and NationsBank, N.A., as agent, as amended, modified, replaced, renewed, refunded, refinanced or supplemented from time to time, and whether by the same or any other agent, lender or group of lenders.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

     "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of Investment, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) repurchase obligations with a term of not more than seven days for the underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (ii) above; or (v) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and (ii).

     "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "-- Certain Covenants -- Limitation on Restricted Payments." The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

     "Wholly-Owned Restricted Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK-ENTRY, DELIVERY AND FORM

     The New Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Notes sold to Accredited Investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) may be represented by the Global Note or, if such an investor may not hold an interest in the Global Note, a certificated Note.

     Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for Notes in certificated form except in the limited circumstances described below. See
" -- Exchange of Book-Entry Notes for Certificated Notes."

     The Notes may be presented for registration of transfer and exchange at the offices of the Registrar of the Notes.

     Depository Procedures

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

     DTC has also advised the Company that pursuant to procedures established by it (i) upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the Exchange Agent with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, See " -- Exchange of Book-Entry Notes for Certificated Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal of (and premium, if any) and interest on the Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to our payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

     Interest in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account will DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under " -- Exchange of Book Entry Notes for Certificated Notes" occur, DTC reserves the right to exchange the Global Note for Notes in certificated form, and to distribute such Notes to the relevant Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among accountholders in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company, the Trustee nor any agent of the Company or Trustee will have any responsibility for the performance of DTC, or its respective accountholders, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

     Exchange of Book-Entry Notes for Certificated Notes

     The Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act; (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for the Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the ta consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Company recommends that each holder consult such holder's own tax adviser as to the particular tax consequences of exchanging such holder's Old Notes for New Notes, including the applicability and effect of any state, local or foreign tax laws.

     The Company believes that the exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION

     Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale. In addition, until
       , 1997 (90 days after the commencement of the Exchange Offer), all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sales of the New Notes by Participating Broker Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating BrokerDealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells the New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes will be passed upon for the Company by Baker & Hostetler LLP.

                                    EXPERTS

     The consolidated financial statements of Glasstech, Inc. (and its predecessor Glasstech Industries, Inc., as applicable) as of June 30, 1997 and 1996 and for each of the periods in the three years ended June 30, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Auditors.........................................................   F-2
Consolidated Balance Sheets at June 30, 1996 and 1997..................................   F-3
For the periods ended January 3 and June 30, 1995 and the years ended June 30, 1996 and
  1997:
     Consolidated Statements of Income.................................................   F-4
     Consolidated Statements of Shareholders' Equity...................................   F-5
     Consolidated Statements of Cash Flows.............................................   F-6
Notes to Consolidated Financial Statements.............................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Glasstech, Inc.

We have audited the accompanying consolidated balance sheets of Glasstech, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended June 30, 1997 and 1996, and for the period from January 4, 1995 through June 30, 1995 and as to its predecessor (see Note 1) the period from July 1, 1994 through January 3, 1995. Our audits also included the financial statement schedule listed in item 21(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in the notes to the consolidated financial statements, effective January 3, 1995, the Company emerged from bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 6, 1994. In accordance with an American Institute of Certified Public Accountants' Statement of Position, the Company has adopted "fresh start" reporting whereby its assets, liabilities and new capital structure have been adjusted to reflect estimated fair values as of January 3, 1995. As a result, the consolidated financial statements as of June 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996, and for the period from January 4, 1995 through June 30, 1995 reflect this basis of reporting and are not comparable to the Company's pre-reorganization consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glasstech, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended June 30, 1997 and 1996, and for the period from January 4, 1995 through June 30, 1995, and the consolidated results of its predecessor's operations and its predecessor's cash flows for the period from July 1, 1994 through January 3, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 6 to the consolidated financial statements, effective July 1, 1994, the Company changed its method of accounting for post-retirement benefits other than pensions.

                                          ERNST & YOUNG LLP

Toledo, Ohio
August 15, 1997

                                GLASSTECH, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                              AS OF JUNE 30,
                                                                            ------------------
                                                                             1996       1997
                                                                            -------    -------
ASSETS (NOTE 4)
Current assets:
  Cash and cash equivalents...............................................  $43,815    $51,805
  Restricted cash.........................................................    1,418      1,529
  Accounts receivable:
     Contracts:
       Uncompleted, including unbilled amounts of $3,041 and $2,188.......    4,902      3,652
       Completed, less allowance of $138 and $101 for doubtful accounts...    1,588      1,676
     Trade, less allowance of $40 for doubtful accounts...................    1,764      1,530
                                                                            -------    -------
                                                                              8,254      6,858
  Inventory:
     Replacement and service parts........................................    1,607      2,083
     Furnace contracts and other..........................................      962      2,182
                                                                            -------    -------
                                                                              2,569      4,265
  Prepaid expenses........................................................      315        481
                                                                            -------    -------
Total current assets......................................................   56,371     64,938
Property, plant and equipment, net (Note 3)...............................    8,882      8,390
Other assets:
  Patents, less accumulated amortization of $2,590 and $4,317.............   20,009     18,283
  Reorganization value in excess of amounts allocable to identifiable
     assets, less accumulated amortization of $1,020 and $1,599...........   10,713      7,583
  Other...................................................................        2        170
                                                                            -------    -------
Total other assets........................................................   30,724     26,036
                                                                            -------    -------
                                                                            $95,977    $99,364
                                                                            =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................  $ 3,863    $ 3,413
  Billings in excess of costs and estimated earnings on uncompleted
     contracts............................................................   15,637     10,720
  Accrued liabilities:
     Salaries and wages...................................................    2,760      3,606
     Contract costs.......................................................    2,701      3,780
     Interest.............................................................    2,100      2,100
     Other................................................................    1,711      1,801
                                                                            -------    -------
                                                                              9,272     11,287
                                                                            -------    -------
Total current liabilities.................................................   28,772     25,420
Long-term debt (Note 4)...................................................   42,000     42,000
Non-pension post-retirement benefit obligation (Note 6)...................    2,553      2,712
Shareholders' equity (Note 5):
  Common stock $.01 par value; 10,000,000 shares authorized; 1,000,001
     shares issued and outstanding........................................       10         10
  Additional capital......................................................   20,295     20,377
  Retained earnings.......................................................    2,347      8,845
                                                                            -------    -------
Total shareholders' equity................................................   22,652     29,232
                                                                            =======    =======
                                                                            $95,977    $99,364
                                                                            =======    =======

See accompanying notes.

                                GLASSTECH, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                      PREDECESSOR
                                        COMPANY                          REORGANIZED COMPANY
                                      ------------     -------------------------------------------------------
                                      PERIOD FROM        PERIOD FROM
                                      JULY 1, 1994     JANUARY 4, 1995
                                        THROUGH            THROUGH                YEARS ENDED JUNE 30,
                                       JANUARY 3,         JUNE 30,         -----------------------------------
                                          1995              1995                1996                1997
                                      ------------     ---------------     ---------------     ---------------
Net revenue.........................    $ 25,948           $27,854             $62,771             $76,433
Cost of goods sold..................      16,576            17,036              39,024              45,603
                                         -------           -------             -------             -------
Gross profit........................       9,372            10,818              23,747              30,830
Selling, general and administrative
  expenses..........................       3,430             5,105              10,723              12,866
Research and development expenses...       2,082             2,302               4,557               4,594
Amortization expense................       2,512             1,203               2,407               2,306
                                         -------           -------             -------             -------
Operating profit....................       1,348             2,208               6,060              11,064
Interest expense....................          --            (2,077)             (4,200)             (4,200)
Other income (expense) -- net.......          35               784               1,540               2,263
                                         -------           -------             -------             -------
Income before items below...........       1,383               915               3,400               9,127
Reorganization items (Note 1).......      (1,164)               --                  --                  --
                                         -------           -------             -------             -------
Income before income taxes,
  extraordinary gain and change in
  method of accounting..............         219               915               3,400               9,127
Income taxes not payable in cash
  (Note 7)..........................          --              (445)             (1,418)             (2,551)
Federal income taxes, current.......          --                --                (105)                (78)
                                         -------           -------             -------             -------
Income before extraordinary gain and
  change in method of accounting....         219               470               1,877               6,498
Extraordinary gain (Note 1).........     214,773                --                  --                  --
Cumulative effect on prior years of
  change in method of accounting for
  non-pension post-retirement
  benefits (Note 6).................      (1,906)               --                  --                  --
                                         -------           -------             -------             -------
Net income..........................    $213,086           $   470             $ 1,877             $ 6,498
                                         =======           =======             =======             =======

See accompanying notes.

                                GLASSTECH, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                             COMMON STOCK                        SHAREHOLDERS'     RETAINED        TREASURY STOCK
                                         --------------------     ADDITIONAL         BASIS         EARNINGS      -------------------
                                          SHARES       AMOUNT      CAPITAL         REDUCTION       (DEFICIT)     SHARES      AMOUNT
                                         ---------     ------     ----------     -------------     ---------     -------     -------
Balance, July 1, 1994................      430,000      $  4       $ 43,010        $ (46,705)      $(189,158)       635       $ (63)
  Net income.........................           --        --             --               --         213,086         --          --
Cancellation of predecessor common
  stock..............................     (430,000)       (4)       (43,010)          46,705          (3,754)      (635)         63
Issuance of reorganized company
  common stock.......................    1,000,001        10            (10)              --              --         --          --
Record enterprise value of
  reorganized company................           --        --         20,174               --         (20,174)        --          --
                                         ---------       ---        -------         --------       ---------       ----        ----
Balance, January 3, 1995.............    1,000,001        10         20,164               --              --         --          --
------------------------------------------------------------------------------------------------------------------------------------
  Net income.........................           --        --             --               --             470         --          --
                                         ---------       ---        -------         --------       ---------       ----        ----
Balance June 30, 1995................    1,000,001        10         20,164               --             470         --          --
  Net income.........................           --        --             --               --           1,877         --          --
  Issuance of common stock
     warrants........................           --        --            131               --              --         --          --
                                         ---------       ---        -------         --------       ---------       ----        ----
Balance June 30, 1996................    1,000,001        10         20,295               --           2,347         --          --
  Net income.........................           --        --             --               --           6,498         --          --
  Issuance of common stock...........        4,118        --             82               --              --         --          --
                                         ---------       ---        -------         --------       ---------       ----        ----
Balance June 30, 1997................    1,004,119      $ 10       $ 20,377        $      --       $   8,845         --       $  --
                                         =========       ===        =======         ========       =========       ====        ====


                                         TOTAL
                                       ---------
Balance, July 1, 1994................  $(192,912)
  Net income.........................    213,086
Cancellation of predecessor common
  stock..............................         --
Issuance of reorganized company
  common stock.......................         --
Record enterprise value of
  reorganized company................         --
                                       ---------
Balance, January 3, 1995.............     20,174
----------------------------------------------------------
  Net income.........................        470
                                       ---------
Balance June 30, 1995................     20,644
  Net income.........................      1,877
  Issuance of common stock
     warrants........................        131
                                       ---------
Balance June 30, 1996................     22,652
  Net income.........................      6,498
  Issuance of common stock...........         82
                                       ---------
Balance June 30, 1997................  $  29,232
                                       =========

See accompanying notes.

                                GLASSTECH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                 PREDECESSOR
                                                   COMPANY                  REORGANIZED COMPANY
                                                -------------     ---------------------------------------
                                                 PERIOD FROM      PERIOD FROM
                                                JULY 1, 1994       JANUARY 4,
                                                   THROUGH        1995 THROUGH      YEARS ENDED JUNE 30,
                                                 JANUARY 3,         JUNE 30,       ----------------------
                                                    1995              1995           1996         1997
                                                -------------     ------------     --------     ---------
OPERATING ACTIVITIES
Income before extraordinary gain and change in
  method of accounting.........................    $   219          $    470       $  1,877      $ 6,498
Adjustment to reconcile income before
  extraordinary item and change in method of
  accounting to net cash provided by (used in)
  operating activities:
  Depreciation and amortization................      3,277             1,901          3,721        3,764
  Income taxes not payable in cash.............         --               445          1,418        2,551
  Non-pension post-retirement benefit
     obligation expense in excess of
     payments..................................        135               135            377          159
  Other........................................       (193)               33             13           11
Changes in assets and liabilities affecting
  operations:
  Restricted cash..............................      3,384             1,051          1,095         (111)
  Accounts receivable..........................       (724)           (4,056)         3,978        1,397
  Inventory....................................       (181)             (427)           246       (1,697)
  Prepaid expenses.............................         71                10              6         (166)
  Accounts payable.............................        531              (976)           817         (450)
  Billings in excess of costs and estimated
     earnings on uncompleted contracts.........      4,914            (2,153)         8,274       (4,917)
  Accrued liabilities..........................      2,370             2,178            699        1,934
                                                   -------           -------        -------      -------
Net cash provided by (used in) operating
  activities...................................     13,803            (1,389)        22,521        8,973

INVESTING ACTIVITIES
Additions to property, plant and equipment.....       (480)             (680)        (2,152)        (990)
Proceeds on sale of prototype..................         --               755            491           --
Other..........................................          1                15             (2)          12
                                                   -------           -------        -------      -------
Net cash provided by (used in) investing
  activities...................................       (479)               90         (1,663)        (978)

FINANCING ACTIVITIES
Issuance of stock warrants.....................         --                --            131           --
Issuance of common stock.......................         --                --             --           82
Effective date payments to noteholders and
  other........................................     (6,200)           (3,797)            (6)         (87)
                                                   -------           -------        -------      -------
Net cash provided by (used in) financing
  activities...................................     (6,200)           (3,797)           125           (5)
                                                   -------           -------        -------      -------
Increase (decrease) in cash and cash
  equivalents..................................      7,124            (5,096)        20,983        7,990
Cash and cash equivalents at beginning of
  period.......................................     20,804            27,928         22,832       43,815
                                                   -------           -------        -------      -------
Cash and cash equivalents at end of period.....    $27,928          $ 22,832       $ 43,815      $51,805
                                                   =======           =======        =======      =======
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for the
     following:
     Interest..................................    $    --          $     --       $  4,177      $ 4,200
                                                   -------           -------        -------      -------
     Income taxes..............................    $    --          $     --       $    105      $   337
                                                   =======           =======        =======      =======

See accompanying notes.

                                GLASSTECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

     Glasstech Industries, Inc. (Industries and Predecessor), a Delaware corporation, and its wholly-owned subsidiary, GLT Corp., were formed to acquire most of the assets and certain liabilities of Glasstech International L.P.
(GILP), a Delaware limited partnership, in a leveraged buyout transaction. The acquisition was completed by GLT Corp. as of May 19, 1989 and thereafter it was merged into Glasstech, Inc. (Glasstech and Successor), a Delaware corporation. Prior to such date, Industries and GLT Corp. engaged only in activities related to the acquisition. Glasstech has two wholly-owned subsidiaries, Glasstech Ltd., a corporation in the United Kingdom, and Stir-Melter, Inc., a Delaware corporation.

     On May 24 and 25, 1993, respectively, Industries and Glasstech filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code (Reorganization). A Joint Second Amended Plan of Reorganization (the "Joint Plan") proposed by Industries and Glasstech on December 6, 1994, was confirmed by the Federal Bankruptcy Court in the District of Delaware and became effective on January 3, 1995 (the "Effective Date"). Industries was merged into Glasstech and the bankruptcy effectively ended on that date.

     Reorganization items included in the consolidated statements of income for the period from July 1, 1994 through January 3, 1995 consisted of approximately $1,341 of professional fees and related costs, $704 of incentive compensation, a $193 gain on fair value adjustments to the Company's assets and liabilities and $688 of interest earned on accumulated cash.

     Glasstech designs and assembles glass bending and tempering equipment and markets and sells such equipment worldwide to both automotive glass fabricators and architectural glass producers. Glasstech Ltd. provides engineering, sales, and service support in Europe, the Middle East, and Africa. Stir-Melter, Inc. designs and markets glass-melting equipment for the treatment of certain waste products.

     In accounting for the effects of emergence from bankruptcy, Glasstech implemented Statement of Financial Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," (SOP 90-7) issued by the American Institute of Certified Public Accountants. Accordingly, Glasstech adopted "fresh start" reporting; its assets and liabilities were adjusted to reflect their estimated fair value and the accumulated deficit as of January 3, 1995 was eliminated. Accordingly, the consolidated financial statements for periods prior to January 3, 1995 are not necessarily comparable to consolidated financial statements presented subsequent to that date. Black lines on the consolidated financial statements distinguish between pre-reorganization and post-reorganization activity.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     For financial reporting purposes, the Company includes in income the ratable portion of profits on uncompleted contracts determined in accordance with the stage of completion measured by the percentage of costs incurred to estimated total costs of each contract. For income tax purposes, contracts are accounted for on the inventory accrual basis whereby income is recognized when the equipment is accepted by the customer. Unbilled amounts included in uncompleted contract accounts receivable represent revenues recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts billed in excess of revenues recognized.

     Revenue from sales other than contracts is recognized when the products are shipped.

                                GLASSTECH, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CREDIT PRACTICES

     Credit terms are granted to customers and periodically revised based on evaluations of the customers' financial condition with collateral generally not being required. In certain instances, letters of credit may be obtained to secure payment. Credit losses relating to customers consistently have been within management's expectations.

CASH AND CASH EQUIVALENTS

     The Company considers all unrestricted highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Restricted cash primarily represents cash collateral for outstanding standby letters of credit issued on behalf of the Company in support of the Company's performance obligations under various sales contracts. These funds become available upon performance under the applicable sales contracts or expiration of the underlying letter of credit, or both.

INVENTORY

     Inventory is stated at the lower of cost or market determined by the first-in, first-out (FIFO) method.

DEPRECIATION AND AMORTIZATION

     Depreciation is based on the estimated useful lives of the assets and is generally computed using accelerated methods. Amortization of leasehold improvements is provided on the straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is shorter. The useful lives range from 10 to 40 years for building and leasehold improvements; 3 to 12 years for machinery and equipment; 7 to 12 years for prototype glass tempering furnaces; and 3 to 12 years for office equipment and other.

     Patents are being amortized on the straight-line basis over their estimated useful lives of 12 to 15 years.

     Reorganization value in excess of amounts allocable to identifiable assets is being amortized on the straight-line basis over 20 years.

STOCK OPTIONS

     The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APBO No. 25). The disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" are not material.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                GLASSTECH, INC.

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                              AS OF JUNE 30,
                                                                             -----------------
                                                                              1996       1997
                                                                             -------    ------
Cost:
  Land.....................................................................  $   110    $  110
  Building and leasehold improvements......................................    2,448     2,512
  Machinery and equipment..................................................    1,448     1,830
  Prototype glass tempering furnaces.......................................    4,554     4,776
  Office equipment.........................................................    2,165     2,456
  Other....................................................................       33        17
                                                                              ------    -------
                                                                              10,758    11,701
  Less accumulated depreciation and amortization...........................   (1,876)   (3,311)
                                                                              ------    -------
Net property, plant and equipment..........................................  $ 8,882    $8,390
                                                                              ======    =======

4. LONG-TERM DEBT

     Long-term debt at June 30, 1996 and 1997 consists of $42,000 of senior notes. The senior notes have a maturity date of July 1, 2001 and bear interest, payable semi-annually, at the rate of 10%. The notes may be redeemed at the Company's option after December 31, 1996 at 110% of the principal amount, declining to 102% after December 31, 2000. Mandatory sinking fund requirements during the five fiscal years subsequent to June 30, 1997 are as follows:
1998-1999 -- $0; 2000 -- $10,000; 2001 -- $10,000; 2002 -- $22,000.

     The senior notes are secured by all assets of Glasstech. In addition, the Indenture pursuant to which the senior notes were issued contains numerous financial and other covenants which include the maintenance of certain levels of earnings as defined in the Indenture, a prohibition on the payment of dividends, and a restriction on additional indebtedness and obligations as well as certain types of business activities and investments. The Company is in compliance with all such covenants.

     At June 30, 1996 and 1997, the carrying value of the Company's long-term debt approximates its fair value based on the Company's incremental borrowing rates.

5. COMMON STOCK

     Effective January 5, 1995, the Company adopted a nonqualified stock option plan ("Plan") authorizing the issuance of up to 5% of the Company's outstanding Common Stock on a fully diluted basis. The Plan provides for granting options to officers and key employees to purchase shares of the Company's common stock at a price established by the Board of Directors, which approximates fair market value. Options have terms of ten years and become vested and exercisable in 20% increments beginning on the grant date and on each successive anniversary date of the grant. Options for 58,823 shares have been authorized and granted under the Plan at an exercise price of $20.00 per share. In addition, the Company granted options for an additional 181,646 shares under separate agreements. The options were granted at an exercise price of $20.00 per share with terms identical to those contained in the Plan. No options were exercised or cancelled through June 30, 1996. During 1997, options for 4,118 shares were exercised and options for 6,176 shares were cancelled.

     During 1996, the Company issued 65,290 common stock purchase warrants to certain directors for total proceeds of $131. Subject to certain anti-dilution provisions, each warrant entitles the holder to purchase one

                                GLASSTECH, INC.

5. COMMON STOCK (CONTINUED)

share of the Company's common stock for $25.00 per share through January 5, 2001. No warrants have been exercised through June 30, 1997.

6. EMPLOYEE BENEFIT PLANS

     Glasstech has defined contribution retirement plans which cover substantially all employees. Contributions, which are based on participants' compensation, are funded and approximated $270, $189, $541 and $604, for the periods from July 1, 1994 through January 3, 1995, January 4, 1995 through June 30, 1995, and the years ended June 30, 1996 and 1997, respectively.

     In addition, Glasstech provides certain retiree health care insurance benefits to eligible retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. These benefits are provided at the discretion of Glasstech and are subject to revision or termination at any time.

     Effective July 1, 1994, Glasstech adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on the immediate recognition basis. Previously, the Company had expensed the cost of such benefits on the pay-as-you-go (cash) basis. The cumulative effect as of July 1, 1995 of adopting SFAS No. 106 was to decrease net earnings by $1,906. The change resulted in a decrease in net income of approximately $135 for the period ended January 3, 1995 and $89 for the period ended June 30, 1995. The Company funds such costs as they are incurred.

     The components of the net periodic post-retirement benefit cost are as follows:

                                                    PREDECESSOR
                                                      COMPANY                REORGANIZED COMPANY
                                                  ---------------     ---------------------------------
                                                    PERIOD FROM         PERIOD FROM
                                                   JULY 1, 1994       JANUARY 4, 1995      YEARS ENDED
                                                      THROUGH             THROUGH           JUNE 30,
                                                    JANUARY 3,           JUNE 30,         -------------
                                                       1995                1995           1996     1997
                                                  ---------------     ---------------     ----     ----
Service cost (benefits earned during the
  period)........................................      $  83               $  79          $206     $117
Interest cost on accumulated post-retirement
  benefit obligation.............................         77                  73           200      128
Net amortization and deferral....................         --                  --             9      (55)
                                                        ----                ----          ----
Net periodic post-retirement benefit cost........      $ 160               $ 152          $415     $190
                                                        ====                ====          ====

     The components of the accumulated post-retirement benefit obligation and amounts accrued at June 30 were as follows:

                                                                              1996       1997
                                                                             ------     ------
Actuarial present value of benefit obligations:
  Retirees and dependents..................................................  $  214     $  174
  Eligible active employees................................................     438         97
  Other active employees...................................................   1,792        120
Unrecognized prior service credit..........................................      --       2009
Unrecognized net gain......................................................     109        312
                                                                             ------     ------
Total accrued post-retirement benefits.....................................  $2,553     $2,712
                                                                             ======     ======

     Effective February 1, 1997, the Company portion of the retiree health care insurance benefits was revised to a fixed monthly contribution amount. Prior to the date, the Company's monthly contribution was the actual

                                GLASSTECH, INC.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)
cost in excess of a fixed monthly contribution by each retiree. The effect of this amendment will reduce the Company's non-pension post-retirement benefit obligation by approximately $2,009 which is being amortized on the straight-line method over approximately 20 years.

     Assumed health care cost inflation was based on an initial rate of 8.6% declining ratably over 14 years to an ultimate rate of 5.5%. A one percentage point increase in these rates would have no impact on the accumulated post-retirement benefit obligation at June 30, 1997 and increased the net post-retirement benefit cost for 1997 by $51. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.25% at June 30, 1997 and 1996 (8.00% at June 30, 1995).

7. FEDERAL INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets at June 30 are as follows:

                                                                           1996        1997
                                                                          -------     -------
Deferred income tax liabilities:
  Contract revenues.....................................................  $(4,040)    $(5,388)
  Property, plant and equipment.........................................     (951)       (892)
  Other.................................................................     (205)         --
                                                                          --------    -------
Total deferred income tax liabilities...................................   (5,196)     (6,280)
Deferred income tax assets:
  Federal income tax operating loss carryovers..........................    8,178       7,155
  Accrued liabilities and reserves......................................    2,126       2,326
  Excess tax basis on purchased assets..................................    3,909       2,404
  Other.................................................................      399         431
                                                                          --------    -------
Total deferred income tax assets........................................   14,612      12,316
Less valuation reserve..................................................    9,416       6,036
                                                                          --------    -------
Net deferred income tax assets..........................................    5,196       6,280
                                                                          --------    -------
Total deferred income taxes -- net......................................  $    --     $    --
                                                                          ========    =======

     The valuation allowance has been recorded against the Company's net deferred income tax assets due to the uncertainties surrounding the realization of any future tax benefit.

                                GLASSTECH, INC.

7. FEDERAL INCOME TAXES (CONTINUED)
     The consolidated effective income tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                                      PREDECESSOR
                                                        COMPANY              REORGANIZED COMPANY
                                                     -------------   -----------------------------------
                                                      PERIOD FROM    PERIOD FROM
                                                        JULY 1,       JANUARY 4,
                                                         1994            1995           YEARS ENDED
                                                        THROUGH        THROUGH            JUNE 30,
                                                      JANUARY 3,       JUNE 30,     --------------------
                                                         1995            1995         1996        1997
                                                     -------------   ------------   ---------   --------
Statutory U.S. federal tax rate....................        34.0%         34.0%         34.0%       34.0%
Increase (reduction) in tax rate resulting from:
  Effect of reduction in valuation reserve for
     deferred income taxes.........................          --            --            --        (8.6)
  Amortization of excess reorganization value......          --          12.6           6.8         2.2
  Effects of net operating losses..................      (187.0)           --            --          --
  Write-off on non-deductible intangible assets....       147.6            --            --          --
  Other............................................         5.4           2.0           4.0         1.2
                                                         ------       -------        ------
Effective tax rate.................................          --%         48.6%         44.8%       28.8%
                                                         ======       =======        ======      ======

     The "Effect of reduction in valuation reserve for deferred income taxes" represents the effect of change in post reorganization temporary differences fully reserved by the Company's valuation reserve.

     At June 30, 1997, the Company has net operating loss carryforwards for regular and alternative minimum tax purposes of approximately $21,045 and $17,517, respectively, which expire in the years 2009 through 2011. For regular and alternative minimum tax purposes, approximately $18,168 and $12,886 of each loss carryforward has an annual usage limitation of $1,378 which, if not utilized in a given year, may be utilized in subsequent years.

     Income taxes not payable in cash represent the tax effect of certain temporary differences existing prior to the reorganization and are recorded as a reduction to reorganization value in excess of amounts allocated to identifiable assets as required by SOP 90-7.

8. FOREIGN SALES AND SALES CONCENTRATION

     Revenues by geographic region are as follows:

                                                    PREDECESSOR             REORGANIZED COMPANY
                                                      COMPANY       ------------------------------------
                                                    ------------    PERIOD FROM
                                                    PERIOD FROM      JANUARY 4,
                                                    JULY 1, 1994        1995
                                                    1995 THROUGH      THROUGH       YEARS ENDED JUNE 30,
                                                     JANUARY 3,       JUNE 30,      --------------------
                                                        1995            1995          1996        1997
                                                    ------------    ------------    --------    --------
United States.....................................    $  9,924        $  9,608      $ 18,794    $ 22,269
Asia-Pacific......................................       5,341          10,261        20,101      39,371
Europe............................................       3,250           5,351         9,827       5,030
Latin American....................................       5,889           1,992         6,208       2,616
Other.............................................       1,544             642         7,841       7,147
                                                      --------        --------      --------    --------
                                                      $ 25,948        $ 27,854      $ 62,771    $ 76,433
                                                      ========        ========      ========    ========

Four customers accounted for approximately 48%, 34%, 41% and 51% of net sales during the periods, respectively.

                                GLASSTECH, INC.

9. LEASES

     The Company leases a manufacturing and office building under a long-term agreement with a partnership comprised of certain former shareholders of Industries. The minimum annual rental associated with this lease through its expiration on December 31, 1999 is approximately $300. The Company has the option to renew the lease for two additional five-year periods at slightly higher rates. Total rental expense amounted to approximately $150, $150, $300 and $300 for the periods from July 1, 1994 through January 3, 1995, January 4, 1995 through June 30, 1995, and the years ended June 30, 1996 and 1997, respectively.

10. LEGAL PROCEEDINGS

     On January 15, 1997, James E. Heider, a former executive officer of the Company, commenced an action against the Company and Mark Christman, the President of the Company, in the Common Pleas Court of Wood County, Ohio, relating to the nonrenewal of his employment agreement. In the amended complaint, Mr. Heider alleges that the Company breached his written employment agreement and breached implied and express employment agreements that, according to the complaint, were created pursuant to certain alleged oral statements. The complaint also alleges that Mr. Heider was terminated in retaliation for reporting on the conduct of certain employees and that Mr. Heider was wrongfully denied the ability to exercise certain stock options. Mr. Heider seeks compensation of approximately $9.5 million for lost wages, bonuses, back pay, vacation pay and the value of other fringe benefits he would have received through continued employment with the Company. The Company believes that this action is without merit and is barred by the provisions of Mr. Heider's written employment agreement with the Company. The Company intends to contest this action vigorously and does not believe that this action will have a material adverse effect on the Company's financial condition or operating results.

11. SALE OF COMPANY

     Effective July 2, 1997, a sale of the Company was completed to Key Equity Capital Corporation and certain members of management of the Company for approximately $76.2 million, subject to certain adjustments. The transaction resulted in the new company having substantial goodwill, an increase in long-term debt, original equity of approximately $15.8 million, and a significant reduction in cash. Also in connection with the proposed transaction all existing stock options and common stock warrants of the Company were deemed exercised and exchanged for their pro rata share of the purchase price. In addition, the Company incurred an extraordinary charge of $4.2 million relating to the early extinguishment of debt and other charges aggregating approximately $3.7 million to be reflected in its income statement for the period of July 1, 1997 through July 2, 1997.

===============================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Available Information..............................   iv
Prospectus Summary.................................    1
Risk Factors.......................................   14
The Transactions...................................   21
Use of Proceeds....................................   22
Capitalization.....................................   22
Unaudited Pro Forma Financial Data.................   23
Selected Historical Consolidated Financial and
  Other Data.......................................   29
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............   31
Business...........................................   35
Management.........................................   46
Certain Transactions...............................   50
Ownership and Control..............................   53
Description of the Revolving Credit Facility.......   54
The Exchange Offer.................................   55
Description of the Notes...........................   63
Certain U.S. Federal Income Tax Considerations.....   87
Plan of Distribution...............................   87
Legal Matters......................................   87
Experts............................................   88
Index to Consolidated Financial Statements.........  F-1

UNTIL                       , 1997 (90 DAYS AFTER THE COMMENCEMENT OF THE
EXCHANGE OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================
===============================================================

                                  $70,000,000

                                GLASSTECH, INC.

                            OFFER TO EXCHANGE $1,000
                           IN PRINCIPAL AMOUNT OF ITS
                     SERIES B 12 3/4% SENIOR NOTES DUE 2004
                        WHICH HAVE BEEN REGISTERED UNDER
                       THE SECURITIES ACT FOR EACH $1,000
                     IN PRINCIPAL AMOUNT OF ITS OUTSTANDING
                         12 3/4% SENIOR NOTES DUE 2004

                 THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:
                    UNITED STATES TRUST COMPANY OF NEW YORK
                       ----------------------------------
                                   PROSPECTUS
                       ----------------------------------

                                            , 1997

===============================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation incorporates substantially the provisions of the General Corporation Law of the State of Delaware providing for indemnification of directors and officers of the Registrant against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     As permitted by Section 102 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if in the case of other than derivative suits he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation who is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

     2.1    Agreement and Plan of Merger
     2.2    Amendment to Agreement and Plan of Merger
     3.1    Restated Certificate of Incorporation of the Registrant
     3.2    By-laws of the Registrant
     4.1    Indenture (including form of Note)
     4.2    First Supplemental Indenture
     5.1    Opinion of Baker & Hostetler LLP as to the legality of the securities being registered
    10.1    Financing and Security Agreement between NationsBank, N.A. and the Registrant
    10.2    Plant and Office Lease
    10.3    Warehouse Lease
    10.4    Advisory Agreement between the Registrant and Key Equity Capital Corporation
    10.5    Form of Exchange Agent Agreement between United States Trust Company of New York and the Registrant
    10.6    Employment Agreement among Glasstech Holding Co., the Registrant and John S.
            Baxter
    10.7    Employment Agreement among Glasstech Holding Co., the Registrant and Mark D.
            Christman
    10.8    Employment Agreement among Glasstech Holding Co., the Registrant and Larry E.
            Elliott

    10.9    Employment Agreement among Glasstech Holding Co., the Registrant and Ronald A.
            McMaster
    10.10   Employment Agreement among Glasstech Holding Co., the Registrant and James P.
            Schnabel, Jr.
    10.11   Employment Agreement among Glasstech Holding Co., the Registrant and Diane S.
            Tymiak
    10.12   Employment Agreement among Glasstech Holding Co., the Registrant and Kenneth H.
            Wetmore
    10.13   Securities Purchase Agreement between the Registrant, as successor to Glasstech
            Sub Co., and CIBC Wood Gundy Securities Corp.
    10.14   Registration Rights Agreement between the Registrant, as successor to Glasstech
            Sub Co., and CIBC Wood Gundy Securities Corp.
    12.1    Statement re: Computation of Ratio of Earnings to Fixed Charges
    21.1    List of Subsidiaries
    23.1    Consent of Ernst and Young LLP
    23.2    Consent of Baker & Hostetler LLP (included in Exhibit 5.1)
    24.1    Powers of Attorney (included on page II-4)
    25.1    Statement of Eligibility and Qualification on Form T-1 Under the Trust Indenture
            Act of 1939 of United States Trust Company of New York, as Trustee Under the
            Indenture
    27.1    Financial Data Schedule
    99.1    Form of Letter of Transmittal
    99.2    Form of Notice of Guaranteed Delivery

     (b) Financial Statement Schedule.

  SCHEDULE
   NUMBER                DESCRIPTION OF DOCUMENT               PAGE
  --------   ------------------------------------------------  ----
     II             Valuation and Qualifying Accounts          S-1

     (c) Report, Opinion or Appraisal.

        Not Applicable.

ITEM 22.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (d) The undersigned Registrant hereby undertakes:

          1. To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2. That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PERRYSBURG, STATE OF OHIO, ON THE 26TH DAY OF AUGUST, 1997.

                                          GLASSTECH, INC.

                                                 /s/ MARK D. CHRISTMAN
                                          --------------------------------------
                                                    Mark D. Christman
                                          President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Mark D. Christman, Kenneth H. Wetmore and Diane
S. Tymiak or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                                TITLE                         DATE
------------------------------------- ---------------------------------------  ----------------

        /s/ MARK D. CHRISTMAN         Director, President and Chief Executive   August 26, 1997
------------------------------------- Officer (Principal Executive Officer)
          Mark D. Christman

         /s/ DIANE S. TYMIAK          Chief Financial Officer (Principal        August 26, 1997
------------------------------------- Financial Officer and Principal
           Diane S. Tymiak            Accounting Officer)

         /s/ JOHN S. BAXTER           Director                                  August 26, 1997
-------------------------------------
           John S. Baxter

         /s/ DAVID P. GIVEN           Director                                  August 26, 1997
-------------------------------------
           David P. Given

                                GLASSTECH, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE AT      ADDITIONS
                                                 BEGINNING    CHARGED TO COSTS     AMOUNT       BALANCE AT
                  DESCRIPTION                    OF PERIOD      AND EXPENSES     CHARGED OFF   END OF PERIOD
------------------------------------------------ ----------   ----------------   -----------   -------------
                                                                       (IN THOUSANDS)
Year ended June 30, 1997:
  Allowance for doubtful accounts...............   $  178          $  (37)         $    --        $   141
                                                   ======          ======          =======        =======
Year ended June 30, 1996:
  Allowance for doubtful accounts...............   $  281          $ (103)         $    --        $   178
                                                   ======          ======          =======        =======
Period from January 4, 1995 through June 30,
  1995:
  Allowance for doubtful accounts...............   $  274          $    7          $    --        $   281
                                                   ======          ======          =======        =======
Period from July 1, 1994 through January 3,
  1995:
  Allowance for doubtful accounts...............   $  372          $  (98)         $    --        $   274
                                                   ======          ======          =======        =======

                                 EXHIBIT INDEX

     2.1    Agreement and Plan of Merger
     2.2    Amendment to Agreement and Plan of Merger
     3.1    Restated Certificate of Incorporation of the Registrant
     3.2    By-laws of the Registrant
     4.1    Indenture (including form of Note)
     4.2    First Supplemental Indenture
     5.1    Opinion of Baker & Hostetler LLP as to the legality of the securities being registered
    10.1    Financing and Security Agreement between NationsBank, N.A. and the Registrant
    10.2    Plant and Office Lease
    10.3    Warehouse Lease
    10.4    Advisory Agreement between the Registrant and Key Equity Capital Corporation
    10.5    Form of Exchange Agent Agreement between United States Trust Company of New York and the Registrant
    10.6    Employment Agreement among Glasstech Holding Co., the Registrant and John S.
            Baxter
    10.7    Employment Agreement among Glasstech Holding Co., the Registrant and Mark D.
            Christman
    10.8    Employment Agreement among Glasstech Holding Co., the Registrant and Larry E.
            Elliott
    10.9    Employment Agreement among Glasstech Holding Co., the Registrant and Ronald A.
            McMaster
    10.10   Employment Agreement among Glasstech Holding Co., the Registrant and James P.
            Schnabel, Jr.
    10.11   Employment Agreement among Glasstech Holding Co., the Registrant and Diane S.
            Tymiak
    10.12   Employment Agreement among Glasstech Holding Co., the Registrant and Kenneth H.
            Wetmore
    10.13   Securities Purchase Agreement between the Registrant, as successor to Glasstech
            Sub Co., and CIBC Wood Gundy Securities Corp.
    10.14   Registration Rights Agreement between the Registrant, as successor to Glasstech
            Sub Co., and CIBC Wood Gundy Securities Corp.
    12.1    Statement re: Computation of Ratio of Earnings to Fixed Charges
    21.1    List of Subsidiaries
    23.1    Consent of Ernst and Young LLP
    23.2    Consent of Baker & Hostetler LLP (included in Exhibit 5.1)
    24.1    Powers of Attorney (included on page II-4)
    25.1    Statement of Eligibility and Qualification on Form T-1 Under the Trust Indenture
            Act of 1939 of United States Trust Company of New York, as Trustee Under the
            Indenture
    27.1    Financial Data Schedule
    99.1    Form of Letter of Transmittal
    99.2    Form of Notice of Guaranteed Delivery